   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 1995


                                                       REGISTRATION NO. 33-61933
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                             ENERGY VENTURES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     04-2515019
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                                                         BERNARD J. DUROC-DANNER
                                                          ENERGY VENTURES, INC.
         5 POST OAK PARK, SUITE 1760                   5 POST OAK PARK, SUITE 1760
          HOUSTON, TEXAS 77027-3415                     HOUSTON, TEXAS 77027-3415
                (713) 297-8400                                (713) 297-8400
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE     (NAME, ADDRESS, INCLUDING ZIP CODE, AND
 NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S     TELEPHONE NUMBER, INCLUDING AREA CODE,
         PRINCIPAL EXECUTIVE OFFICES)                     OF AGENT FOR SERVICE)

                                   Copies to:

                CURTIS W. HUFF                               JOSHUA DAVIDSON
         FULBRIGHT & JAWORSKI L.L.P.                      BAKER & BOTTS, L.L.P.
          1301 MCKINNEY, SUITE 5100                          ONE SHELL PLAZA
          HOUSTON, TEXAS 77010-3095                           910 LOUISIANA
                (713) 651-5151                          HOUSTON, TEXAS 77002-4995
                                                              (713) 229-1234

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                 Subject to Completion, dated September 1, 1995

PROSPECTUS
                                2,600,000 SHARES

LOGO                         ENERGY VENTURES, INC.

                                  COMMON STOCK

                          ---------------------------


     All 2,600,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), offered hereby (this "Offering") are being offered and sold by Energy Ventures, Inc. (the "Company"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "EVI". On August 30, 1995, the last reported sale price of the Common Stock was $18 5/8 per share. See "Price Range of Common Stock and Dividend Policy".


                          ---------------------------

      AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
            ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                         TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                                          Underwriting
                                                          Price to       Discounts and      Proceeds to
                                                           Public        Commissions(1)      Company(2)
----------------------------------------------------------------------------------------------------------
Per Share...........................................         $                 $                 $
----------------------------------------------------------------------------------------------------------
Total (3)...........................................         $                 $                 $
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses payable by the Company, estimated at $450,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 390,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting".

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares of Common Stock offered will be made at the offices
of Lehman Brothers Inc., New York, New York on or about             , 1995.

                          ---------------------------

LEHMAN BROTHERS                             DONALDSON, LUFKIN & JENRETTE
                                               SECURITIES CORPORATION
               , 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and financial statement schedules thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy and information statements and other information concerning the Company can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, and June 30, 1995; and

          (c) The Company's Current Report on Form 8-K dated May 31, 1995, and Current Report on Form 8-K dated July 13, 1995, as amended by the Current Report on Form 8-K/A dated August 17, 1995.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Company at 5 Post Oak Park, Suite 1760, Houston, Texas 77027, Attention:
Secretary (Telephone number: (713) 297-8400).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" shall mean Energy Ventures, Inc. and its subsidiaries. Unless otherwise noted herein, the information contained in this Prospectus assumes the Underwriters' over-allotment option will not be exercised. An investment in the Common Stock offered hereby involves a high degree of risk, and investors should carefully consider the information set forth under the heading "Risk Factors".

                                  THE COMPANY

     Energy Ventures, Inc. is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company's oilfield equipment segment manufactures and distributes drill pipe, premium tubulars and artificial lift products. The Company's contract drilling services segment primarily provides barge drilling and workover services in the United States and internationally.

     The Company is the world's largest manufacturer of drill pipe and the second largest manufacturer of premium tubulars in North America. The Company's artificial lift division is one of the two largest manufacturers of rod lift equipment in the world, has a number of patented and proprietary products and is the only fully integrated manufacturer and distributor of rod lift equipment. The Company is also the second largest operator of barge rigs in the U.S. Gulf Coast area with an estimated 40% market share.

     The Company's strategy is to maintain a number one or two position in each of its principal markets, realize growth through the continuing consolidation in its industry and expand all of its businesses internationally to take advantage of the general shift of exploration and production overseas. The Company intends to be a leader in innovation through product development and a leader in quality through modernization of its manufacturing facilities and the upgrading of its rig fleet.

     The Company has achieved significant growth in recent years through a consistent strategy of focused acquisitions and internal development. Acquisitions have focused on the core businesses assembling underutilized assets, product lines and proprietary technology. Tubular growth has centered on manufacturing, market development and international expansion. Revenues and operating income have increased from $150.2 million and $5.9 million, respectively, in 1990 to $248.5 million and $19.5 million, respectively, in 1994. For the six months ended June 30, 1995, the Company reported revenues and operating income of $152.4 million and $13.5 million, respectively, representing a 44% and 96% increase over the comparable 1994 period.

     The principal products and services provided by the Company are as follows:

     -  Tubular Products

     The Company's Grant Prideco tubular division ("Grant Prideco") manufactures drill pipe and premium tubulars. Grant Prideco's products are designed and engineered for high performance applications. Drill pipe serves as the principal mechanical drilling tool needed to drill an oil or natural gas well. Drill pipe must be designed and manufactured to provide a reliable connection from the drilling rig to the drill bit thousands of feet below the surface. Premium tubulars consist of the tubing and casing that are used in the production of oil and natural gas in harsh downhole environments, such as deep natural gas and offshore wells, where the pressure, temperature and corrosive elements are extreme. The term "premium" refers to high alloy, seamless tubulars with specific molecular structure and highly engineered connections.

     Grant Prideco's tubular products are manufactured at nine locations throughout the world and are marketed through its worldwide sales and service support system. After many years of adverse market conditions characterized by overcapacity, excess inventory and depressed prices, Grant Prideco's drill pipe business has begun to realize the concurrent benefits of a reduction in the worldwide inventory of used drill pipe and of industry consolidation. In the first half of 1995, the Company realized a 35% increase in revenues from sales of drill pipe and other tubular products over the first six months of 1994 despite low natural gas prices and a near record low domestic and worldwide rig count. The Company expects that Grant Prideco's future revenues and profitability will benefit from this continuing trend. Backlog at Grant Prideco at June 30, 1995, was $69.8 million compared to $35.2 million at December 31, 1994.

     o  Artificial Lift

     The Company manufactures a complete line of proprietary and patented artificial lift equipment and parts through its Highland Pump division ("Highland"). Artificial lift is the method by which production is accomplished when oil does not flow naturally to the surface. Most oil wells in the early stages of production flow naturally up the wellbore. Eventually, as a result of the process of aging and pressure declines, most of the world's oil wells will require some form of artificial lift. There are four kinds of artificial lift, of which rod lift is the most widely used. Highland's artificial lift product line is focused exclusively on rod lift, utilizes patented and proprietary technology and is fully integrated from the downhole pump to the above-ground motor and pumping unit. Highland is the industry's only producer of an integrated rod lift product line.


     Highland's artificial lift products include fluid packed pumps, progressive cavity pumps, continuous and coupled sucker rods, pumping units, motors, control systems and completion tools. Highland also provides installation and maintenance services for its artificial lift customers. Many of Highland's products, such as the Corod(R) continuous sucker rod and the RotaFlex(TM) pumping unit, are unique and provide the customer with innovative and cost-effective solutions to their production needs.


     Highland's artificial lift products are manufactured at various locations throughout the United States and Canada and have historically been primarily distributed in North America through a network of over 60 distribution and service centers. The Company believes that the international markets will provide the greatest growth opportunities for Highland's products in the future as the world's oil producing reservoirs mature. As a result, Highland has established a manufacturing facility in China and is actively pursuing other international expansion opportunities.

     0  Contract Drilling

     The Company's contract drilling operations are conducted through its Mallard Bay Drilling division ("Mallard"). Mallard's domestic operations are concentrated in the area of barge drilling and workover in the shallow coastal and inland waters of the United States Gulf Coast where conventional jack-up rigs cannot operate. Mallard is the second largest operator of barge rigs in this market with a fleet of 15 drilling rigs and 19 workover rigs and an estimated 40% market share. Mallard also has a fleet of six platform rigs and one jack-up rig in the Gulf of Mexico. Most of Mallard's rigs were acquired at times when market conditions were depressed and at prices substantially below replacement costs.

     The domestic barge rig market has for more than a decade been characterized by overcapacity and a heavy dependence on natural gas drilling. These market conditions, combined with depressed and volatile natural gas prices, created an operating environment that was characterized by low day rates and rig utilization, and precipitated a consolidation in the industry. Since the early 1980s, the number of rigs in existence has declined from over 200 to less than 100 and the number of contractors has declined from over 20 to less than five. As one of the two major surviving contractors, Mallard has begun to benefit from these conditions through increased revenues and rig utilization. These market improvements have occurred notwithstanding continued low natural gas prices and a low domestic rig count. The Company expects domestic results to continue to benefit from these conditions as well as from increased demand in the Gulf Coast. These changes in demand stem from an increase in three-dimensional seismic survey activity resulting in the identification of attractive deep natural gas prospects in the inland and coastal waters of Louisiana and increased lease activity in these areas following the 1994 settlement of a production royalty dispute between the State of Louisiana and Texaco, Inc. ("Texaco"), Mallard's largest barge rig customer.

     Internationally, Mallard operates three rigs in the coastal and offshore waters of Nigeria and Peru and four land rigs in Argentina. International drilling contracts are generally for longer periods than domestic contracts and at more favorable rates. International drilling operations represented approximately 33% and 34% of the revenue and operating income, respectively, for this segment during the first six months of 1995. Mallard is currently in the process of negotiating an agreement to expand its operations in Argentina with an addition of five workover rigs. Mallard is also pursuing other opportunities in Argentina that could increase its drilling rig fleet in Argentina by up to five rigs over the next 12 months.

                              RECENT DEVELOPMENTS
     Prideco Acquisition
     On June 30, 1995, the Company acquired Prideco, Inc. ("Prideco") for approximately 2.25 million shares of Common Stock. Prideco was the second largest manufacturer of drill pipe in the Western Hemisphere and one of the two largest manufacturers of drill collars and heavyweight drill pipe in the world. The Prideco acquisition complemented the Company's tubular product line by adding drill collars, heavyweight drill pipe and premium casing to its already extensive line of tubular products. The Company currently intends to expand the market for Prideco's drill collars and heavyweight drill pipe internationally. The Company also intends to jointly market Prideco's premium casing with the Company's existing Atlas Bradford(TM) line of premium connectors.

     The Company's acquisition of Prideco strengthened the Company's position as the worldwide leader in drill pipe. The Company also expects to realize over $6 million in annual savings from the Prideco acquisition through a consolidation of overhead and a rationalization of manufacturing operations once the operations of Prideco have been fully integrated with those of the Company. Revenues and operating income at Prideco for its fiscal year ended June 30, 1995, were $55.2 million and $4.2 million, respectively.

     International Tubular Expansion

     The Company is currently engaged in discussions with Oil Country Tubular Ltd. ("OCTL") regarding an arrangement under which the Company would lease OCTL's tubular facility located in Narketpally, India on a continuing basis. The OCTL facility was built in 1990 under the direction of personnel who are currently employed by Grant Prideco and is the most modern tubular fabricating facility in the world. The facility would be utilized by the Company to pursue a strategic expansion of its sales and operations in the Eastern Hemisphere. The Company believes that the combination of Grant Prideco's product line with OCTL's low manufacturing costs and proximity to major Eastern Hemisphere markets should accomplish this objective. This expansion is intended to substantially increase the Company's sales into the growing Eastern Hemisphere market, which over the last few years has represented only approximately 5% of the Company's total revenues.


     The terms of the OCTL lease currently being discussed contemplate a long-term lease subject to an annual right of termination by the Company. The Company would be required to make a one-time payment of $8 million for the right to use the facility and would thereafter make annual payments of $6 million plus certain royalties based on the volume of products produced at the facility. The Company would pay all operating costs and provide all working capital required to run the OCTL facility. To date, no definitive agreement with OCTL has been reached and any agreement would be subject to various conditions, including the receipt of all necessary governmental and other approvals for the Company's lease of the OCTL's facility. Accordingly, there can be no assurance that an agreement with OCTL will be entered into or as to the ultimate timing and terms thereof.



     Argentina and Artificial Lift Expansions



     The Company is currently negotiating an agreement with Yacimientos Petroliferos Fiscales Sociedad Anonima ("YPF") in Argentina to provide workover services using five workover rigs. YPF has also expressed a preliminary indication of interest in having Mallard provide it with up to an additional five drilling rigs over the next 12 months as conditions merit. To date, no definitive agreement has been reached with YPF for either of these projects and there can be no assurance that an agreement will be reached or as to the timing and terms thereof.



     The expansion of Mallard's operations in Argentina presents the Company with a unique opportunity for international expansion of Highland's artificial lift products. Argentina is the second largest South American market for artificial lift products. If the Company is able to expand Mallard's operations in Argentina on acceptable terms, it intends to utilize the infrastructure of Mallard's operations as a base for the sale and service of Highland's artificial lift products in Argentina. The use of shared locations is expected to provide Highland with a cost-effective means of penetrating the Argentina market.

                                  THE OFFERING


Common Stock Offered hereby...................  2,600,000 shares
Common Stock to be Outstanding after
  this Offering...............................  17,647,183 shares(a)
Use of Proceeds...............................  Net proceeds will be used to finance the expansion of the Company's domestic and
                                                international tubular operations and for
                                                other general corporate purposes, including
                                                acquisitions, working capital and debt
                                                reduction. See "Use of Proceeds".
NYSE symbol...................................  EVI


---------------


(a) Excludes 729,000 shares of Common Stock subject to outstanding options granted under the Company's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan and Non-Employee Director Stock Option Plan. See "Description of Capital Stock".

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth certain summary historical and pro forma condensed consolidated financial data of the Company. The pro forma condensed consolidated statements of income give effect to the acquisition of Prideco on June 30, 1995, the sale of Common Stock offered hereby and the application of the net proceeds therefrom as if these transactions occurred on January 1, 1994. The as adjusted balance sheet data gives effect to the sale of Common Stock as if it occurred on June 30, 1995 and assumes the repayment of all short-term borrowings of the Company outstanding at June 30, 1995, pending the application of the proceeds of this Offering. The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1994, or that may be achieved in the future. This information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations, the Selected Consolidated Financial Data, the Pro Forma Condensed Consolidated Statements of Income and the Company's Consolidated Financial Statements and the related notes thereto included elsewhere herein.

                                                                                                                   PRO
                                                                                                                  FORMA
                                                                                                                 -------
                                              HISTORICAL                 PRO FORMA           HISTORICAL           SIX
                                   --------------------------------     -----------     --------------------     MONTHS
                                              YEAR ENDED                YEAR ENDED           SIX MONTHS           ENDED
                                             DECEMBER 31,              DECEMBER 31,        ENDED JUNE 30,       JUNE 30,
                                   --------------------------------    -------------    --------------------    ---------
                                     1992        1993        1994          1994           1994        1995        1995
                                   --------    --------    --------    -------------    --------    --------    ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues.......................  $190,458    $246,017    $248,537      $ 299,191      $105,684    $152,407    $ 181,955
  Cost of sales..................   148,881     181,742     181,137        224,155        75,883     112,806      138,107
  Selling, general and
    administrative expenses......   36,965      45,720      47,931         51,894        22,878      26,060       28,252
                                   --------    --------    --------       --------      --------    --------     --------
  Operating income...............     4,612      18,555      19,469         23,142         6,923      13,541       15,596
  Interest expense, net..........    (5,033)     (7,209)    (13,505)       (12,090)       (5,698)     (8,161)      (6,150)
  Other income (expense), net....       759       1,465         484            274           306          (7)         (92)
  Income tax expense.............       (57)     (4,864)     (1,806)        (3,419)         (549)     (1,989)      (3,555)
                                   --------    --------    --------       --------      --------    --------     --------
  Income from continuing
    operations...................  $    281    $  7,947    $  4,642      $   7,907      $    982    $  3,384    $   5,799
                                   ========    ========    ========       ========      ========    ========     ========
  Earnings per share from
   continuing operations.........  $   0.02    $   0.66    $   0.37      $    0.45      $   0.08    $   0.27    $    0.33
  Weighted average
    shares outstanding...........    12,057      12,067      12,629         17,530        12,588      12,672       17,514
OTHER DATA:
  EBITDA (a).....................  $ 15,805    $ 32,301    $ 34,221      $  39,357      $ 13,663    $ 22,231    $  24,913
  Depreciation and
    amortization.................    10,434      12,281      14,268         15,941         6,434       8,697        9,409
  Capital expenditures...........    22,413      14,885      19,607             --        13,355      11,739           --


                                                                                             JUNE 30, 1995(b)
                                                                                         -------------------------
                                                                                                             AS
                                                                                          HISTORICAL      ADJUSTED
                                                                                         -------------    --------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets.......................................................................      $ 428,585      $439,944
  Net working capital................................................................         90,615       135,990
  Long-term debt.....................................................................        125,693       125,693
  Stockholders' investment...........................................................        148,874       194,249


---------------

(a) EBITDA, or "earnings from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization", is a supplemental financial measurement used by the Company in the evaluation of its business and should not be construed as an alternative to income from operations or to cash flow from operations and is presented solely as a supplemental disclosure.

(b) Includes the acquisition of Prideco that was completed on June 30, 1995.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. The following factors should be carefully considered, together with the information provided elsewhere in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

INDUSTRY CONDITIONS

     The demand and pricing for the Company's equipment and services are substantially dependent upon domestic and worldwide levels of exploration and production, including the number of oil and gas wells being drilled, the depth and drilling conditions of the wells, the number of well completions and the level of workover activity. Exploration and development activity is largely dependent on prevailing oil and natural gas prices. Prices for oil and natural gas have historically been extremely volatile and have reacted to actual and perceived changes in demand and supply of oil and natural gas, domestic and worldwide economic conditions and political instabilities in the oil producing countries.

     Prices for oil and natural gas are expected to continue to be volatile and affect the demand and pricing of the Company's products and services. A material decline in natural gas or crude oil prices could materially adversely affect the demand for, and sales of, the Company's oilfield equipment and services. Industry conditions will continue to be influenced by numerous factors over which the Company has no control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

FOREIGN OPERATIONS

     During 1994, 1993, 1992, approximately 36%, 40% and 37%, respectively, of the Company's total revenues were earned outside the United States based upon the ultimate destination in which equipment or services were sold, shipped or provided to the customer by the Company. Operations and sales in foreign markets are subject to substantial competition from large multi-national corporations and government-owned entities and to a variety of local laws and regulations requiring qualifications, use of local labor, the provision of financial assurances or other restrictions and conditions on operations. Foreign operations are also subject to risks associated with doing business outside the United States, including risk of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Foreign operations may also subject the Company to risks relating to fluctuations in currency exchange rates. However, to date, currency fluctuations have not had a material adverse impact on the Company.

     The Company currently has material manufacturing operations in Canada and Mexico and is operating rigs in Nigeria, Peru and Argentina. The Company is also pursuing establishing a tubular manufacturing operation in India subject to the receipt of appropriate governmental and regulatory approvals and consents. See "Recent Developments -- International Tubular Expansion". The Company's operations in each of these countries are subject to various political and economic conditions existing in them which could disrupt operations. The Company generally seeks to obtain, where economical, insurance against certain political risks and attempts to structure its contracts and arrangements in the foreign countries in which it operates in a manner that would minimize the exposure of its assets to losses in those countries. Such efforts include structuring substantially all of its sales and service contracts to be in United States dollars and utilizing lease arrangements and joint ventures for manufacturing facilities such as the one being proposed with OCTL so as not to require substantial investment of funds in fixed assets in foreign countries. Although the Company believes that its exposure to foreign risks is not materially greater than that of its competitors, there can be no assurance that disruptions will not occur in the Company's foreign operations or that any losses that do occur will be covered by insurance. See "Business -- Foreign Operations".

OPERATING RISKS

     The Company's operations are subject to hazards inherent in the oil and gas industry, such as fire, explosion, blowouts and oil spills that can cause personal injury or loss of life, damage to property, equipment, the environment and marine life, and suspension of operations. In addition, claims for loss of oil and gas production and damages to formations can occur in the completion and workover business. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and services are used may in the future result in the Company being named as a defendant in lawsuits asserting potentially large claims.

     The Company maintains insurance coverage that it believes to be customary in the industry against these hazards, including product liability, and, whenever possible, obtains agreements from customers providing for indemnification against liability to others. However, insurance and indemnification agreements may not provide complete protection against casualty losses. Mallard is also partially self-insured for marine workers' compensation claims and Grant Prideco has elected to opt out of the mandatory workers' compensation pools and secure its workers compensation coverage through outside insurance. There can be no assurance that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. Further, there can be no assurance that insurance will continue to be available on terms as favorable as those for its existing arrangements. The occurrence of an adverse claim in excess of the coverage limits maintained by the Company could have a material adverse effect on the Company. See "Business -- Insurance Costs".

COMPETITION

     Competition in the oilfield service and equipment segments of the oil and gas industry is intense and, in certain markets, is dominated by a small number of large competitors, many of which have greater financial and other resources than the Company. See "Business -- Oilfield Equipment -- Competition".

ENVIRONMENTAL MATTERS

     The Company's operations are subject to governmental laws and regulations relating to the protection of the environment and to health and safety. Many of the Company's contract drilling operations take place in or near ecologically sensitive areas, such as wetlands, beaches and inland waterways. Numerous federal and state environmental laws regulate drilling activities and impose liability for causing pollution in inland, coastal and offshore waters. State and federal legislation also provide special protection to water quality and animal and marine life that could be affected by the Company's activities. The regulations applicable to the Company's operations include certain regulations controlling the discharge of materials into the environment, requiring removal and/or remediation and imposing civil and criminal penalties for violations. Each of the primary statutory and regulatory programs that apply to the Company's operations imposes civil penalties for violation of the requirements of the programs as well as natural resource damages, potential injunctions, cease and desist orders and criminal penalties.

     Environmental regulation has led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, has adversely affected many oil companies' decisions to drill wells in the U.S. Gulf Coast area and, in some cases, in the international market. Prohibitions on drilling in some areas are likely to remain in effect or even be extended. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. See "Business -- Contract Drilling -- Government Regulation and Environmental Matters" and "Business -- Environmental Regulation".

DIVIDEND POLICY

     The Company has not paid any dividends on the Common Stock since 1984 and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. Accordingly, no dividends are contemplated to be declared or paid on the Common Stock. See "Price Range of Common Stock and Dividend Policy".

                                  THE COMPANY

     The Company is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company's oilfield equipment segment manufactures and distributes drill pipe, premium tubulars and artificial lift products. The Company's contract drilling services segment primarily provides barge drilling and workover services in the United States and internationally.

     The Company is the world's largest manufacturer of drill pipe and the second largest manufacturer of premium tubulars in North America. The Company's artificial lift division is one of the two largest manufacturers of rod lift equipment in the world, has a number of patented and proprietary products and is the only fully integrated manufacturer and distributor of rod lift equipment. The Company is also the second largest operator of barge rigs in the U.S. Gulf Coast area with an estimated 40% market share.

     The Company's strategy is to maintain a number one or two position in each of its principal markets, realize growth through the continuing consolidation in its industry and expand all of its businesses internationally to take advantage of the general shift of exploration and production overseas. The Company intends to be a leader in innovation through product development and a leader in quality through modernization of its manufacturing facilities and the upgrading of its rig fleet.

     The Company has achieved significant growth in recent years through a consistent strategy of focused acquisitions and internal development. Acquisitions have focused on the core businesses assembling underutilized assets, product lines and proprietary technology. Tubular growth has centered on manufacturing, market development and international expansion. Revenues and operating income have increased from $150.2 million and $5.9 million, respectively, in 1990 to $248.5 million and $19.5 million, respectively, in 1994. For the six months ended June 30, 1995, the Company reported revenues and operating income of $152.4 million and $13.5 million, respectively, representing a 44% and 96% increase over the comparable 1994 period.

     The Company was incorporated in 1972 as a Massachusetts corporation and was reincorporated in Delaware in 1980. The Company's principal office is located at 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415, and its telephone number is (713) 297-8400.

                              RECENT DEVELOPMENTS

PRIDECO ACQUISITION

     On June 30, 1995, the Company acquired Prideco for approximately 2.25 million shares of Common Stock. Prideco was the second largest manufacturer of drill pipe in the Western Hemisphere and one of the two largest manufacturers of drill collars and heavyweight drill pipe in the world. The Prideco acquisition complemented the Company's tubular product line by adding drill collars, heavyweight drill pipe and premium casing to its already extensive line of tubular products. The Company currently intends to expand the market for Prideco's drill collars and heavyweight drill pipe internationally. The Company also intends to jointly market Prideco's premium casing with the Company's existing Atlas Bradford line of premium connectors.

     The Company's acquisition of Prideco strengthened the Company's position as the worldwide leader in drill pipe. The Company also expects to realize over $6 million in annual savings from the Prideco acquisition through a consolidation of overhead and a rationalization of manufacturing operations once the operations of Prideco have been fully integrated with those of the Company. Revenues and operating income at Prideco for its fiscal year ended June 30, 1995, were $55.2 million and $4.2 million, respectively.

INTERNATIONAL TUBULAR EXPANSION

     The Company is currently engaged in discussions with OCTL regarding an arrangement under which the Company would lease OCTL's tubular facility located in Narketpally, India on a continuing basis. The OCTL facility was built in 1990 under the direction of personnel who are currently employed by Grant Prideco and is the most modern tubular fabricating facility in the world. The facility would be utilized by the Company to pursue a strategic expansion of its sales and operations in the Eastern Hemisphere. The Company believes that the combination of Grant Prideco's product line with OCTL's low manufacturing costs and proximity to major Eastern Hemisphere markets should accomplish this objective. This expansion is intended to substantially increase the Company's sales into the growing Eastern Hemisphere market, which over the last few years has represented only approximately 5% of the Company's total revenues.


     The terms of the OCTL lease currently being discussed contemplate a long-term lease subject to an annual right of termination by the Company. The Company would be required to make a one-time payment of $8 million for the right to use the facility and would thereafter make annual payments of $6 million plus certain royalties based on the volume of products produced at the facility. The Company would pay all operating costs and provide all working capital required to run the OCTL facility. To date, no definitive agreement with OCTL has been reached and any agreement would be subject to various conditions, including the receipt of all necessary governmental and other approvals for the Company's lease of the OCTL's facility. Accordingly, there can be no assurance that an agreement with OCTL will be entered into or as to the ultimate timing and terms thereof.



ARGENTINA AND ARTIFICIAL LIFT EXPANSIONS



     The Company is currently negotiating an agreement with YPF in Argentina to provide workover services using five workover rigs. YPF has also expressed a preliminary indication of interest in having Mallard provide it with up to an additional five drilling rigs over the next 12 months as conditions merit. The Company estimates that the cost of acquiring and deploying five workover rigs to Argentina would require approximately $7 million, including working capital. To date, no definitive agreement has been reached with YPF for either of these projects and there can be no assurance that an agreement will be reached or as to the timing and terms thereof.



     The expansion of Mallard's operations in Argentina presents the Company with a unique opportunity for international expansion of Highland's artificial lift products. Argentina is the second largest South American market for artificial lift products. If the Company is able to expand Mallard's operations in Argentina on acceptable terms, it intends to utilize the infrastructure of Mallard's operations as a base for the sale and service of Highland's artificial lift products in Argentina. The use of shared locations is expected to provide Highland with a cost-effective means of penetrating the Argentina market.


                                USE OF PROCEEDS


     The net proceeds from the sale of Common Stock being offered hereby, assuming an offering price of $18 5/8 per share, are estimated to be $45.4 million ($52.3 million if the Underwriters' over-allotment option is exercised in full). Such proceeds will be used to finance the continued expansion of the Company's domestic and international tubular operations and for other general corporate purposes, including the possible expansion of Mallard's and Highland's operations in Argentina, acquisitions, working capital and debt reduction.



     The funds used for the tubular expansion, excluding any expansion relating to OCTL, would be used to finance capital expenditures to increase the current production rates at Grant Prideco's domestic facilities, the integration of Prideco's casing line with the Company's Atlas Bradford line of connectors and for working capital related to the increased sales volumes at Grant Prideco. Total expenditures, including working capital, relating to this expansion are estimated to be between $25 million and $30 million. In addition, a portion of the remaining net proceeds of this Offering may be used to fund a portion of the OCTL expansion if a definitive agreement with OCTL is reached and all necessary governmental approvals for the commencement of operations in India are received. See "Recent Developments -- International Tubular Expansion".


     Pending the use of the net proceeds of this Offering, such funds will be used to reduce the Company's working capital lines of credit or invested in short-term, interest-bearing, investment-grade securities. As of July 31, 1995, the Company had outstanding approximately $42.4 million under its outstanding lines of credit, bearing interest at its lender's prime rate plus 1 1/4% (10% at July 31, 1995).

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "EVI". The following table sets forth, for the periods indicated, the high and low sale prices per share for the Common Stock as reported on the NYSE from June 1994 and by the Nasdaq National Market for 1993 and January through May 1994.


                                                                           HIGH     LOW
                                                                           ----     ----
    Year ended December 31, 1993
      First quarter...................................................... $16 3/4  $9 1/2
      Second quarter.....................................................  18 1/2   15 1/2
      Third quarter......................................................  18 1/2   12 3/4
      Fourth quarter.....................................................  18 1/4   10 3/4

    Year ended December 31, 1994
      First quarter...................................................... $16 1/4  $12
      Second quarter.....................................................  14 3/4   11 1/4
      Third quarter......................................................  15 1/4   12 5/8
      Fourth quarter.....................................................  14 3/4   11 1/4

    Year ending December 31, 1995
      First quarter...................................................... $14 5/8  $11 7/8
      Second quarter.....................................................  20 5/8   13 1/4
      Third quarter (through August 30, 1995)............................  21 1/4   17 3/8



     The closing sale price of the Common Stock on August 30, 1995, as reported on the NYSE, was $18 5/8. As of August 30, 1995, the Company had approximately 1,150 stockholders of record.


     The Company has not paid any dividends on the Common Stock since 1984 and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. Accordingly, no dividends are expected to be declared or paid on the Common Stock for the foreseeable future. The declaration of all dividends is at the discretion of the Company's Board of Directors. The Company's dividend policy will be reviewed by the Board of Directors at such future time as may be appropriate in light of relevant factors at the time; however, the Company and the Company's principal operating subsidiaries are subject to certain prohibitions on the declaration and payment of dividends under the terms of their existing credit facilities. In addition, under the terms of the Company's 10 1/4% Senior Notes due 2004 ("Senior Notes"), the Company is limited in the amount of funds it may distribute as dividends or distributions to stockholders to an amount generally equal to (a) the sum of (i) its earnings subsequent to December 31, 1993, (ii) the net consideration received from certain stock issuances since March 1994,
(iii) the value of certain investments in unrestricted subsidiaries redesignated as restricted subsidiaries and (iv) $5 million, less (b) the amount of dividends, distributions and other restricted payments made by the Company since March 1994. As of June 30, 1995, the Company was limited in the amount of dividends, distributions and other restricted payments that could be made by it to approximately $60 million.

                                 CAPITALIZATION


     The following table sets forth the historical consolidated capitalization of the Company at June 30, 1995, and as adjusted to reflect the issuance of the Common Stock offered by the Company hereby at an assumed price of $18 5/8 per share and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, contained elsewhere in this Prospectus.



                                                                            JUNE 30, 1995(a)
                                                                      -----------------------------
                                                                                            AS
                                                                       HISTORICAL       ADJUSTED(b)
                                                                      -------------     -----------
                                                                             (IN THOUSANDS)
Short-term borrowings and current portion of long-term debt.........    $  38,572        $   4,556
Long-term debt......................................................      125,693          125,693
                                                                         --------          -------
          Total debt................................................      164,265          130,249
                                                                         --------          -------
Stockholders' investment:
  Common Stock, $1.00 par value, 20,000,000 shares authorized;
     15,047,183 shares issued and outstanding (17,647,183 shares as
     adjusted)(c)...................................................       15,047           17,647
  Capital in excess of par..........................................       88,571          131,346
  Retained earnings.................................................       52,240           52,240
  Cumulative foreign currency adjustment............................       (5,430)          (5,430)
  Treasury stock, at cost...........................................       (1,554)          (1,554)
                                                                         --------          -------
          Total stockholders' investment............................      148,874          194,249
                                                                         --------          -------
Total capitalization................................................    $ 313,139        $ 324,498
                                                                         ========          =======


---------------

(a) Includes the acquisition of Prideco that was completed on June 30, 1995.

(b) Assumes the repayment of all short-term borrowings of the Company outstanding at June 30, 1995, pending the application of the net proceeds of this Offering for expansion of operations and capital expenditures described under "Use of Proceeds".

(c) Excludes 729,000 shares of Common Stock subject to outstanding options granted under the Company's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan and Non-Employee Director Stock Option Plan. See "Description of Capital Stock".

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

     The following tables set forth the unaudited pro forma condensed consolidated statements of income for the Company for the year ended December 31, 1994, and the six months ended June 30, 1995, after giving effect to the Company's acquisition on June 30, 1995, of Prideco in consideration of 2,255,198 shares of Common Stock and this Offering. The pro forma financial information assumes that the acquisition and this Offering occurred as of January 1, 1994. The Prideco acquisition was accounted for using the purchase method of accounting.

     The unaudited pro forma condensed consolidated statements of income are based upon estimates and assumptions related to the accounting for the Prideco acquisition which are subject to subsequent determination and more detailed analyses, appraisals and evaluations of the specific assets and liabilities. The final allocation of the purchase price of the Prideco acquisition may differ from the amounts contained in these unaudited pro forma condensed consolidated statements of income.

     The following unaudited pro forma condensed consolidated statements of income should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere herein as well as the audited consolidated financial statements of Prideco for the fiscal year ended June 30, 1995 and related notes filed with the Company's Current Report on Form 8-K dated July 13, 1995, as amended by the Current Report on Form 8-K/A dated August 17, 1995, which is incorporated herein by reference. The historical results of Prideco for the pro forma condensed consolidated statements of income reflect the twelve-month period ended December 31, 1994 and the six-month period ended June 30, 1995, which differs from the audited June 30, 1995 fiscal year financial statements of Prideco. The pro forma information is not necessarily indicative of the results that might have occurred had the Prideco acquisition taken place at the beginning of the period specified and is not intended to be a projection of future results. In this regard, the pro forma financial information does not reflect the Company's projected annual savings from the Prideco acquisition of $6 million or more.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA
                                                                            ADJUSTMENTS
                                                                       ---------------------
                                       COMPANY          PRIDECO                       THIS         PRO FORMA
                                      HISTORICAL       HISTORICAL      PRIDECO      OFFERING      CONSOLIDATED
                                    --------------     ----------      -------      --------      ------------
Revenues..........................     $248,537         $ 50,654       $    --       $   --         $299,191
                                       --------          -------         -----        -----           ------
Costs and expenses:
  Cost of sales...................      181,137           43,018            --           --          224,155
  Selling, general and
     administrative expenses......       47,931            3,541           422(a)        --           51,894
                                       --------          -------         -----        -----           ------
                                        229,068           46,559           422           --          276,049
                                       --------          -------         -----        -----           ------
Operating income..................       19,469            4,095          (422)          --           23,142
                                       --------          -------         -----        -----           ------
Other income (expense):
  Interest expense, net...........      (13,505)          (1,299)        1,236(b)     1,478(c)       (12,090)
  Other, net......................          484             (210)           --           --              274
                                       --------          -------         -----        -----           ------
                                        (13,021)          (1,509)        1,236        1,478          (11,816)
                                       --------          -------         -----        -----           ------
Income before income taxes........        6,448            2,586           814        1,478           11,326
Provision for income taxes........       (1,806)            (921)         (269)(d)     (423)(d)       (3,419)
                                       --------          -------         -----        -----           ------
Income from continuing
  operations......................     $  4,642         $  1,665       $   545       $1,055         $  7,907
                                       ========          =======         =====        =====           ======
Earnings per share from continuing
  operations......................     $   0.37                                                     $   0.45
                                       ========                                                       ======
Weighted average shares
  outstanding.....................       12,629                                                       17,530
                                       ========                                                       ======
Other Data:
  EBITDA(e).......................     $ 34,221                                                     $ 39,357
  Depreciation and amortization...       14,268                                                       15,941

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               PRO FORMA
                                                                              ADJUSTMENTS
                                                                         ---------------------
                                        COMPANY           PRIDECO                       THIS         PRO FORMA
                                       HISTORICAL        HISTORICAL      PRIDECO      OFFERING      CONSOLIDATED
                                     --------------      ----------      -------      --------      ------------
Revenues............................    $152,407          $ 29,548       $    --       $   --         $181,955
                                        --------           -------        ------       ------         --------
Costs and expenses:
  Cost of sales.....................     112,806            25,301            --           --          138,107
  Selling, general and
     administrative expenses........      26,060             1,981           211(a)        --           28,252
                                        --------           -------        ------       ------         --------
                                         138,866            27,282           211           --          166,359
                                        --------           -------        ------       ------         --------
Operating income....................      13,541             2,266          (211)          --           15,596
                                        --------           -------        ------       ------         --------
Other income (expense):
  Interest expense, net.............      (8,161)             (700)          685(b)     2,026(c)        (6,150)
  Other, net........................          (7)           (1,502)        1,417(f)        --              (92)
                                        --------           -------        ------       ------         --------
                                          (8,168)           (2,202)        2,102        2,026           (6,242)
                                        --------           -------        ------       ------         --------
Income before income taxes..........       5,373                64         1,891        2,026            9,354
Provision for income taxes..........      (1,989)             (378)         (339)(d)     (849)(d)       (3,555)
                                        --------           -------        ------       ------         --------
Income (loss) from continuing
  operations........................    $  3,384          $   (314)      $ 1,552       $1,177         $  5,799
                                        ========           =======        ======       ======         ========
Earnings per share from continuing
  operations........................    $   0.27                                                      $   0.33
                                        ========                                                      ========
Weighted average shares
  outstanding.......................      12,672                                                        17,514
                                        ========                                                      ========
Other Data:
  EBITDA(e).........................    $ 22,231                                                      $ 24,913
  Depreciation and amortization.....       8,697                                                         9,409

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

GENERAL

     The following notes set forth the assumptions used in preparing the unaudited pro forma condensed consolidated statements of income. The pro forma adjustments are based on estimates made by the Company's management using information currently available. For purposes of preparing these unaudited pro forma condensed consolidated statements of income, certain assumptions have been made in allocating the purchase price of Prideco to the assets acquired and liabilities assumed. As a result, the pro forma adjustments discussed below are subject to change pending the completion of the detailed evaluation of the assets acquired and liabilities assumed.

PRO FORMA ADJUSTMENTS

     The adjustments to the accompanying unaudited pro forma condensed consolidated statements of income are described below:

          (a) To record amortization expense relating to the estimated $16.9 million excess of cost over the fair market value of the net tangible assets acquired in connection with the acquisition of Prideco.

          (b) To reduce interest expense to reflect the retirement of Prideco's outstanding debt at the date of acquisition, including revolving lines of credit.

          (c) To reflect the application of the net proceeds from this Offering to reduce existing outstanding debt.

          (d) To reflect the estimated income tax provision related to the effect of the pro forma adjustments.

          (e) EBITDA, or "earning from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization", is a supplemental financial measurement used by the Company in the evaluation of its business and should not be construed as an alternative to income from operations or to cash flow from operations and is presented solely as a supplemental disclosure.

          (f) To eliminate expenses incurred by Prideco relating to the Company's acquisition of Prideco.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial information for each of the five years ended December 31, 1994, and the unaudited consolidated financial information for the six-month periods ended June 30, 1994 and 1995, are derived from the Company's Consolidated Financial Statements. The statement of operations data for the six months ended June 30, 1995 is not necessarily indicative of results that may be expected for the year ending December 31, 1995. The consolidated financial information for the six-month periods ended June 30, 1994 and 1995 are unaudited and, in the opinion of management, include all adjustments that are of a normal recurring nature and necessary for a fair presentation. The selected financial data set forth in the table below should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, contained in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                                SIX MONTHS
                                         YEAR ENDED DECEMBER 31,                              ENDED JUNE 30,
                       ------------------------------------------------------------       -----------------------
                         1990         1991         1992         1993         1994           1994           1995
                       --------     --------     --------     --------     --------       --------       --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues............   $150,169     $177,794     $190,458     $246,017     $248,537       $105,684       $152,407
Cost of sales.......    112,150      132,960      148,881      181,742      181,137         75,883        112,806
Selling, general and
  administrative
  expenses..........     32,085       35,002       36,965       45,720       47,931         22,878         26,060
                       --------     --------     --------     --------     --------       --------       --------
Operating income....      5,934        9,832        4,612       18,555       19,469          6,923         13,541
Interest expense,
  net...............     (2,150)      (2,274)      (5,033)      (7,209)     (13,505)        (5,698)        (8,161)
Other income
  (expense), net....      1,734        1,045          759        1,465          484            306             (7)
Income tax
  expense...........     (3,264)      (2,774)         (57)      (4,864)      (1,806)          (549)        (1,989)
                       --------     --------     --------     --------     --------       --------       --------
Income from
  continuing
  operations........   $  2,254     $  5,829     $    281     $  7,947     $  4,642(a)    $    982(a)    $  3,384
                       ========     ========     ========     ========     ========       ========       ========
Earnings per share
  from continuing
  operations........   $   0.22     $   0.51     $   0.02     $   0.66     $   0.37       $   0.08       $   0.27

                                                            DECEMBER 31,
                                    ------------------------------------------------------------       JUNE 30,
                                      1990         1991         1992         1993         1994         1995(B)
                                    --------     --------     --------     --------     --------       --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Total assets.....................   $170,259     $185,022     $230,596     $277,231     $350,688       $428,585
Long-term debt...................      7,648        5,878       37,304       38,982      125,690(c)     125,693
Redeemable common stock(d).......      1,296        1,000           --           --           --             --
Stockholders' investment.........     76,631      101,123      101,156      107,736      110,913        148,874
Cash dividends per share.........         --           --           --           --           --             --

---------------

(a) Before nonrecurring charges of $3.8 million, after tax, attributable to the prepayment penalty on the $34 million of 12.25% senior notes due 1997.

(b) Includes the acquisition of Prideco that was completed on June 30, 1995.

(c) Reflects the impact of the issuance of $120 million of Senior Notes in March 1994.

(d) Represents 72,000 shares held subject to a put option to the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company manufactures and markets drill pipe and premium tubular products, artificial lift and completion systems and provides rig contract services for use in the exploration and production of oil and natural gas. The level of exploration and production activity is influenced by worldwide economic conditions, supply and demand and the political stability of oil producing countries. However, natural gas and oil prices historically have been the prevalent factor in determining the level of worldwide exploration and production.

     Revenues and operating income for the first six months of 1995 increased 44% and 96%, respectively, from 1994 levels, with increases realized in each of the Company's principal operating divisions. The results reflect improved industry conditions, higher international revenues and the Company's continuing internal cost savings efforts.

     Demand for the Company's tubular products and contract drilling services benefitted during the first six months of 1995 from a continuing reduction in the worldwide inventory of used drill pipe, increased demand for barge rigs in the U.S. Gulf Coast area and industry consolidation. These trends have resulted in increased drill pipe demand in the Company's tubular division and increased day rates in the contract drilling segment. The Company's contract drilling revenues also benefitted in the first half of 1995 from drilling contracts in Peru and Nigeria.

     Sales of the Company's artificial lift products benefitted from increased sales attributable to the Company's acquisition of the Fluid Packed(TM) pump and sucker rod businesses acquired from National-Oilwell in August 1994 and higher pump sales in Canada.

     The Company currently expects that the current trends benefitting its tubular and domestic contract drilling businesses should continue through 1996. The Company also expects that its recent acquisition of Prideco should materially benefit results in the oilfield equipment segment through increased revenues and consolidation savings. The Company's operations, however, will continue to be subject to prevailing industry conditions and future results will be dependent on and affected by price levels for oil and natural gas and other factors affecting levels of exploration and development. Accordingly, there can be no assurance as to future results or profitability.

RESULTS OF OPERATIONS

  COMPARISON OF SIX MONTHS ENDED JUNE 30, 1995 VERSUS SIX MONTHS ENDED JUNE 30, 1994

     For the first six months of 1995, income from continuing operations was $3.4 million or $.27 per share on revenues of $152.4 million compared to income from continuing operations of $982,000 or $.08 per share on revenues of $105.7 million for the first six months of 1994. Operating income for the first half of 1995 was $13.5 million compared to $6.9 million for the first half of 1994.

     Oilfield Equipment Segment

     Revenues and operating income for the oilfield equipment segment were $114.5 million and $8.6 million, respectively, for the six months ended June 30, 1995, as compared to $81.3 million and $4.7 million, respectively, for the six months ended June 30, 1994. The increase in revenues and operating income was primarily attributable to the contribution from increased drill pipe sales, higher Canadian pump sales and the addition of the Fluid Packed pump and sucker rod businesses acquired from National-Oilwell in August 1994.

     Sales of tubular products in the first six months of 1995 were $58.1 million compared to $43.2 million in the first six months of 1994. The Company believes that the increased drill pipe sales realized by it during the first half of 1995 are indicative of a reduction in the worldwide inventory of used drill pipe and the continuing consolidation of the industry. Evidence of this improvement is reflected in 35% increase in tubular sales despite lower natural gas prices and a near record low domestic and worldwide rig count. Also indicative of the decline in available used drill pipe were several large purchases of drill pipe during the first six months of 1995 by customers who have historically acquired used drill pipe for their needs. Demand for drill pipe continues to be strong, with the Company's backlog for drill pipe at June 30, 1995, being $69.8 million compared to $35.2 million at December 31, 1994. This increase includes approximately $14.6 million of Prideco. Prideco's backlog at December 31, 1994, was $10.5 million. The Company anticipates that all of the backlog existing at June 30, 1995, will be shipped during the next 12 months.

     The oilfield equipment segment also benefited from lower average manufacturing costs for its tubulars associated with increased sales and higher gross margins at the Company's Mexican facility, which has a lower cost base than the United States facilities.

     The Company has recently experienced increases in its cost of green tubing, the primary material used by it in the production of its tubular goods. To date, the Company has been generally able to pass through the additional costs of this raw material to its customers. However, there can be no assurances that it will continue to be able to do so.

     The Company's recent acquisition of Prideco is expected to further benefit results in this segment through higher revenues and improved margins from reductions in per unit costs for tubular goods. Although there can be no assurance as to the ultimate savings that may be realized as a result of the acquisition, the Company currently expects to realize annual savings in overhead and distribution costs in excess of $6 million once the operations of Prideco are fully integrated into those of the Company. The Company expects this integration to be completed by the middle of 1996.

     Revenues and operating income associated with the Company's artificial lift division were $54.1 million and $4.8 million, respectively, for the six months ended June 30, 1995, compared to $36.6 million and $2.4 million, respectively, for the six months ended June 30, 1994. The increase in revenues and operating income was primarily attributable to the Company's addition of the Fluid Packed pump and sucker rod businesses acquired from National-Oilwell and higher Canadian pump sales. Selling, general and administrative expenses increased due primarily to higher sales. The Company is actively pursuing cost savings at Highland through the consolidation of sales locations and distribution centers and the rationalization of manufacturing operations at Highland's various facilities. Savings from this effort are expected to be fully realized in 1996.

     Contract Drilling Segment

     Revenues and operating income for the contract drilling segment were $37.9 million and $7.6 million, respectively, for the six months ended June 30, 1995, as compared to $24.4 million and $4.5 million, respectively, for the six months ended June 30, 1994. The improved results in this segment reflect higher international operating income in the 1995 period as new contracts in Peru and Nigeria did not take effect until late in the second quarter of 1994. The operations in Nigeria and Peru contributed $12.3 million in revenues and $2.6 million in operating income for the 1995 period.


     In March 1995, the Company entered into a two-year land drilling contract with YPF in Argentina, covering four drilling rigs. Drilling operations under this contract began in June 1995 and are expected to benefit results for the remainder of 1995. Under the terms of the Company's contract with YPF, the Company receives a posted day rate of approximately $9,000 per day for each operating rig. The Company is currently pursuing an expansion of its operations in Argentina. See "Recent Developments -- Argentina and Artificial Lift Expansions".


     The Company's platform drilling operations in Peru were recently placed on standby at the request of the customer in an effort to reduce the customer's operating expenses. Although the Company is currently receiving a standby rate for these rigs and has been advised by the customer that it intends to resume drilling at a later date, there can be no assurance that such standby rate will continue to be paid or that the rigs will resume drilling operations. If the Company were not to receive the standby rate or the rigs were not to resume drilling operations, revenues and operating income from international drilling could be materially affected. The impact of such an event, however, would be more than offset by the anticipated increased revenues and operating income from the Company's land drilling operations in Argentina.

     The Company's Nigerian rig was damaged during operations in May 1995, and was out of operation for approximately 40 days for repairs. Nigerian operating income for the second quarter of 1995 was approximately $476,000 less than operating income for the first quarter of 1995. This reduction was primarily due to the damage sustained by the Nigerian rig. The decrease in Nigerian operating income was partially offset by strong domestic results and results from the Company's Peruvian operations. The Company's Nigerian drilling contract was recently extended through August 1996.

     Domestic revenues and operating profit benefitted from increased utilization rates and improved day rates related to increased demand for the Company's contract drilling services in the Gulf Coast. Demand increases reflected greater three-dimensional seismic survey activity and attractive deep natural gas prospects in the inland and coastal waters of the Gulf Coast and increased lease activity in that region following the settlement in mid-1994 of a production royalty suit between Texaco and the State of Louisiana. Texaco is currently the Company's largest domestic barge rig customer.

     Results for the balance of 1995 and into 1996 are expected to continue to benefit from the current domestic trends in the industry. Demand for the Company's domestic contract drilling services, however, will continue to be materially dependent on levels of exploration in the Gulf of Mexico and the coastal waters of Louisiana. Because much of the exploration in these areas relates to natural gas, prevailing prices for natural gas will be a material factor affecting that demand. International operations are expected to continue to improve for the remainder of 1995 with the level of improvement being dependent upon the status of the Company's Peruvian rigs.

     General

     Selling, general and administrative expenses increased approximately 13.9% to approximately $26.1 million in the first six months of 1995 from approximately $22.9 million in the first six months of 1994. The increase in 1995 was principally attributable to substantially increased sales and international expansion.

     Interest expense increased during the first six months of 1995 to $8.2 million from $5.8 million for the first six months of 1994. The increase in interest expense is attributable to higher levels of indebtedness due to increases in the level of the Company's business.

     Substantially all of the Company's customers are engaged in the energy industry. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations.

  COMPARISON OF FISCAL YEAR 1994 WITH FISCAL YEAR 1993

     For the year ended December 31, 1994, the Company reported net income and income from continuing operations of $858,000, or $0.07 per share, and $4.6 million, or $0.37 per share, respectively, on revenues of $248.5 million, compared with net income and income from continuing operations of $5.9 million, or $0.49 per share, and $7.9 million, or $0.66 per share, respectively, on revenues of $246.0 million for fiscal year 1993. The 1994 results were adversely affected by the extraordinary charge of $3.8 million, net of taxes, resulting from the Company's refinancing of its outstanding indebtedness with the proceeds of an issuance of $120 million in Senior Notes.

     For the year ended December 31, 1994, the Company's operating income was $19.5 million compared with $18.6 million for fiscal year 1993. For 1994, operating income for the Company's oilfield equipment and contract drilling segments was $8.2 million and $15.8 million, respectively. For 1993, operating income for these segments was $10.8 million and $11.8 million, respectively.

     On September 30, 1994, the Company settled all of its claims with its insurance carriers with respect to the termination of its workover drilling contract with the National Iranian Oil Company ("NIOC"). Under the terms of the settlement with the Company's insurance carriers, the Company received a net cash payment of $23 million for reimbursement of certain operating costs incurred and amounts to be received in accordance with the terms of the workover drilling contract. The Company also retained all rights to any funds collected or recovered by the Company from NIOC and to the rigs and equipment deployed in Iran. The Company adjusted the carrying value of the receivables, rigs and equipment, and established reserves for demobilization, refurbishment and contract settlement costs, all of which totaled approximately $18 million. The insurance settlement which increased operating income by $4.8 million was reduced by operating losses of $2.6 million relating to the Iranian operations for 1994. This benefit was more than offset by the reduction in operating income in Nigeria and Peru.

     The Company has removed all of its rigs and equipment from Iran and redeployed three of the rigs to Argentina where they are currently operating under a two-year contract with YPF. The fourth rig was sold in the fourth quarter of 1994 at approximately its net book value. A subsidiary of the Company currently has various amounts owed to it relating to its prior operations in Iran and that were retained by it as part of its insurance settlement. Although the Company has been receiving payments on these obligations under a four year extended payment arrangement reached with the Central Bank of Iran and other local banks, the timing and ultimate recovery is subject to various risks relating to Iran, including the impact of the recently imposed United States sanctions on and restrictions on trade with Iran. The net carrying value after reserves of these obligations as of July 31, 1995, was approximately $3 million.

     Oilfield Equipment Segment

     Revenues for the oilfield equipment segment increased by 8% to $185.3 million in 1994 compared to $171.6 million in 1993. The increase was due primarily to increased sales of tubular products partially offset by reduced procurement revenues from the operations of International Tool and Supply Company ("ITS"), which was acquired on June 30, 1993, and sold on December 30, 1993. The increase in tubular products revenues was primarily due to a change in the sales mix to larger diameter drill pipe.

     Operating income for the oilfield equipment segment was $8.2 million in 1994, as compared to $10.8 million in 1993. The reduction in operating income resulted from certain costs incurred by the Company in the consolidation of certain plants and product lines resulting from the acquisition of the Fluid Packed lines of sucker rod pumps and sucker rods from National-Oilwell. In addition the Company incurred reduced margins on tubular products and artificial lift equipment due to lower oil prices, the steep decline in natural gas prices in the second half of 1994 and sluggish domestic and international development activity. The Company, however, benefitted from increased utilization of certain facilities due to increased revenues.

     Contract Drilling Segment

     Revenues in the contract drilling segment decreased by approximately 15% to $63.3 million for 1994 compared to $74.4 million for 1993. Domestic revenues were slightly lower due to reduced drilling activity and international revenues decreased primarily due to the termination of the land drilling contract with NIOC in Iran. In addition, international revenues related to the Company's operations in Peru and Nigeria were lower in 1994 as compared to 1993 as a result of the Company's rigs in Nigeria and Peru going off contract in the middle of 1993. The Company's rigs in Peru and Nigeria began new contracts in the second half of 1994.

     The contract drilling segment's operating income was $15.8 million in 1994, as compared to $11.8 million in 1993. Domestic operating income increased by 36% in 1994 compared to 1993 while international operating income increased by 31% in 1994 compared to 1993. The increase in 1994 was principally due to higher domestic day rates and the February 1994 acquisition of AWI and its twelve rigs. The AWI acquisition improved operating income in 1994 because, prior to the acquisition, eight of the twelve rigs had been under charter by the Company. The increase was partially offset by the lower rig utilization during 1994 of 48% from 52% in 1993 due to reduced activity in the Gulf Coast area.

     The insurance settlement with respect to the NIOC contract increased operating income by $4.8 million and was reduced by operating losses of $2.6 million relating to the Iranian operations for 1994. This benefit was more than offset by the reduction in operating income in Nigeria and Peru.

     General

     Selling, general and administrative expenses increased approximately 5% to approximately $47.9 million in 1994 from approximately $45.7 million in 1993. The increase in 1994 was primarily attributable to a full year of operations at the Company's Mexico, Hungary and China facilities as well as a full year of operations from the Production Oil Tools acquisition. These increases were partially offset by the selling, general and administrative costs associated with ITS which was sold on December 30, 1993.

     Interest expense increased from $7.6 million for the year ended December 31, 1993 to $13.7 million for 1994, reflecting the increased cost associated with the Company's $120 million of Senior Notes issued in March 1994.

     The Company's effective tax rate on income from continuing operations decreased to 28% in 1994 from 38% in 1993. The favorable impact on the 1994 effective tax rate was obtained through the utilization of net operating loss carryforwards and was partially offset by foreign losses with no corresponding tax benefit.

  COMPARISON OF FISCAL YEAR 1993 AND FISCAL YEAR 1992

     For the year ended December 31, 1993, the Company reported net income and income from continuing operations of $5.9 million, or $0.49 per share, and $7.9 million, or $0.66 per share, respectively, on revenues of $246.0 million, compared with net income and income from continuing operations of $137,000, or $0.01 per share, and $281,000, or $0.02 per share, respectively, on revenues of $190.5 million for fiscal year 1992. For the year ended December 31, 1993, the Company's operating income was $18.6 million compared with $4.6 million for fiscal year 1992. For 1993, operating income for the Company's oilfield equipment and contract drilling segments was $10.8 million and $11.8 million, respectively. For 1992, operating income for these segments was $3.8 million and $4.7 million, respectively.

     Oilfield Equipment Segment

     Revenues for the oilfield equipment segment increased by 23% to $171.6 million in 1993 compared to $139.3 million in 1992. The increase was due primarily to increased sales of artificial lift equipment by $13.6 million and the inclusion of approximately $14.6 million of revenues from the procurement operations of ITS, which was acquired on June 30, 1993, and sold on December 30, 1993. Revenues from sales of tubular products were approximately the same in 1993 and 1992. The increase in artificial lift equipment revenues reflected the introduction of the RotaLift(R) progressive cavity pump, the opening of additional distribution centers in Canada and improved sales and market acceptance of the Company's Corod continuous sucker rod. Revenues also benefitted from increased drilling activity in Canada relating to reduced governmental royalties for drilling in Canada. Increased sales volumes accounted for substantially all of the increased revenues for 1993 in this segment.

     Operating income for the oilfield equipment segment was $10.8 million in 1993 as compared to $3.8 million in 1992. The increase in 1993 is primarily attributable to increased sales for artificial lift equipment and significant reductions in average per unit manufacturing costs for tubular products. Margins on sales of tubular products suffered in the fourth quarter of 1992 from manufacturing inefficiencies at the Company's Atlas Bradford unit during the relocation of its manufacturing operations to Navasota, Texas. These inefficiencies were remedied in 1993 and, with additional efficiency gains, contributed to the improvement in operating income for 1993. Although ITS provided approximately 9% of 1993 segment revenues, its contribution to operating income was minimal due to the nature of its business and related low profit margins.

     In 1992, results were adversely affected by an aggressive pricing strategy for tubular products that was implemented to reduce surplus inventory levels of certain product lines. This pricing strategy continued throughout 1993, but with the different objective of improving market share and greater customer acceptance of the Company's H-Series(TM) product line. While this strategy resulted in an approximate 15% increase in tubular sales volumes for 1993 and wider market acceptance of the Company's products, lower sales prices and a market-wide trend toward lower cost, narrower diameter drill pipe translated into only marginally higher total tubular product revenues.

     Operating income for 1992 included a $580,000 upward adjustment to the carrying value of a tubular division receivable following the confirmation of a plan of reorganization by the bankruptcy court. In the fourth quarter of 1993, all of the assets in a trust created pursuant to the plan of reorganization to fund the Company's receivable and the receivables of other creditors were sold at a discounted price. In connection with this sale, the Company received cash and certain contingent rights to future payments and reduced the remaining amount of the receivable.

     Contract Drilling Segment

     Revenues in the contract drilling segment increased by approximately 46% to $74.4 million for 1993 compared to $51.1 million for 1992. The increase was primarily attributable to improved domestic demand, which resulted in higher day rates and improved rig utilization as compared to 1992 when demand and day rates were near historical low levels. Increases in 1993 were partially offset by reduced revenues from the Company's operations in Nigeria and Peru following the completion and termination of contracts in those regions. Such operations represented approximately 14% and 22% of revenues in this segment for 1993 and 1992, respectively.

     The contract drilling segment's operating income was $11.8 million in 1993 as compared to $4.7 million in 1992. The increase in 1993 was principally due to higher domestic day rates and improved rig utilization rates. Average rig utilization during 1993 increased to approximately 52% from 44% in 1992. The increase in domestic operating income was offset by reduced revenues and profits from the Company's international drilling operations due to the existence of idle rigs in Nigeria and Peru for the latter part of 1993. Operating income for these operations represented 29% and 86% of total operating income for this segment in 1993 and 1992, respectively.

     During the second quarter of 1993, the Company commenced operations under a contract with NIOC to provide land drilling services in Iran. This work followed a stage when the Company was selling tubulars to NIOC, which commenced in 1992.

     General

     Selling, general and administrative expenses increased approximately 24% to approximately $45.7 million in 1993 from approximately $37.0 million in 1992. The increase in 1993 was primarily the result of approximately $1.1 million in two non-recurring items that reduced expenses in the 1992 period. The first item was the settlement of a lawsuit for an amount that was approximately $550,000 less than originally estimated and the second item was a $580,000 increase in the carrying value of a tubular receivable following confirmation of a plan of reorganization by the bankruptcy court. Included in general and administrative expense for 1993 was the cost associated with the opening of various new sales and distribution stores in Canada and other locations throughout the world and ongoing product development expenditures. Despite the additional cost associated with the opening and operation of these stores, if the effect of the nonrecurring items described above that reduced general and administrative expense for 1992 is excluded, general administrative expenses as a percentage of sales declined in 1993 as compared to 1992.

     Included in results for 1993 was a gain on sale of business, gains on equipment sales and an insurance recovery with respect to a rig loss aggregating $2.0 million.

     Interest expense increased from $5.4 million for the year ended December 31, 1992 to $7.6 million for 1993 due primarily to increased indebtedness under working capital lines and as a result of the Company's $34 million senior notes being outstanding for a full year as compared to nine months in 1992.

     The Company's consolidated effective tax rate on income from continuing operations for the year ended December 31, 1993 was approximately 38% compared to approximately 17% for the prior year. The 1992 effective tax rate was favorably impacted by the effect of an amendment to Internal Revenue Service ("IRS") regulations on the deductibility of losses on the sale of a subsidiary. The Company's 1993 tax rate reflected the inability by the Company to claim U.S. foreign tax credits for certain foreign taxes.

  DISCONTINUED OPERATIONS

     In 1992, the Company established an environmental service group, Eastman Cherrington Environmental Services ("Eastman Cherrington"), which provided horizontal drilling and related services for the purpose of performing environmental remediation, sampling containment and monitoring. During 1993, the Company determined that, while there exists potential for substantial growth in the environmental service industry, the continued operation of Eastman Cherrington was not consistent with the Company's long-term strategic objectives. On July 29, 1994, the Company exchanged Eastman Cherrington, including a cash payment of approximately $2 million, for a tubular finishing facility located in Bryan, Texas. The facility is being operated as part of the Company's tubular division. The recorded net book value of Eastman Cherrington, including losses from operations to the date of disposition, approximated the appraised value of the facility in Bryan, Texas. As a result, there was no material gain or loss realized on the exchange.

     During 1992, the Company made the decision to sell its interests in miscellaneous oil and gas properties for an aggregate sale price of $160,000 resulting in a gain of approximately $26,000, net of taxes. Such properties did not include the Company's overriding royalty interests and related rights on certain properties retained by the Company in connection with the 1990 dissolution of the Company's joint venture ("COLEVE") with Columbia Gas and Development Corporation, which the Company continues to hold.

     The results of operations for Eastman Cherrington and the exploration and production segment are reflected in the accompanying Consolidated Statement of Income as "Discontinued Operations, Net of Taxes". Revenues from discontinued operations were approximately $3.3 million and $2 million for the years ended December 31, 1993 and 1992, respectively. Discontinued operations reflected a net loss of $2.1 million and $144,000 for the years ended December 31, 1993 and 1992, respectively. See Note 6 to Consolidated Financial Statements.

  CHANGE IN ACCOUNTING

     In the first quarter of 1992, the Company revised the estimated useful lives of its domestic rigs from approximately 15 years to approximately 20 years to more closely reflect expected remaining lives. As a result of this change, depreciation expense was reduced by approximately $542,000 for the year ended December 31, 1992.

     In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 109 -- Accounting for Income Taxes, which supersedes SFAS No. 96. This statement provides, among other things, for recognition and presentation of deferred tax assets and liabilities for the future tax consequences of temporary differences between the financial statement basis and the tax basis of assets and liabilities using the tax rates in effect during the period when the taxes are actually paid or recovered. Accordingly, income tax provisions may increase or decrease in the same period in which a change in tax rates is enacted. Prior financial statements were not restated for SFAS No. 109. The adoption of SFAS No. 109 did not have a material effect on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1995, the Company had cash and cash equivalents of approximately $2.3 million compared to approximately $3.1 million at December 31, 1994. At June 30, 1995, the Company's working capital was approximately $91 million compared to approximately $94 million at December 31, 1994, and approximately $38 million at December 31, 1993. The increase in working capital at December 31, 1994, compared to December 31, 1993, was due primarily to a $28.9 million reduction at December 31, 1994, in the Company's debt outstanding under its revolving lines of credit as a result of the placement of $120 million in Senior Notes in March 1994. Accounts receivable increased by approximately $20 million in 1994 over 1993 as a result of increased fourth quarter operating activity in both the Company's tubular products and international operations within the contract drilling segment.

     At June 30, 1995 and December 31, 1994, the Company had in place various working capital lines of credit secured by the inventory and receivables of the Company's subsidiaries, providing for borrowings up to $55.5 million, subject to availability requirements. Borrowings under the Company's lines of credit are generally based on the lender's determination of the collateral value of the current assets securing the lines of credit. The lines of credit bear interest at floating rates ranging from prime to prime plus 1 1/4% and are secured by substantially all of the borrowing subsidiary's accounts receivable and inventory. The Company and its subsidiaries are required to comply with various affirmative and negative covenants relating to working capital, earnings and net worth. The facilities also impose certain limitations on the use of funds by the Company and its subsidiaries for acquisitions and capital expenditures, the incurrence of additional indebtedness and other operational matters and certain expenditures, and certain prohibitions on the declaration or payment of dividends by the Company. At June 30, 1995 and December 31, 1994, approximately $34 million and $17.3 million, respectively, had been borrowed under the revolving lines of credit and approximately $3.4 million and $1 million, respectively, had been used to support outstanding letters of credit. At June 30, 1995 and December 31, 1994, $18.1 million and $35.6 million, respectively, was available for additional borrowing under these credit facilities. The average interest rate under these facilities was 8.8% for 1994 and 10.5% for the first half of 1995.

     The Company currently has outstanding $120 million of Senior Notes with semi-annual interest payments in March and September. The Senior Notes were issued pursuant to the terms of an Indenture dated as of March 15, 1994. Certain subsidiaries of the Company have unconditionally guaranteed the Company's obligations under the Senior Notes. The Indenture relating to the Senior Notes contains various customary affirmative and negative covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to (i) incur certain additional indebtedness unless the Company's Consolidated Fixed Charge Coverage Ratio (as defined in the Indenture) is at least 2.0 to 1.0, (ii) make dividends, distributions and certain other restricted payments, (iii) create certain liens, (iv) engage in certain transactions with its affiliates,
(v) engage in sale and leaseback transactions, (vi) make certain asset dispositions and (vii) merge or consolidate with, or transfer all or substantially all of its assets to another person. The Indenture also limits the ability of the Company and certain of its subsidiaries to issue preferred stock and creates restrictions on the ability of certain of its subsidiaries to pay dividends and make other distributions.

     The placement of the $120 million of Senior Notes provided the Company with $116 million in net proceeds that was used to prepay the $34 million 12.25% senior notes due 1997 and to repay substantially all of the Company's outstanding indebtedness other than the Senior Notes. The remaining funds were used for working capital and other general corporate purposes.

     The Company's acquisition of Prideco with shares of Common Stock reduced the Company's debt to total capitalization ratio from 57% at December 31, 1994, to 52% at June 30, 1995. This ratio is expected to be further reduced upon the completion of this Offering to less than 45%.

     In August 1994, the Company received a letter from the IRS proposing to increase the gain recognized by the Company upon the dissolution in October 1990 of COLEVE. In general, the IRS' proposal seeks payment of a tax liability of approximately $14.1 million plus accrued interest thereon, and includes $3.4 million of taxes relating to the proposed disallowance of certain interest deductions taken by the Company with respect to COLEVE that was the subject of a similar letter received by the Company in the fourth quarter of 1993. The tax liability with respect to these matters has been previously provided for as a deferred tax liability in the Company's financial statements. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of these remaining issues could affect the timing of the payment of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its results of operations or financial position.

     The demand for the Company's tubular products and contract drilling services are particularly affected by the price of natural gas while the demand for the Company's artificial lift equipment is directly dependent on oil production activity. Although the Company's international contract drilling services are affected by the level of exploration activity in the countries in which it provides those services, its domestic drilling operations are materially dependent on the level of exploration activity in the Gulf Coast and domestic natural gas prices. Sales of the Company's artificial lift products are currently concentrated in North America and are affected by the level of oil production from older wells as well as oil prices.

     The Company's current sources of capital are cash generated from operations and borrowings under its working capital lines of credit. The Company believes that current reserves of cash and short-term investments, access to existing credit lines and internally generated cash from operations are sufficient to finance the projected cash requirements of its current operations.


     The Company's expansion of the Grant Prideco premium casing line will be financed through the proceeds of this Offering. An expansion in Argentina would require additional expenditures for rig acquisitions and working capital, with the amount of funds depending on the number and type of rigs deployed. Any expansion utilizing the OCTL facility would likely require an initial investment of between $25 million and $30 million to fund initial lease payments, deposits and working capital. Funds for an expansion in Argentina and utilization of the OCTL facility would likely be financed with existing cash, any remaining net proceeds from this Offering and borrowings under lines of credit and other facilities.


     The Company is continually evaluating new acquisitions with a focus on proprietary technology and under-utilized assets to enhance operations. Future acquisitions may be funded through cash flow from operations, borrowings under lines of credit and other facilities and equity issuances if desirable.

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

     On June 30, 1995, the Company acquired Prideco in a transaction which involved the issuance of approximately 2.25 million shares of Common Stock. The acquisition is expected to provide the Company with greater manufacturing and marketing efficiencies by allowing for a consolidation of overhead, reduced distribution and marketing costs and a rationalization of manufacturing operations. Revenues and operating income at Prideco for its fiscal year ended June 30, 1995, were $55.2 million and $4.2 million, respectively. The acquisition of Prideco was accounted for using the purchase method of accounting.

     On September 1, 1994, the Company acquired the Fluid Packed pump line of rod pumps, parts and accessories, and the sucker rod line from National-Oilwell for $13.5 million in cash. The acquired assets have been integrated into Highland. Included in the acquisition were leased and owned manufacturing facilities and equipment in Woodward, Oklahoma, and Santa Teresa, New Mexico, and product inventory.

     On July 29, 1994, the Company acquired a tubular finishing facility located in Bryan, Texas, in exchange for Eastman Cherrington. The exchange included a cash payment by the Company of approximately $2 million. The facility is being operated as part of the Company's drill pipe and tubular products division.

     On February 9, 1994, the Company purchased all of the outstanding stock of AWI for a purchase price of $1.5 million cash, $5.0 million in notes payable and 433,333 shares of the Company's Common Stock. The assets of AWI consisted primarily of 12 barge drilling rigs, eight of which were under charter to the Company at the time of acquisition. The acquired rigs have been integrated into the Mallard contract drilling division and have been operating in substantially the same manner as they were being operated by it prior to the acquisition.

     In addition to funds used to finance acquisitions, capital expenditures by the Company during the six months ended June 30, 1995 and the years ended December 31, 1994 and 1993, totaled approximately $11.7 million, $19.6 million and $14.9 million, respectively. During the first six months of 1995, capital expenditures included approximately $4.5 million relating to the acquisition of a land rig deployed to Argentina and equipment additions to the three existing land rigs in Argentina.

     Capital expenditures in 1994 included approximately $7.2 million relating to equipment additions to the Company's Nigerian rig. Capital expenditures in 1993 included approximately $800,000 relating to the integration of the Atlas Bradford manufacturing lines into the Company's Navasota, Texas, manufacturing facility, $1.2 million relating to modernization of the Company's barge rigs and $2.0 million for equipment and supplies deployed in connection with the Company's Iranian operations.


     Ongoing routine capital expenditures for the next 12 months are budgeted at approximately $14 million. In addition, the Company is proposing to expend approximately $5 million for upgrading of its domestic rig fleet. Capital expenditures are expected to be funded with available cash, cash flow from operations, proceeds from this Offering and borrowings under lines of credit and other facilities.

                                    BUSINESS

GENERAL

     The Company is an international manufacturer and supplier of oilfield equipment and contract drilling services. The Company operates through two business segments, oilfield equipment and contract drilling. The oilfield equipment segment manufactures high-performance tubulars and a complete line of artificial lift equipment. The Company's contract drilling rig fleet consists primarily of barge rigs used by major and large independent oil and gas companies for the exploration and development of natural gas in the U.S. Gulf Coast area. The Company's tubular products and contract drilling operating divisions provide products and services used primarily for natural gas exploration and production. The artificial lift product lines are tied to the maturation of oil producing formations.

     Tubular products are provided through Grant Prideco. Tubular products are manufactured at nine locations throughout the world, and distribution is effected through a worldwide sales and service support system. This division's products consist of proprietary drill pipe (H-Series), heavyweight drill pipe, casing and premium tubulars (Atlas Bradford). As part of its premium tubular business, Grant Prideco also designs, manufactures and markets Atlas Bradford proprietary premium threaded connections for tubing and casing used in oil and gas wells. Grant Prideco's products are designed and engineered for high performance applications. Drill pipe serves as the principal mechanical drilling tool needed to drill an oil or natural gas well. Drill pipe must be designed and manufactured to provide a reliable connection from the drilling rig to the drill bit thousands of feet below the surface. Grant Prideco is the largest manufacturer and supplier of drill pipe in the world and is one of the two largest manufacturers of premium tubulars in North America. Grant Prideco is also one of the two largest manufacturers of drill collars and heavyweight drill pipe in the Americas.

     Artificial lift equipment is provided through Highland. Highland manufactures, markets and services artificial lift equipment and parts used for the production of crude oil. Highland provides a wide variety of proprietary and patented products, including the RotaFlex pumping unit, the Corod continuous sucker rod (through Highland's Corod unit ("Corod")), the RotaLift line of progressive cavity pumps, the Fluid Packed pumps and EL(R) sucker rods and Production Oil Tools packers. Highland uses its over 60 store distribution network in the United States and Canada for the marketing and servicing of its products. Highland is one of the two largest manufacturers and distributors of rod lift equipment in the world and provides the only integrated product line in this class of lift from the above ground equipment to the tools submersed in the producing reservoir.


     Contract drilling services are provided through Mallard. Mallard's U.S. operations are concentrated in the area of barge drilling and workover in the shallow coastal and inland waters of the United States Gulf Coast where conventional jack-up rigs cannot operate. The Company is the second largest operator of barge rigs in this market with an estimated 40% market share. The Company's domestic barge rig fleet consists of 15 drilling rigs and 19 workover rigs. The Company also has a fleet of six platform rigs and one jackup rig in the Gulf of Mexico. Internationally, Mallard operates one barge rig in Nigeria and two platform rigs in Peru. In addition, Mallard owns four land rigs that are under a two-year contract with YPF. The Company also owns a 49% interest in a joint venture that owns two land rigs in Peru.


     The Company made various acquisitions in 1994 and 1995 designed to strengthen its existing product lines and operations in each of its core businesses. The most significant of the Company's acquisitions was its recent acquisition of Prideco. The Prideco acquisition completed the Company's tubular product line by adding drill collars, heavyweight drill pipe and premium casing to its already extensive line of tubular products. Prideco was the second largest manufacturer of drill pipe in the United States and one of the two largest manufacturers of drill collars and heavyweight drill pipe in the Americas. The Company currently intends to expand the market for Prideco's drill collars and heavyweight drill pipe internationally. The Company also intends to actively market Prideco's premium casing with the Company's previously introduced TC-II(TM) line of premium casing connectors and to substantially increase production of this product over the next year.

     The Company's acquisition of Prideco is expected to further strengthen the Company's position as the leader in the worldwide drill pipe market. The acquisition is also expected to increase the profitability of the

Company's tubular business by providing it with greater manufacturing and marketing efficiencies through a consolidation of overhead and a rationalization of manufacturing operations. The Company is currently in the process of consolidating the manufacturing of drill pipe and other tubular products to the most efficient manufacturing locations for those products and is actively marketing the new Prideco product lines internationally through the Company's existing international sales force and distribution system.

     The Company is also reviewing opportunities to increase its manufacturing capabilities of drill pipe and premium tubulars outside the United States. In this regard, the Company is currently engaged in discussions with OCTL regarding an arrangement under which the Company would lease OCTL's tubular facility located in Narketpally, India on a continuing basis. The OCTL facility was built in 1990 under the direction of personnel who are currently employed by Grant Prideco and is the most modern tubular fabricating facility in the world. The facility would be utilized by the Company to pursue a strategic expansion of its sales and operations in the Eastern Hemisphere. The Company believes that the combination of Grant Prideco's product line with OCTL's low manufacturing costs and proximity to major Eastern Hemisphere markets should accomplish this objective. This expansion is intended to substantially increase the Company's sales into the growing Eastern Hemisphere market, which over the last few years has represented only approximately 5% of the Company's total revenues.


     The terms of the OCTL lease currently being discussed contemplate a long-term lease subject to an annual right of termination by the Company. The Company would be required to make a one-time payment of $8 million for the right to use the facility and would thereafter make annual payments of $6 million plus certain royalties based on the volume of products produced at the facility. The Company would pay all operating costs and provide all working capital required to run the OCTL facility. To date, no definitive agreement with OCTL has been reached and any agreement would be subject to various conditions, including the receipt of all necessary governmental and other approvals for the Company's lease of the OCTL's facility. Accordingly, there can be no assurance that an agreement with OCTL will be entered into or as to the ultimate timing and terms thereof.


     Other significant acquisitions included an acquisition of AWI in February 1994, which increased Mallard's barge rig fleet by 12 rigs and eliminated a charter fee previously paid by the Company for eight of these rigs. The Company also acquired from National-Oilwell the Fluid Packed pump line of rod pumps and sucker rod business in August 1994, which was integrated into Highland's artificial lift product lines. In addition, the Company acquired a state-of-the art tubular finishing mill in Bryan, Texas, in exchange for its environmental remediation business in July 1994.

     From the Company's inception in 1972 through early 1986, the Company was primarily an oil and gas exploration and production company. In January 1986, the Company disposed of substantially all of its oil and gas properties other than a minority interest in COLEVE. In 1990, the Company dissolved COLEVE and in 1992, the Company sold its remaining oil and gas properties (other than an overriding royalty interest and certain related rights with respect to the properties received on dissolution of COLEVE) and discontinued its exploration and production segment.

     The Company operates in two principal industry segments: oilfield equipment and contract drilling. The results of the Company's exploration and production segment that was discontinued in 1992 and its Eastman Cherrington group that was discontinued in 1993 are reflected in the Company's Consolidated Statements of Income as discontinued operations.

OILFIELD EQUIPMENT

     The Company's oilfield equipment segment manufactures and markets tubular products and services through Grant Prideco and manufactures and markets artificial lift equipment and services through Highland.

  TUBULAR PRODUCTS

     Grant Prideco manufactures and markets two tubular product lines: (i) drill pipe and related products and (ii) the Atlas Bradford and Prideco line of premium tubulars and premium connections. Grant Prideco operates through ten manufacturing facilities of which eight are located in the U.S., one in Mexico and one in Hungary. Grant Prideco also has over 90 worldwide licensed manufacturing and repair locations. Grant Prideco markets its product lines through nine technical support sales offices and a worldwide network of agents and suppliers.

     Grant Prideco's tubular products are either used for drilling and completion of oil and and gas wells or for production of oil and natural gas. Grant Prideco's drilling products include drill pipe, drill collars, heavyweight drill pipe and kellys, which constitute all components of the drill string used to drill a well from the rig to the drill bit. Grant Prideco's production tubulars are primarily premium tubing and casing.

     Drill pipe is manufactured within specific metallurgical and engineering guidelines to meet stringent requirements necessary for its use in the drilling of oil and natural gas wells. Oil and gas companies consider drill pipe to be a material portion of their overall drilling costs. Accordingly, purchasing decisions are sensitive to price, quality, operational needs and fluctuations in oil and gas prices.

     Grant Prideco's drill pipe product line consists primarily of specialty pipe that is marketed under the H-Series trade name. The H-Series product line combines the proprietary and patented technology of the Hughes Tool Joint Drill pipe fabrication system (acquired from Baker Hughes Incorporated in 1990) with the Company's original drill pipe manufacturing capabilities. Grant Prideco owns a number of patents on tool joint design and drill pipe manufacturing processes and has licensed a number of foreign drill pipe manufacturers for the use of Grant Prideco's H-Series patents, technologies and hardware.

     Drill collars are the component of the drill string generally located directly above the drill bit in a vertical well. A drill collar is machined from a solid steel bar and is used to provide weight on the drill bit. Grant Prideco's heavyweight drill pipe is a seamless tubular product that is less rigid than a drill collar and provides a transitional zone between the drill collar in a vertical well and the more flexible drill pipe. Heavyweight drill pipe also serves to apply weight to the drill bit in a directional well. The Company's drill collar and heavyweight drill pipe product lines were acquired through the acquisition of Prideco.

     Grant Prideco's premium tubular product line consists of premium tubing and premium connections. The product line is marketed under the trade name Atlas Bradford and utilizes a number of proprietary and patented processes for threading and manufacturing premium tubulars. Atlas Bradford was a pioneer in the development of high performance connections for premium tubulars. Premium tubulars, like the lower performance variety known as API tubulars, are made up of casing and tubing, products that respectively line the walls of a wellbore and serve as a conduit for hydrocarbons up the wellbore. Grant Prideco's casing products consist of larger outside diameter, thinner walled, seamless tubular products previously manufactured by Prideco. Casing is used to line and maintain the integrity of a wellbore. The term "premium" refers to high alloy, seamless tubulars with specific molecular structure and highly engineered connections. Such tubulars, whether casing or tubing, are designed and engineered to withstand deep, high pressure, high temperature and high corrosive well environments. Premium tubulars are generally used in deep natural gas and offshore wells.

     The Company recently introduced a new line of premium connections by Atlas Bradford known as the TC-II line. The new line is a more highly engineered and technologically advanced line of premium tubulars. The TC-II line is the result of two and a half years of product development and testing. The TC-II product line was developed to provide the worldwide oil and gas industry with premium performance, and a design incorporating economical threading using high alloy materials. The significance in developing and introducing the TC-II line was to enhance Grant Prideco's ability to better compete internationally, which currently represents three times the domestic market. Before the introduction of the TC-II line, Grant Prideco's primary market for its premium tubulars was in the United States and Canada. Although TC-II testing will continue through 1996, this product line is expected to be ready for commercial applications by the end of 1995. The Company intends to market its TC-II line in conjunction with Prideco's casing product line in order to provide its customers with a uniform casing product.

     After many years of adverse market conditions characterized by overcapacity and depressed prices, the Company's tubular business has begun to realize the concurrent benefits of a reduction in the worldwide inventory of used drill pipe and industry consolidation. These benefits are evidenced by results in the first half of 1995 where the Company realized a 35% increase in tubular pipe revenues over the first six months of 1994 despite low natural gas prices and a near record low domestic and worldwide rig count. The Company expects that Grant Prideco's future revenues and profitability will benefit from this continuing trend as well as from its recent acquisition of Prideco.

     Sales and Backlog

     Total sales of drill pipe and tubular products for the six months ended June 30, 1995, and years ended December 31, 1994, 1993 and 1992 were $58.1 million, $97.2 million, $74.6 million and $74.5 million, respectively, representing approximately 38%, 39%, 30% and 39% of the Company's total sales during such periods. The sales backlog for drill pipe and other tubular products at June 30, 1995, totaled approximately $69.8 million compared to approximately $35.2 million at December 31, 1994, and approximately $20.3 million at December 31, 1993. The increase in the 1995 backlog was primarily due to a general increase in demand during the first half of 1995 and the Prideco acquisition. The Company anticipates that all of the backlog existing at June 30, 1995, will be shipped during the next 12 months. The Company is currently taking action to reduce its backlog of drill pipe by increasing its current production rates at its domestic facilities.

     Competition

     Grant Prideco is the largest manufacturer and supplier of drill pipe in the world and the second largest manufacturer of premium tubulars in North America. Grant Prideco is one of the two largest manufacturers of drill collars and heavyweight drill pipe in the Western Hemisphere. Grant Prideco operates in a highly competitive industry that has experienced depressed demand, overcapacity and excess supplies for the past several years. Competition is based on price, quality and service. The market for the Company's drill pipe is essentially worldwide and the Company competes with five large international and domestic manufacturers, some of whom are licensees of the Company, as well as manufacturing operations in China and the Commonwealth of Independent States ("CIS"). Other large domestic and international manufacturers not currently in the market also have the ability of competing with the Company. Market conditions for drill pipe in recent years have been highly competitive. Prices have recently improved with the decline in excess inventories of used pipe and the associated increase in demand for new drill pipe.

     In the United States, the Company competes with approximately four manufacturers of premium tubular products. Competitors include large domestic and foreign corporations and small specialty manufacturers. Internationally, the Company competes with five manufacturers of premium tubing. Many of the Company's competitors have greater financial resources than the Company. The Company continues to expand its market for premium tubulars outside the United States through the opening of new sales and service centers.

     The market for casing is limited to some extent by transportation costs. As a result, the Company's current market for these products is primarily in North and South America. The Company competes with over four other manufacturers of these products in these locations. Casing is currently manufactured by over five large manufacturing companies.

     Raw Materials

     The Company uses plain end "green" steel tubing stock as raw material in the manufacture of drill pipe, casing and premium tubing. The primary raw material for drill collars is solid steel bars. Heavyweight drill pipe is manufactured from heavy wall tubular products. The Company's suppliers are major domestic and international steel mills. The Company has established relations with several domestic and foreign mill sources that provide a competitive availability of "green" tubing stock supplies. Prices for green tubing have recently increased. The Company, however, has been able to date to pass through these increased costs to its customers.

     Facilities


     The Company's drill pipe and premium tubulars are manufactured domestically at seven locations in Texas, one location in Louisiana and one location in each of Mexico and Hungary. The Company continues to focus on product development and manufacturing efficiencies. The Company also has sales offices in Houston and Dallas, Texas; New Orleans, Louisiana; Anchorage, Alaska; Abu Dhabi, United Arab Emirates; Aberdeen, Scotland; Moscow, Russia; Caracas, Venezuela; The Hague, Netherlands and Singapore.


     Customers and Markets

     The customers for the Company's tubular products include both domestic and international oil and gas companies and distributors of oilfield supplies. Because the Company's tubular products are designed primarily for drilling and production in deep wells and harsh environments, they are generally used in connection with the exploration and production of natural gas and international exploration. Accordingly, sales of these products are sensitive to fluctuations in the price outlook for natural gas and related levels of exploration activity.

  ARTIFICIAL LIFT EQUIPMENT

     Headquartered in Odessa, Texas, Highland manufactures and markets a complete line of artificial lift equipment and parts utilizing various proprietary and patented technology, with a primary emphasis on rod lift. Rod lift is one of four alternative artificial lift technologies currently used for recovering oil from maturing fields, which lack sufficient pressure to flow under their own power. These methods and related equipment are designed to sustain the flow of oil production from such fields. Alternative lift technologies include electrical submersible lift, gas lift and hydraulic lift. Rod lift is a form of artificial lift technology in which oil is recovered through a suction process utilizing an above ground drive system connected by sucker rods to a downhole pump placed against the reservoir. Rod lift is particularly suited for older oil wells of depths of up to 10,000 feet and with production rates of up to 1,000 barrels per day. The Company estimates that rod lift represents approximately 50% of the total artificial lift market in the world, with electrical submersible lift having the next largest share at approximately 40%.

     Highland distinguishes itself from its competitors in three ways: (i) it has a fully integrated product line, (ii) it utilizes new technologies for the production of oil using artificial lift and (iii) it has a strong distribution system in the United States and Canada. Highland's integrated product line offers all artificial lift equipment from the wellhead to the reservoir. To the Company's knowledge, none of its competitors has as broad a product line. Moving from the wellhead downhole, Highland's principal products include (i) RotaFlex pumping unit, (ii) Corod continuous sucker rods and EL sucker rods, (iii) RotaLift progressive cavity pump systems, (iv) Fluid Packed pumps and (v) Production Oil Tools packers.

     Highland's products have traditionally been principally marketed in the oil producing regions of North America. With the opening of the world oil markets in China, the CIS and South America, Highland has been taking steps to introduce its products into these markets where modern artificial lift equipment is both needed and actively sought. The Company believes that these markets should provide significant opportunities for Highland in the future. The Company, however, believes that the North American markets will continue to provide opportunities for the Company as the trend for domestic oil production moves from the major oil companies to the independents and from large exploratory projects to secondary recovery and development drilling.

     Highland's products are focused on the production side of the oil and gas industry, which the Company believes is less volatile than the exploration segment of the industry. The Company further believes that the crude oil production side of the industry is a growing market for artificial lift products in that there is an increasing need for artificial lift to aid production as oil fields mature worldwide. Thus, although domestic exploration for crude oil has declined in recent years, this decline is not expected to materially affect the demand for Highland's products. However, declines in prices of oil may reduce demand for Highland's products due to reduced capital expenditures by customers and decisions by customers not to pursue additional work on marginal wells.

     Highland maintains sales offices and service and repair centers throughout the United States and Canada in order to efficiently distribute its products and serve the needs of the exploration and production companies in those regions. Products manufactured by Highland, as well as products manufactured by other companies, are sold and distributed at these centers. The Company is currently planning to introduce its line of artificial lift products in Argentina using the infrastructure that is proposed to be established as part of its expansion of land drilling and workover operations in that country. Other international expansions are also being pursued.

     RotaFlex "Pumping Unit"


     RotaFlex is a 100% mechanical, long-stroke surface drive pump unit used to artificially lift oil from deep or high volume wells as opposed to low volume stripper wells. The unique patented design is more than 20% more efficient than the conventional pump drive unit that has been in use for over 50 years. The Company has actively marketed the RotaFlex system for approximately three years with increasing market acceptance. The Company also markets the RotaFlex system in the Canadian, South American and Chinese markets.


     In an effort to expand the market for the RotaFlex system, Highland has developed a smaller middle range RotaFlex model. This model, which is less expensive than the standard RotaFlex system, provides an alternative to customers whose needs do not require all the capabilities of the standard system but who could benefit from efficiencies provided by the RotaFlex technology.

     RotaLift, Fluid Packed Pumps, "Downhole Pumps" and Sucker Rods

     The Company produces and distributes a complete line of progressive cavity pump systems under the tradename RotaLift using proprietary hydraulic gear boxes and patented vertical electric drives. The rotor and stator components of the Company's progressive cavity pump are manufactured for the Company pursuant to an exclusive worldwide manufacture, distribution and license arrangement with Robbins & Myers, Inc. ("Robbins & Myers"). The RotaLift progressive cavity pump is particularly suited for shallow to medium depth wells with high volumes of produced water, low gravity crude or sandy conditions. The Company believes that the progressive cavity pump provides a desirable alternative to the traditional rod pump and electric submersible pumps in these applications.

     In 1994, the Company added the Fluid Packed pump line of rod pumps, parts and accessories and the EL sucker rod business previously owned by National-Oilwell to Highland's product line. As part of this addition, the Company acquired leased and owned manufacturing facilities in Woodward, Oklahoma and Santa Teresa, New Mexico. The Fluid Packed line offers a wide variety of API pumps, specialty rod pumps and unique accessories. The Fluid Packed line of specialty rod pumps is designed for pumping applications to meet special well conditions. The sucker rod business includes both API grades and the premium Electra(R) Series EL line. The Fluid Packed line is distributed through Highland stores and the National-Oilwell distribution network.

     Downhole pumps in rod lift come in one of two forms: progressive cavity pumps and rod pumps. Progressive cavity pumps lift by using a rotating motion and elastomer lined cavities. Rod pumps lift by using a vertical motion and a set of mechanical valves. Both are connected to the prime mover above ground by rods (either traditional coupled rods or Corod continuous rods). The Company produces and distributes both types of pumps.

     Corod "Continuous Sucker Rods"


     The Company manufactures the only continuous sucker rod available in the industry through its Corod unit located in Canada. A sucker rod is an integral part of any sucker rod pumping system and is used to connect the surface drive unit of an oil well, such as the RotaFlex system or a traditional drive system, to a subsurface pump. The typical sucker rod requires a coupling every 25 to 30 feet. Corod's semi-elliptical smooth and continuous sucker rod does not have such connections, which reduces wear and torque and produces a more efficient and economical form of artificial lift. The manufacturing process of Corod is proprietary and the servicing process is patented. Sales of Corod sucker rods increased substantially in 1994 due to the nine distribution outlets that were operational in Canada for all of 1994 and improved market conditions in Canada for drilling. The Company continues to market Corod's products through its U.S. distribution network as well as in foreign markets such as Venezuela and China.

     Production Oil Tools "Packers" and Completion Systems

     The Company manufactures downhole packers and completion systems through its Production Oil Tools unit. Downhole packers are used in the completion and production process of oil and gas wells. Packers maintain the separation between productive zones in oil and gas wells and seal off the space between the tubing and casing to protect the casing from reservoir pressures and corrosive formation fluids.

     The Production Oil Tools downhole packers are compatible with the packers manufactured by Baker Hughes Incorporated, which is the largest manufacturer of packers in the industry. The Company believes that Production Oil Tools packers are the only ones in the industry that have compatibility characteristics. The Company considers this compatibility as an important competitive attribute in that much of the packer business is in the repair of existing installed wellbases and over half of the existing packers are believed to be Baker Hughes products. The Company believes that its packers provide its customers with a viable cost effective alternative to those manufactured by Baker Hughes.

     The Production Oil Tools packers are distributed through Highland's distribution and service network. The Company manufactures packers at its facilities in Powell, Wyoming, and Arlington, Texas. The Company is currently reviewing opportunities to expand this product line internationally.

     Distribution, Sales, Service and Repair

     The Company's artificial lift equipment is marketed and serviced through a network of stores owned and operated by Highland and its Corod unit throughout the United States and Canada. As of June 30, 1995, Highland had over 60 distribution stores (including the Leamco(TM) unit locations) throughout the United States in the principal oil producing areas in Texas, Oklahoma, Kansas, New Mexico, California, Louisiana, Alabama, Michigan, Mississippi and the Rocky Mountains. Through its Corod unit, the Company also has distribution and service centers at eight locations throughout Canada. Highland's stores distribute products and equipment manufactured by it and occasionally sell ancillary products manufactured by other original equipment manufacturers. Highland also provides downhole pump repair services through these locations. Most of the stores are under renewable three to five-year leases. The Company also distributes its RotaLift pumps in Canada through its Corod distribution centers and markets Corod products in the United States through its Highland stores. The Company also distributes the Fluid Packed pump line of products through National-Oilwell's distribution network as well as through other third party distributors.

     In late 1994, Highland introduced its first supercenters in Odessa and Snyder, Texas. The Company is currently in the process of opening two additional supercenters in California and New Mexico. The supercenters provide a diversified line of products, consistency in the quality of the repairs of pumps and improved turnaround time.

     Total sales for the Company's subsurface pump group for the six months ended June 30, 1995, and the years ended December 31, 1994, 1993 and 1992 were $41 million, $59 million, $56 million and $47 million, respectively, representing 27%, 24%, 23% and 25% of the Company's total sales during such periods.

     Through its Leamco division, Highland also manufactures and installs pumping unit replacement parts, primarily bearings and gearboxes for both Highland products and products sold by competitors. Among the products provided by Leamco is a proprietary line of self-lubricating Teflon(R) bearings. The Leamco unit repairs, installs and services oilfield pumping units at 15 locations in Texas, Oklahoma and New Mexico. The market for repair of pumping units is very fragmented in North America. The Company, however, believes Leamco is the largest domestic provider of these services. Highland produces a full line of motor and control units used in connection with oilfield pumping units. These units include the Sargent(TM) line of ultra high slip electric motors and controls that maximize the lift capacity of beam pumping units while reducing unit load.

     Competition

     The market for artificial lift equipment parts, equipment and repair is very competitive. Competition is based on product design and quality, ability to meet delivery requirements and pricing. The RotaFlex system competes with conventional pumping units, which are manufactured by Lufkin Industries. Corod's sucker rods compete with conventional sucker rods, which are manufactured and sold both by Highland and its major competitors, Axelson Incorporated, Trico Industries, Incorporated and Norris Sucker Rods. The Company's progressive cavity pumps compete with five major competitors. Highland has identified in the industry six large competitors that individually have a significant share of the entire artificial lift equipment market (inclusive of all other forms of lift). The Company believes that it currently has the second or third largest market share in the world, although its market share varies depending on the type of product.

     Customers and Markets

     Highland's products and services are designed primarily for the operation of maturing fields. Demand is, therefore, not significantly affected by short-term changes in exploration and drilling activity. As the average age of oil wells worldwide increases, the market for the Company's artificial lift equipment is expected to increase. Currently, most of the Company's artificial lift equipment is sold in the United States and Canada. However, the Company believes that significant opportunities exist for its products in other areas with maturing fields such as South America, the CIS and China. In recognition of this opportunity, the Company has taken extensive efforts to expand Highland's products internationally. Approximately 8% of the Company's revenues from the sale of artificial lift equipment for 1994 and 1993 were derived from sales of equipment provided outside the United States and Canada compared to 6% for 1992.

     Facilities

     Highland's products are manufactured at eight locations in the United States, one location in Canada and one in China.

     Backlog

     Backlog of artificial lift equipment is generally not considered to be a meaningful indication of future sales or results due to the nature of the business.

CONTRACT DRILLING

     The Company's contract drilling services in the United States are primarily concentrated in the area of barge drilling and workover in the shallow coastal and inland waters of the U.S. Gulf Coast where conventional jack-up rigs cannot operate. Mallard is the second largest operator of barge rigs in this market. Mallard's domestic barge rig fleet consists of 15 drilling rigs and 19 workover rigs. Mallard also has a fleet of six platform rigs and one jackup rig in the Gulf of Mexico.

     The domestic barge rig market has for more than a decade been characterized by overcapacity and a heavy dependence on natural gas drilling. These market conditions, combined with depressed and volatile natural gas prices, created an operating environment that was characterized by low day rates and rig utilization, and precipitated a consolidation in the industry. Since the early 1980s, the number of rigs in existence has declined from over 200 to less than 100 and the number of contractors has declined from over 20 to less than five. As one of the two major surviving contractors, Mallard has begun to benefit from these conditions through increased revenues and rig utilization. These market improvements have occurred notwithstanding continued low natural gas prices and a low domestic rig count. The Company expects domestic results to continue to benefit from these conditions as well as from increased demand in the Gulf Coast. These changes in demand stem from an increase in three-dimensional seismic survey activity resulting in the identification of attractive deep natural gas prospects in the inland and coastal waters of Louisiana and increased lease activity in these areas following the 1994 settlement of a production royalty dispute between the State of Louisiana and Texaco, Mallard's largest barge rig customer.

     Internationally, Mallard operates three rigs in the coastal and offshore waters of Nigeria and Peru and four land rigs in Argentina. International drilling contracts are generally for longer periods than domestic contracts and at more favorable rates. International drilling operations represented approximately 33% and 34% of the revenue and operating income, respectively, for this segment during the first six months of 1995. Mallard is currently pursuing other opportunities in Argentina which could increase the number of its rigs in Argentina by up to five workover and five drilling rigs over the next 12 months.


     Mallard owns all of its rigs. Mallard also has a 49% interest in a joint venture that owns two land rigs in Peru. From its inception in 1987, Mallard has devoted substantial efforts toward establishing itself as a leader in quality by upgrading and refurbishing its rigs and has budgeted $20 million over the next two years for this purpose.

     The Company's fleet of barge and other rigs was acquired through a number of acquisitions effected during the last ten years. These acquisitions were concentrated on barge rigs that could be easily integrated into Mallard's fleet. Because most of the purchases were made at a time during which there existed substantial overcapacity and low demand in the offshore drilling market and from companies desiring to leave the market, the rigs were acquired at what the Company believes to be favorable prices substantially below replacement cost.

  MARINE FLEET

     As of July 31, 1995, Mallard's marine fleet consisted of the following general types of rigs located in the following regions:

                                                                            TOTAL
                                                                            FLEET
                                                                            -----
            Inland Barge:
              Gulf Coast..................................................    34
              Nigeria.....................................................     1
            Platform:
              Gulf of Mexico..............................................     6
              Peru........................................................     2
            Jack Up:
              Gulf of Mexico..............................................     1
                                                                            -----
                      Total...............................................    44
                                                                            ====

     More detailed information with respect to Mallard's fleet of marine drilling rigs, as of July 31, 1995, is set forth in the following table:

                                                                                   MAXIMUM
                                                                 YEAR BUILT OR     DRILLING
                                                    HORSEPOWER    REFURBISHED    DEPTH (FEET)   STATUS(A)
                                                    ----------   -------------   ------------   ---------
Inland Barge:
  Deep Drilling
     Rig No. 50...................................     2,000          1993          25,000       Active
     Rig No. 51...................................     2,000          1993          25,000       Active
     Rig No. 52...................................     2,000          1993          25,000       Active
     Rig No. 53...................................     2,000          1995          20,000       Active
     Rig No. 54...................................     2,000          1995          30,000       Active
     Rig No. 55...................................     2,000          1993          30,000       Active
     Rig No. 56...................................     2,000          1992          30,000       Active
     Rig No. 57...................................     3,000          1980          30,000       Stacked
     Rig No. 58...................................     3,000          1982          30,000       Stacked
     Rig No. 59...................................     3,000          1972          30,000       Stacked
     Rig No. 71(b)................................     3,000          1994          30,000       Active

  Intermediate Drilling
     Rig No. 8....................................     1,700          1995          15,000       Active
     Rig No. 11...................................     1,700          1994          15,000       Active
     Rig No. 12...................................     1,200          1990          14,000       Active
     Rig No. 17...................................     1,200          1993          13,000       Active
     Rig No. 21...................................     1,200          1995          14,000       Active

  Heavy Workover and Shallow Drilling
     Rig No. 15...................................       800          1991          11,500       Stacked
     Rig No. 16...................................       800          1994          11,500       Active
     Rig No. 18...................................       800          1993          11,500       Active
     Rig No. 19...................................       800          1993          11,500       Stacked
     Rig No. 20...................................       800          1995          11,500       Active
     Rig No. 23...................................     1,000          1993          13,000       Active
     Rig No. 24...................................     1,000          1992          13,000       Active
     Rig No. 25...................................     1,000          1993          13,000       Active
     Rig No. 26...................................     1,000          1981          13,000       Stacked

  Workover and Other
     Rig No. 1....................................     1,100          1980              --       Stacked
     Rig No. 3....................................     1,000          1980              --       Stacked
     Rig No. 4....................................     1,000          1990              --       Stacked
     Rig No. 5....................................       800          1991              --       Stacked
     Rig No. 6....................................       800          1995              --       Active
     Rig No. 7....................................       800          1995              --       Active
     Rig No. 9....................................       800          1992              --       Active
     Rig No. 10...................................       800          1978              --       Stacked
     Rig No. 27...................................       800          1987          11,500       Stacked
     Rig No. 28...................................       800          1987          11,500       Stacked

                                             (Table continued on following page)

                                                                                   MAXIMUM
                                                                 YEAR BUILT OR     DRILLING
                                                    HORSEPOWER    REFURBISHED    DEPTH (FEET)   STATUS(A)
                                                    ----------   -------------   ------------   ---------
Platform:
     Rig No. 36...................................       500          1977              --       Stacked
     Rig No. 41...................................       950          1993          11,000       Active
     Rig No. 42...................................       950          1993          11,000       Active
     Rig No. 43...................................       650          1994              --       Active
     Rig No. 46...................................       650          1988              --       Stacked
     Rig No. 47...................................       750          1993              --       Active
     Rig No. 40(c)................................       950          1992          11,000       Active
     Rig No. 48(c)................................       950          1992          11,000       Active
Jack-Up:
     Rig No. 33...................................       500          1995              --       Active
Total Rigs......................................44

---------------

(a) "Active" denotes that the identified rig is currently under contract or available for contract. As of August 16, 1995, 16 rigs were under contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished before being placed back into service. The Company believes that its "stacked" rigs could be returned to service at a cost of between $500,000 and $4 million per rig.

(b) Located in Nigeria.

(c) Located in Peru.

     Mallard's domestic operations are primarily conducted in the coastal (bays, swamps and canals) and offshore waters of Louisiana, Texas and Alabama. Mallard's business is directly dependent upon the level of oil and gas exploration, development and workover activity in these geographic markets. Because most of the current exploration and development activity in the Gulf Coast area is concentrated on the exploration for and production of natural gas, Mallard's operations are materially affected by market conditions for natural gas.

     The U.S. natural gas market has in recent periods been extremely volatile. In 1993 and through the first half of 1994, natural gas prices increased from the extremely low levels experienced in 1992. These increases resulted in increased exploration and drilling activity in the Gulf of Mexico, which in turn resulted in increased demand for barge drilling and workover services. The increased demand combined with an overall shrinkage in fleets and a consolidation in the industry, improved barge day rates and margins. However, beginning in the middle of 1994 and continuing until early 1995, natural gas prices again experienced a significant decline, which resulted in decline in demand and utilization in 1994. Improvements in drilling technology, in particular the greater use of three-dimensional seismic, in the coastal and inland waters off of Louisiana and increased lease activity following the 1994 settlement of a production royalty dispute between the State of Louisiana and Texaco, Mallard's largest barge rig customer, have also contributed to an increase in exploration activity in the Gulf Coast in 1995, particularly for deep wells seeking natural gas reserves.

     Mallard's domestic rigs are primarily barge rigs that are capable of performing medium and deep drilling operations. Barge rigs are mobile drilling platforms that are submersible and are built to work in eight to twenty feet of water. These rigs are towed by tug boats to the drill site with the derrick laid down. The lower hull is then submerged by flooding until it rests on the sea floor. The derrick is then raised and drilling and workover operations are conducted with the barge in this position. There are two basic forms of barge rigs, "posted" and "conventional". A posted barge is identical to a conventional barge except that the hull and super structure are separated by 12 to 14 foot columns, which increases the water depth capabilities of the rig.

     Internationally, Mallard currently operates one 3,000 HP barge drilling rig with a Varco TDS-3S Top Drive in the offshore waters of Nigeria and two platform drilling rigs in the offshore waters of Peru. Mallard's rig in Nigeria is currently under contract to Chevron Nigeria Limited. This contract was recently renewed through August 1996.

     Mallard's platform rigs in Peru are currently under a three-year contract expiring in 1997. These rigs were recently placed on standby status by the Company's customer to reduce costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations." The Company's operations in Peru are conducted through a partnership. Under the terms of the agreements relating to this partnership, Mallard is entitled to approximately two-thirds of the income from the partnership's operations.

  LAND DRILLING AND WORKOVER RIGS


     Mallard currently owns four land rigs. These rigs are under a two-year drilling contract with YPF in Argentina. Drilling operations commenced in June 1995 and are expected to benefit future results. Mallard is currently pursuing other opportunities for additional land drilling and workover rigs in Argentina.


     In 1994, Mallard acquired a 49% interest in a joint venture that owns two land rigs in Peru. This venture is actively pursuing land drilling opportunities in Peru.

  COMPETITION AND CUSTOMERS

     Drilling in the U.S. Gulf Coast area served by Mallard ranges from shallow wells (up to 12,000 feet) to deep wells (up to 30,000 feet). The shallow wells generally take up to 20 days to drill and complete. Deeper wells generally take disproportionately longer to drill than shallow wells due primarily to more varied and difficult subsurface conditions and the frequent need to run protective casing.

     The Company's drilling rigs are generally operated under individual day rate contracts between the Company and its customers. Drilling contracts generally cover either the drilling of a specified well or wells or a stated term. Historically, most domestic contracts have been on a well-to-well basis while contracts in the international markets typically are offered on a term basis. The Company, from time to time, operates under turnkey contracts. The Company maintains redrill insurance to insure against certain costs in the event the Company were required to redrill under a turnkey contract.

     The Company obtains most of its contracts through competitive bidding against other contractors in response to solicitations of bids by oil and gas companies. Under the Company's day rate drilling contracts, it receives a fixed amount per day for providing the rig, certain related equipment and the rig operating crew, which works under the direction of a representative of the operator who is in charge of drilling operations. The customer pays all other costs of drilling the well. Under most such contracts, the customer also pays, at a reduced day rate, for periods of travel or when operations are interrupted or restricted by equipment breakdowns, adverse weather or water conditions or other conditions beyond the control of the Company. The Company also makes available the services of its fleet of approximately 55 crew boats as an extra cost option. Mallard primarily competes with one other barge competitor in the Gulf of Mexico, Falcon Drilling Company, Inc., although there exists a number of smaller companies. Mallard also competes with other types of rigs. The Company estimates that its share of the barge drilling and workover market in coastal and inland waters in the Gulf Coast area is approximately 40%.

     Mallard's customer base consists of independent and major oil companies. For 1994, Texaco and Oryx Energy Co. accounted for 15% and 11%, respectively, of Mallard's revenues. For 1993, Texaco accounted for 19% of Mallard's revenues. For 1992, Texaco and Elf Nigeria Ltd. accounted for 25% and 16%, respectively, of Mallard's revenues.

  GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The U.S. Gulf Coast market, and particularly the shallow-water areas where the Company's contract drilling service operations are concentrated, are ecologically sensitive. As a result, environmental issues have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected decisions of the oil companies to drill in these areas. U.S. laws and regulations applicable to the Company's operations include those controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment, or otherwise relating to the protection of the environment. The Company, as an operator of drilling rigs in navigable U.S. waters and certain offshore areas, may be liable for damages and costs incurred in connection with oil spills for which it is held responsible, subject to certain limitations. An oil spill in a wetland or inland waterway could produce substantial damage to the environment, including wildlife and ground water. Laws and regulations protecting the environment have become more stringent in recent years, and may, in certain circumstances, impose "strict liability", rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of the new requirements could have a material adverse effect on the Company.

     The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The Company, as an owner or operator of domestic offshore facilities, may be liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990 ("OPA") and the Outer Continental Shelf Lands Act. In addition, the Company may also be subject to applicable state law and other civil claims arising out of any such incident. Certain of the Company's facilities are also subject to regulations of the Environmental Protection Agency ("EPA") that require the preparation and implementation of spill prevention, control and countermeasure plans relating to possible discharge of oil into navigable waters. Other regulations of the EPA may require certain precautions in storing, handling and transporting hazardous wastes. State statutory provisions relating to oil and natural gas generally include requirements as to well spacing, waste prevention, production limitations, pollution prevention and cleanup, obtaining drilling and dredging permits and similar matters. The Company believes that it is in compliance in all material respects with such laws, rules and regulations.

     The OPA and regulations promulgated pursuant thereto impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a responsible party for an Outer Continental Shelf facility must pay all spill removal costs incurred by a federal, state or local government. The OPA establishes liability limits (subject to indexing) for offshore drilling rigs. If functioning as an offshore facility, the offshore drilling rigs are considered "tank vessels" for spills of oil on or above the water surface, with liability limits of $1,200 per gross ton or $10 million. To the extent damages and removal costs exceed this amount, the offshore drilling rigs will be treated as an offshore facility and the offshore lessee will be responsible up to higher liability limits for all removal costs plus $75 million. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA also imposes ongoing requirements on a responsible party. These include proof of financial responsibility (to cover at least some costs in a potential spill) and preparation of an oil spill contingency plan. A failure to comply with ongoing requirements or inadequate cooperation in a spill may even subject a responsible party to civil or criminal enforcement action.

     In addition, the Outer Continental Shelf Lands Act authorized regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of environmental-related lease conditions or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

     The drilling industry is dependent on the demand for services from the oil and gas exploration and development industry and, accordingly, is affected by changing tax laws, price controls and other laws relating to the energy business. The Company's business is affected generally by political developments and by federal, state, local and foreign laws and regulations that may relate directly to the oil and gas industry. The adoption of laws and regulations, both domestic and foreign, that curtail exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect the Company's operations by limiting available drilling opportunities.

     The Company believes it is in material compliance with applicable federal, state, local and foreign legislation and regulations relating to environmental controls. In this regard, all of Mallard's operating domestic drilling rigs have zero discharge capabilities as required by law. In addition, in recognition of environmental concerns regarding dredging of inland waters and permitting requirements, Mallard conducts minimal dredging operations and approximately two-thirds of Mallard's drilling contracts involve directional drilling, which minimizes the need for dredging. However, the existence of such laws and regulations has had and will continue to have a restrictive effect on the Company and its customers.

  SEASONALITY

     The contract drilling business is subject to seasonal variation. Historically, the first two quarters of the calendar year are less active, while the last two quarters usually have a higher level of activity.

  FACILITIES

     Mallard is headquartered in New Iberia, Louisiana where it operates a yard and docking facility at the Port of Iberia. Mallard owns the facility and leases the land on which it is located under a long-term lease, subject to extensions, that will expire in 2018.

  BACKLOG

     Other than Mallard's foreign contracts, which are long-term in nature, drilling and well servicing contracts have typically been for short terms, usually the time required to drill one well.

RAW MATERIALS

     The Company purchases a variety of raw materials for its manufacturing operations, including plain end "green" tubing stock, steel bars and a variety of parts and components fabricated by other manufacturers and suppliers. With the exception of Robbins & Myers, which acts as the exclusive manufacturer of two material components of Highland's progressive cavity pumps, the Company is not dependent on any single source of supply for any of its raw materials and components. However, a loss of one or more of such suppliers could disrupt production.

PATENTS

     The Company's oilfield equipment segment utilizes various patents and proprietary technology in the manufacture of its products. Certain components used in the RotaLift progressive cavity pump utilize technology owned and licensed by Robbins & Myers and the tradename RotaLift is owned by a partnership jointly owned by Highland and Robbins & Myers. Although the Company considers its patents important to the operation of its business and a loss of one or more patents could adversely affect a particular product, because of the proprietary processes that the Company has developed in using its patents, and the nature of the business conducted with the patents, it does not believe that any significant portion of its business is materially dependent upon any single patent or group of patents or generally upon patent protection.

INSURANCE COSTS

     The Company has purchased Operators Extra Expense insurance to insure itself against exposure to certain hazards unique to drilling and workover operations and maintains redrill insurance with respect to its exposure relating to turnkey contracts. There can be no assurance, however, that such insurance will be sufficient to cover any future losses, or that such insurance will continue to be available on commercially reasonable terms. The Company's drilling and workover business is also subject to the usual hazards of oil and gas drilling operations (including blowouts, fires, cratering, pollution and environmental damages), plus the additional dangers incident to marine operations in coastal and offshore waters (including capsizing, collision, grounding and adverse weather). The Company maintains insurance coverage that it believes to be customary in the industry against these hazards and whenever possible obtains agreements from customers providing for indemnification against liability to others. The Company also maintains political risk insurance to insure against certain risks of doing business in foreign countries. However, neither insurance nor indemnity agreements can provide complete protection against casualty losses. In addition, the Company is partially self-insured for marine workers' compensation claims.

     The Company is required to carry workers' compensation insurance to comply with state laws and customer requirements. Grant Prideco has elected to opt out of the mandatory workers' compensation pools and secures its workers compensation through outside insurance. Although it has been able to reduce insurance costs through this election, certain benefits provided under the workers' compensation statutes may not be available to the Company. The cost of insurance is subject to substantial fluctuation due to a variety of factors, some of which are beyond the Company's control. Although the Company has generally been able to obtain insurance on terms it considers to be reasonable, there can be no assurance that such insurance will continue to be available on terms as favorable as those for its existing arrangements. The Company is partially self-insured for employee health insurance claims and certain workers' compensation claims.

     Although the Company maintains product liability insurance with respect to its products, such insurance is limited in coverage. The occurrence of an adverse claim in excess of the coverage limits maintained by the Company with respect to its products could have a material adverse effect on the Company.

REGULATION

     The Company's business is affected by changes in public policy and by federal, state and local laws and regulations relating to the energy industry. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect the Company's operations by limiting available drilling and other opportunities in the energy service industry. The Company is also subject to various health and safety regulations as established by the Occupational Safety and Health Administration. For information concerning regulations of the contract drilling services provided by Mallard, see "-- Contract
Drilling -- Government Regulation and Environmental Matters".

FOREIGN OPERATIONS

     The Company's equipment and services are used in approximately 45 countries by U.S. customers operating abroad and by foreign customers. Sales of equipment and services outside the United States accounted for approximately 36%, 40% and 37% of total revenues for 1994, 1993 and 1992, respectively, based upon the ultimate destination in which equipment or services were sold, shipped or provided to the customer by the Company. The distribution of the Company's revenues by geographic region is shown below:

                                      WESTERN HEMISPHERE       EASTERN HEMISPHERE
                                    -----------------------   --------------------
                                    UNITED STATES    OTHER    MIDDLE EAST   OTHER    ELIMINATIONS    TOTAL
                                    -------------   -------   -----------   ------   ------------   --------
                                                                (IN THOUSANDS)
1994
  Operating revenues from
     unaffiliated customers......     $ 162,344     $34,643     $ 5,801     $5,329     $ (3,304)    $204,813
  Export sales to unaffiliated
     customers...................        43,724          --          --         --           --       43,724
                                       --------     -------      ------     ------      -------     --------
  Total revenues.................       206,068      34,643       5,801      5,329       (3,304)     248,537
1993
  Operating revenues from
     unaffiliated customers......     $ 150,729     $31,722     $ 7,967     $4,675     $ (1,983)    $193,110
  Export sales to unaffiliated
     customers...................        52,847          --          --         --           60       52,907
                                       --------     -------      ------     ------      -------     --------
  Total revenues.................       203,576      31,722       7,967      4,675       (1,923)     246,017
1992
  Operating revenues from
     unaffiliated customers......     $ 123,398     $16,291     $ 2,772     $7,927     $ (4,231)    $146,157
  Export sales to unaffiliated
     customers...................        44,301          --          --         --           --       44,301
                                       --------     -------      ------     ------      -------     --------
  Total revenues.................       167,699      16,291       2,772      7,927       (4,231)     190,458

     See Note 15 to the Consolidated Financial Statements of the Company for additional financial information related to the Company's revenues by geographic region.

     Operations and sales in foreign markets are subject to substantial competition from large multi-national corporations and government-owned entities and to a variety of local laws and regulations requiring qualifications, use of local labor, the provision of financial assurances or other restrictions and conditions on operations. Foreign operations are also subject to risks associated with doing business outside the United States, including risk of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Foreign operations may also subject the Company to risks relating to fluctuations in currency exchange rates. However, to date, currency fluctuations have not had a material adverse impact on the Company.

     The Company currently has material manufacturing operations in Canada and Mexico and is operating rigs in Nigeria, Peru and Argentina. The Company is also pursuing establishing a tubular manufacturing operation in India subject to the receipt of appropriate governmental and regulatory approvals and consents. See "Recent Developments -- International Tubular Expansion." The Company's operations in each of these countries are subject to various political and economic conditions existing in them which could disrupt operations. The Company generally seeks to obtain, where economical, insurance against certain political risks and attempts to structure its contracts and arrangements in the foreign countries in which it operates in a manner that would minimize the exposure of its assets to losses in those countries. Such efforts include structuring substantially all of its sales and service contracts to be in United States dollars and utilizing lease arrangements and joint ventures for manufacturing facilities so as not to require substantial investment of funds in fixed assets in foreign countries. Although the Company believes that its exposure to foreign risks is not materially greater than that of its competitors, there can be no assurance that disruptions will not occur in the Company's foreign operations or that any losses that do occur will be covered by insurance.

ENVIRONMENTAL REGULATION

     The Company's operations are subject to federal, state and local laws and regulations controlling the discharge of materials into or otherwise relating to the protection of the environment. In recent years, laws and regulations protecting the environment have generally become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. However, the Company is not currently aware of any situation or condition that it believes is likely to have a material adverse effect on its results of operations or financial condition. For information concerning environmental matters with respect to the contract drilling services provided by Mallard, see "-- Contract Drilling -- Governmental Regulation and Environmental Matters".

     The Company's expenditures in 1994 in order to comply with applicable environmental laws and regulations were not material, and the Company expects that the costs of compliance with such laws and regulations for 1995 will be minimal. The Company maintains insurance coverage with respect to environmental liabilities relating to its marine drilling operations. Although the Company believes that such coverage is adequate for the risks involved, there can be no assurance that the coverage limits would not be exceeded or such insurance would apply to all such liabilities. The Company does not believe that its costs for compliance with applicable environmental laws and regulations is, on a relative basis, greater than that of its competitors.

EMPLOYEES

     As of July 31, 1995, the Company employed approximately 3,000 employees. The Company considers its relations with its employees to be generally satisfactory.

PROPERTIES

     The principal offices of the Company and facilities used by the Company in its oilfield equipment and contract drilling segments are set forth in the table below. Most of the retail sales and service outlets used in the oilfield service and equipment operations are leased, the rental obligations of which are not material in the aggregate.

                                FACILITY SIZE     PROPERTY
           LOCATION               (SQ. FT.)     SIZE (ACRES)   TENURE           UTILIZATION
------------------------------  -------------   ------------   ------  ------------------------------
OILFIELD EQUIPMENT:
Navasota, Texas...............     251,600          182.8      Owned   Manufacture drill pipe and
                                                                       premium threaded casing, liner
                                                                       and tubing
Bastrop, Texas................     108,300           21.0      Owned   Manufacture tool joints
Bryan, Texas..................     160,000           55.3      Owned   Manufacture premium tubing
Budapest, Hungary.............       7,900            2.6      Leased  Manufacture drill pipe
Vera Cruz, Mexico.............     214,000           42.0      Leased  Manufacture drill pipe
Houston, Texas................      12,400             --      Leased  Principal offices of Grant
                                                                       Prideco
                                    68,500           13.5      Owned   Manufacture drill pipe, drill
                                                                       collars, heavyweight and
                                                                       kellys
                                    21,900           11.0      Owned   Manufacture drill pipe, drill
                                                                       collars, heavyweight and
                                                                       kellys
                                    31,500           10.0      Owned   Manufacture drill pipe, drill
                                                                       collars, heavyweight and
                                                                       kellys

                                             (Table continued on following page)

                                FACILITY SIZE     PROPERTY
           LOCATION               (SQ. FT.)     SIZE (ACRES)   TENURE           UTILIZATION
------------------------------  -------------   ------------   ------  ------------------------------
Longview, Texas...............      40,000           22.1      Owned   Manufacture pump barrels and
                                                                       plungers
Odessa, Texas.................      97,000            7.2      Owned   Manufacture of RotaFlex
                                                                       pumping units
                                    58,000            6.7      Owned   Manufacture couplings, tubing
                                                                       anchors, gears and principal
                                                                       offices of Highland
Oklahoma City, Oklahoma.......      21,000            3.4      Owned   Manufacture of internal pump
                                                                       parts
                                     9,500            1.2      Leased  Manufacture and repair pumping
                                                                       unit parts
Morgan City, Louisiana........      19,300            2.4      Leased  Repair drill pipe, drill
                                                                       collars, heavyweight and
                                                                       kellys
Arlington, Texas..............      60,000            2.5      Leased  Manufacture of downhole
                                                                       packers and completion systems
Powell, Wyoming...............      16,000            1.8      Leased  Manufacture of downhole
                                                                       packers and completion systems
Midland, Texas................      30,000            5.6      Owned   Manufacture and repair pumping
                                                                       unit parts
Woodward, Oklahoma............     148,800           53.0      Leased  Manufacture sucker rod pump
                                                                       parts
Santa Teresa, New Mexico......      43,000            7.5      Owned   Manufacture sucker rods
Nisku, Alberta, Canada........      15,900            8.3      Owned   Manufacture continuous rods
                                    16,000             --      Leased  Manufacture progressive cavity
                                                                       pumps
Edmonton, Alberta, Canada.....      10,600             --      Leased  Fabrication and repair
                                                                       facility
Baku, Azerbaijan..............     100,000             --      Leased  Manufacture pumps (not
                                                                       currently operating)
Dongying City, People's
  Republic of China...........      50,000             --      Leased  Manufacture RotaFlex pumping
                                                                       units
                                    30,000             --      Leased  Manufacture progressive cavity
                                                                       pumps
CONTRACT DRILLING:
New Iberia, Louisiana.........      54,600             --      Owned   Principal offices of Mallard
                                                                       warehouse and repair shop
                                        --           14.0      Leased  Docking facility
CORPORATE:
Houston, Texas................      14,500             --      Leased  Principal offices of the
                                                                       Company

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information with respect to the directors and executive officers of the Company. Each executive officer has been elected to serve until his or her successor is duly appointed or elected by the Board of Directors or his or her earlier removal or resignation from office.

                                                              POSITION WITH
       NAME OF DIRECTOR OR OFFICER      AGE                    THE COMPANY
    ----------------------------------  ---   ---------------------------------------------
    Bernard J. Duroc-Danner...........  41    President, Chief Executive Officer and
                                              Director

    John C. Coble.....................  52    Executive Vice President and Chief Operating
                                                Officer

    Ghazi J. Hashem...................  60    Senior Vice President, Technical Operations

    James G. Kiley....................  38    Vice President-Finance, Treasurer and
                                              Secretary

    Frances R. Powell.................  40    Vice President-Accounting and Controller

    David J. Butters..................  54    Director and Chairman of the Board

    Uriel E. Dutton...................  65    Director

    Eliot M. Fried....................  62    Director

    Sheldon S. Gordon.................  59    Director

    Sheldon B. Lubar..................  66    Director

    Robert B. Millard.................  44    Director

    Robert A. Rayne...................  46    Director

     Bernard J. Duroc-Danner joined the Company in May 1987 upon inception of the Company's strategic redeployment in the oilfield service and equipment industry. He was elected President of the Company in January 1990 and Chief Executive Officer in May 1990. In prior years, Mr. Duroc-Danner was with Arthur
D. Little Inc., a management consulting firm in Cambridge, Massachusetts. Mr. Duroc-Danner holds a Ph.D. in economics from Wharton (University of Pennsylvania).

     John C. Coble has served as Chief Operating Officer of the Company since December 1991 and Executive Vice President since April 1990. Mr. Coble served as Vice President of the Company from August 1989 to April 1990. He also served as Chief Operating Officer of a wholly owned subsidiary of the Company, Grant Prideco, from November 1989 until April 1990, and served as Chief Financial Officer of Grant Prideco for more than five years prior to August 1989.

     Ghazi J. Hashem was elected Senior Vice President, Technical Operations of the Company in May 1994 and Vice President, Technical Operations in November 1992. Mr. Hashem previously served as Chairman of the Board of Grant Prideco from May 1992 to November 1992 and as President of Grant Prideco from April 1984 to May 1992.

     James G. Kiley joined the Company in May 1994 and has served as Vice President-Finance, Treasurer and Secretary of the Company since that time. From April 1991 to April 1994, Mr. Kiley served as Treasurer of Baroid Corporation, a provider of oilfield services. Prior to his position at Baroid, Mr. Kiley held various positions, including Assistant Treasurer, at NL Industries, Inc., a manufacturer of titanium dioxide pigments and specialty chemicals.

     Frances R. Powell was elected Vice President-Accounting of the Company in May 1994, Controller in November 1991 and has been employed by the Company since 1990. Ms. Powell was employed with GulfMark International, Inc. ("GulfMark") from 1986 to 1990, where she served as Controller from 1988 to 1990.

     David J. Butters is a Managing Director of Lehman Brothers ("Lehman Brothers"), an investment banking firm and division of Lehman Brothers Inc., which is a subsidiary of Lehman Brothers Holdings, Inc.

("Lehman Holdings"), where he has been employed for more than the past five years. Mr. Butters is currently Chairman of the Board of Directors of GulfMark, a director of Anangel-American Shipholdings, Ltd. and BT Shipping Ltd. and a member of the Board of Advisors of Energy International, N.V. Mr. Butters is also Chairman of the Board of Directors of the Company.

     Uriel E. Dutton has been a Partner in Fulbright & Jaworski L.L.P., a law firm, for more than the past five years.

     Eliot M. Fried is a Managing Director of Lehman Brothers, where he has been employed for more than the past five years. He is Co-Chairman of the firm-wide Investment Committee and a member of the Investment Banking Commitment Committee of Lehman Brothers. Mr. Fried is a director of American Marketing Industries, Inc., Bridgeport Machines, Inc., Lear Seating Corporation, Sun Distributors L.P., Walter Industries, Inc. and Vernitron Corporation.

     Sheldon S. Gordon has been a limited partner of The Blackstone Group, L.P. since May 1995 and Chairman of Blackstone Alternative Asset Management L.P. since January 1993. Mr. Gordon has been employed with The Blackstone Group, L.P. since April 1991, serving as a general partner from April 1991 until May 1995. Prior to April 1991, Mr. Gordon was Chairman and Chief Executive Officer of Stamford Capital Group, Inc. for four years ending August 1990. Mr. Gordon is a director of Ametek, Inc. and Anangel-American Shipholdings Ltd.

     Sheldon B. Lubar has been Chairman and Chief Executive Officer of Christiana Companies, Inc. ("Christiana") and Chairman of Lubar & Co. Incorporated for more than the past five years. Mr. Lubar is a director of Ameritech, Massachusetts Mutual Life Insurance Company, Firstar Corporation and MGIC Investment Corporation. Under the terms of the agreements relating to the Company's acquisition of Prideco, the Company agreed to nominate Mr. Lubar or another acceptable nominee of Christiana for election to the Board of Directors of the Company as long as Christiana beneficially owns 8% or more of the outstanding shares of Common Stock.

     Robert B. Millard is a Managing Director of Lehman Brothers, where he has been employed for more than the past five years. Mr. Millard is also a director of GulfMark.

     Robert A. Rayne has been an Executive Director of London Merchant Securities plc (property investment and development with major investments in leisure enterprises), a United Kingdom listed public limited company, for more than the past five years.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to each person who as of July 31, 1995, was known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

                                                NUMBER OF SHARES       PERCENT OF       PERCENT OF
                                               BENEFICIALLY OWNED     CLASS BEFORE     CLASS AFTER
                NAME AND ADDRESS OF                AS OF THE          THE OFFERING     THE OFFERING
                 BENEFICIAL OWNER                RECORD DATE(A)           (%)              (%)
               --------------------           ---------------------   ------------     ------------
    GulfMark International, Inc................      2,535,572(b)          16.9             14.4
      5 Post Oak Park, Suite 1170
      Houston, Texas 77027

    Christiana Companies, Inc. and Sheldon B.
      Lubar(c).................................      1,948,731(c)          13.0             11.0
      777 East Wisconsin Avenue
      Milwaukee, Wisconsin 53202

    Lehman Brothers Holdings Inc...............      1,120,000(b)           7.4              6.4
      3 World Financial Center
      New York, New York 10285

---------------

(a) Unless otherwise indicated below, the persons or group listed have sole voting and investment power with respect to their shares of Common Stock, and none of such shares are deemed to be owned because the holder has the right to acquire the shares within 60 days.

(b) Lehman Holdings beneficially owns 31.6% of the common stock of GulfMark. The beneficial ownership of Common Stock of Lehman Holdings indicated in the table above does not include any of the shares of Common Stock held by GulfMark, beneficial ownership of which is disclaimed.

(c) Sheldon B. Lubar is the Chairman and Chief Executive Officer of Christiana and is the beneficial owner, through a voting trust, of 49.9% of the common stock of Christiana.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $1.00 per share, and 3,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"). At August 30, 1995, 15,047,183 shares of Common Stock were outstanding. In addition, at August 30, 1995, there were 1,230,000 shares of Common Stock reserved for issuance pursuant to the Company's 1981 Employee Stock Option Plan, 1992 Employee Stock Option Plan and Non-Employee Director Stock Option Plan, of which 729,000 shares of Common Stock were reserved for issuance upon exercise of outstanding options. At August 30, 1995, there were no shares of Preferred Stock issued or outstanding. The holders of shares of Common Stock are not liable to further calls or assessments by the Company. The description below is a summary of and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation as currently in effect.


     Subject to the rights of the holders of any outstanding shares of Preferred Stock and those rights provided by law, (i) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of dividends and may be payable in cash, stock or otherwise, (ii) the holders of the Company stock have the exclusive right to vote for the election of directors and, except as provided below, on all other matters requiring stockholder action generally, with each share being entitled to one vote, and (iii) upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company will be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests to the exclusion of the holders of any outstanding shares of Preferred Stock.

     Although the holders of the Common Stock are generally entitled to vote for the approval of amendments to the Company's Certificate of Incorporation, the voting rights of the holders of the Common Stock are limited with respect to certain amendments to the Company's Certificate of Incorporation that affect only the holders of the Preferred Stock. Specifically, subject to the rights of any outstanding shares of any series of Preferred Stock, the Company's Certificate of Incorporation provides that it may be amended from time to time in any manner that would solely modify or change the relative powers, preferences and rights and the qualifications or restrictions of any issued shares of any series of Preferred Stock then outstanding with the only required vote or consent for approval of such amendment being the affirmative vote or consent of the holders of a majority of the outstanding shares of the series of Preferred Stock so affected, provided that the powers, preferences and rights and the qualifications and limitations or restrictions of such series after giving effect to such amendment are no greater than the powers, preferences and rights and qualifications and limitations or restrictions permitted to be fixed and determined by the Board of Directors with respect to the establishment of any new series of shares of Preferred Stock pursuant to the authority vested in the Board of Directors as to such matters.

     Holders of the Common Stock do not have any cumulative voting, redemptive or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of shares or securities of the Company. Holders of the Common Stock have no fixed dividend rights. Dividends may be declared by the Board of Directors at its discretion depending on various factors, although no dividends are anticipated for the foreseeable future. In addition, the Company is currently restricted from paying any cash dividends with respect to the Common Stock. See "Price Range of Common Stock and Dividend Policy".

     The Preferred Stock may be issued from time to time in one or more series, with each such series having such powers, preferences and rights and qualifications and limitations or restrictions as may be fixed by the Board of Directors pursuant to the resolution or resolutions providing for the issuance of such series.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the Company of stock or any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the above described exceptions specified by Delaware law.

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The Company has approved the acquisition by GulfMark, which beneficially owns 16.9% of the outstanding shares of Common Stock, and Lehman Holdings, which beneficially owns 7.4% of the outstanding Common Stock and 31.6% of the outstanding shares of common stock of GulfMark, of the shares of Common Stock owned by them under Section 203 and GulfMark and Lehman Holdings are therefore not subject to the restrictions under Section 203.

     The Registrar and Transfer Agent for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                                  UNDERWRITING

     The underwriters of the offering of the Common Stock named below (the "Underwriters"), for whom Lehman Brothers Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company, and the Company has agreed to sell to each Underwriter, the number of shares of Common Stock set forth opposite their respective names below:

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
                                   -----------                                  ---------
    Lehman Brothers Inc.......................................................
    Donaldson, Lufkin & Jenrette Securities Corporation.......................

                                                                                ---------
              Total...........................................................  2,600,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to various conditions. The nature of the Underwriters' obligations are such that they are committed to take and pay for all of the shares offered hereby if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof and to certain selected dealers (who may include the Underwriters) at such price less a concession not in excess of
$   per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $   per share to certain other dealers. After the
initial offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company has granted to the Underwriters an option to purchase up to an additional 390,000 shares of Common Stock, at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares that is proportional to such Underwriter's initial commitment.

     The Company, GulfMark, Lehman Holdings and the executive officers and directors of the Company have agreed that they will not, without the prior written consent of Lehman Brothers Inc., during the 90 days following the date of this Prospectus, offer for sale, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, or, as to the Company, sell or grant options, rights, or warrants with respect to any shares of Common Stock, other than (i) pursuant to existing benefit plans of the Company or its subsidiaries and (ii) in accordance with the Underwriting Agreement. The stockholders who received shares of Common Stock in connection with the Prideco acquisition have no registration rights with respect to the shares of Common Stock they hold until July 1996.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     At August 14, 1995, Lehman Holdings, an affiliate of Lehman Brothers, owned 1,120,000 shares of the Common Stock (approximately 7.4% of the shares outstanding) and approximately 31.6% of the outstanding common shares of GulfMark, which owned as of such date 2,535,572 shares of the Common Stock (approximately 16.9% of the shares outstanding). Messrs. David J. Butters, Eliot
M. Fried and Robert B. Millard, who are employees of Lehman Brothers, constitute three of the eight members of the Board of Directors of the Company. Messrs. Butters and Millard constitute two of the six members of the Board of Directors of GulfMark. Mr. Butters is Chairman of the Company's and GulfMark's Board of Directors. See "Management -- Directors and Executive Officers". As a result of the foregoing ownership of Common Stock and director relationships, this offering may be deemed a participation by Lehman Brothers in the distribution in a public offering of the securities of an affiliate, a transaction subject to the provisions of Schedule E of the Bylaws of the National Association of Securities Dealers, Inc. This Offering is being made pursuant to the provisions of such Schedule. In accordance with Schedule E, the Underwriters will not make sales of shares of Common Stock offered hereby to customers' discretionary accounts without the prior specific written approval of such customers.

                                    EXPERTS

     The Company's consolidated financial statements and the Company's related consolidated financial statement schedules as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, included or incorporated by reference into this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The balance sheets of Prideco as of June 30, 1995 and 1994, and the consolidated statements of income, retained earnings and cash flows for the fiscal years ended June 30, 1995 and 1994, incorporated by reference into this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL MATTERS

     In connection with the Common Stock offered hereby, the validity of the shares being offered will be passed upon for the Company by Fulbright & Jaworski L.L.P., Houston, Texas. Uriel E. Dutton, a director of the Company, is a partner of Fulbright & Jaworski L.L.P. Certain legal matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
ENERGY VENTURES INC. AND SUBSIDIARIES:
Report of Independent Public Accountants.............................................  F-2
  Consolidated Balance Sheets -- December 31, 1994 and 1993..........................  F-3
  Consolidated Statements of Income, for each of the three years in the period ended December 31, 1994.........................................................  F-4
  Consolidated Statements of Stockholders' Investment, for each of the three years in the period ended December 31, 1994..............................................  F-5
  Consolidated Statements of Cash Flows, for each of the three years in the period ended December 31, 1994.........................................................  F-6
  Notes to Consolidated Financial Statements.........................................  F-7
Unaudited Consolidated Condensed Balance Sheet -- June 30, 1995......................  F-30
Unaudited Consolidated Condensed Statements of Income for the three and six month periods ended June 30, 1995 and 1994...............................................  F-31
Unaudited Consolidated Condensed Statements of Cash Flows for the six month periods ended June 30, 1995 and 1994.......................................................  F-32
Notes to Unaudited Consolidated Condensed Financial Statements.......................  F-33

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO ENERGY VENTURES, INC.

     We have audited the accompanying consolidated balance sheets of Energy Ventures, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Ventures, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
March 1, 1995

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                            (IN THOUSANDS)
                                ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents............................................  $  3,144     $  4,799
  Cash Equivalents, Restricted.........................................        --        5,000
  Accounts Receivable, Net of Allowance for Uncollectible Accounts of
     $564,000 in 1994 and $669,000 in 1993.............................    72,790       51,945
  Inventories..........................................................    74,938       62,339
  Materials and Supplies...............................................     7,687        6,119
  Prepaid Expenses.....................................................     3,751        2,876
  Other Current Assets.................................................     2,493        4,271
                                                                         --------     --------
                                                                          164,803      137,349
                                                                         --------     --------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land, Buildings and Other Property...................................    27,278       20,468
  Rigs, Machinery and Equipment........................................   152,096      105,669
  Furniture and Vehicles...............................................    17,071       15,965
                                                                         --------     --------
                                                                          196,445      142,102
  Less: Accumulated Depreciation.......................................    45,550       33,967
                                                                         --------     --------
                                                                          150,895      108,135
                                                                         --------     --------
EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE
  ASSETS OF BUSINESSES ACQUIRED, NET...................................    15,606       10,264
OTHER ASSETS...........................................................    19,384       21,483
                                                                         --------     --------
                                                                         $350,688     $277,231
                                                                         ========     ========
               LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings, Primarily Under Revolving Lines of Credit.....  $ 17,265     $ 46,205
  Current Maturities of Long-Term Debt.................................     3,189        2,989
  Accounts Payable.....................................................    30,741       38,865
  Accrued Salaries and Benefits........................................     3,908        3,072
  Other Accrued Liabilities............................................    15,362        8,450
                                                                         --------     --------
                                                                           70,465       99,581
                                                                         --------     --------
LONG-TERM DEBT.........................................................   125,690       38,982
DEFERRED INCOME TAXES..................................................    37,239       27,250
OTHER LIABILITIES......................................................     6,381        3,682
                                                                         --------     --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' INVESTMENT:
  Common Stock, $1 Par Value, Authorized 20,000,000 Shares,
     Issued 12,754,249 Shares in 1994 and 12,315,756 Shares in 1993....    12,754       12,316
  Capital in Excess of Par Value.......................................    55,142       50,442
  Retained Earnings....................................................    48,856       47,998
  Cumulative Foreign Currency Translation Adjustment...................    (4,536)      (2,111)
  Treasury Stock, at Cost..............................................    (1,303)        (909)
                                                                         --------     --------
                                                                          110,913      107,736
                                                                         --------     --------
                                                                         $350,688     $277,231
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
REVENUES...................................................  $248,537     $246,017     $190,458
                                                             --------     --------     --------
COSTS AND EXPENSES:
  Cost of Sales............................................   181,137      181,742      148,881
  Selling, General and Administrative Attributable to
     Segments..............................................    43,183       41,690       33,098
  Corporate General and Administrative.....................     4,748        4,030        3,867
                                                             --------     --------     --------
                                                              229,068      227,462      185,846
                                                             --------     --------     --------
OPERATING INCOME...........................................    19,469       18,555        4,612
                                                             --------     --------     --------
OTHER INCOME (EXPENSE):
  Interest Income..........................................       210          366          388
  Interest Expense.........................................   (13,715)      (7,575)      (5,421)
  Other, Net...............................................       484        1,465          759
                                                             --------     --------     --------
                                                              (13,021)      (5,744)      (4,274)
                                                             --------     --------     --------
INCOME BEFORE INCOME TAXES.................................     6,448       12,811          338
PROVISION FOR INCOME TAXES.................................     1,806        4,864           57
                                                             --------     --------     --------
INCOME FROM CONTINUING OPERATIONS..........................     4,642        7,947          281
DISCONTINUED OPERATIONS, NET OF TAXES......................        --       (2,057)        (144)
                                                             --------     --------     --------
INCOME BEFORE EXTRAORDINARY CHARGE.........................     4,642        5,890          137
EXTRAORDINARY CHARGE, NET OF TAXES.........................    (3,784)          --           --
                                                             --------     --------     --------
NET INCOME.................................................  $    858     $  5,890     $    137
                                                             ========     ========     ========
EARNINGS PER SHARE:
  Continuing Operations....................................  $    .37     $    .66     $    .02
  Discontinued Operations..................................        --         (.17)        (.01)
  Extraordinary Charge.....................................      (.30)          --           --
                                                             --------     --------     --------
  Net Income Per Share.....................................  $    .07     $    .49     $    .01
                                                             ========     ========     ========
  Weighted Average Shares Outstanding......................    12,629       12,067       12,057
                                                             ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                                                   CUMULATIVE
                                                              CAPITAL                FOREIGN
                                           COMMON STOCK         IN                  CURRENCY      TREASURY STOCK        TOTAL
                                       --------------------   EXCESS    RETAINED   TRANSLATION   -----------------   STOCKHOLDERS'
                                         SHARES     $1 PAR    OF PAR    EARNINGS   ADJUSTMENT    SHARES    AMOUNT     INVESTMENT
                                       ----------   -------   -------   --------   -----------   -------   -------   ------------
                                                                 (IN THOUSANDS EXCEPT NUMBER OF SHARES)
Balance at December 31, 1991.........  11,983,998   $11,984   $47,246   $41,971      $   (78)         --   $    --     $101,123
Net Income...........................          --        --        --       137           --          --        --          137
Options Exercised....................       6,672         7       412        --           --          --        --          419
Issuance of Common Stock Grants......       5,000         5        25        --           --          --        --           30
Purchase of Treasury Stock, at Cost,
  for Executive Deferred Compensation
  Plan...............................          --        --        --        --           --     (23,891)     (289)        (289)
Settlement of Put Option.............      72,000        72       738        --           --          --        --          810
Foreign Currency Translation
  Adjustment.........................          --        --        --        --       (1,074)         --        --       (1,074)
                                       ----------   -------   -------   -------     --------     --------  --------    --------
Balance at December 31, 1992.........  12,067,670    12,068    48,421    42,108       (1,152)    (23,891)     (289)     101,156
Net Income...........................          --        --        --     5,890           --          --        --        5,890
Shares Issued in Connection with
  Acquisitions.......................     206,849       207     1,826        --           --          --        --        2,033
Options Exercised....................      41,237        41       195        --           --          --        --          236
Purchase of Treasury Stock, at Cost,
  for Executive Deferred Compensation
  Plan...............................          --        --        --        --           --     (41,084)     (620)        (620)
Foreign Currency Translation
  Adjustment.........................          --        --        --        --         (959)         --        --         (959)
                                       ----------   -------   -------   -------     --------     --------  --------    --------
Balance at December 31, 1993.........  12,315,756    12,316    50,442    47,998       (2,111)    (64,975)     (909)     107,736
Net Income...........................          --        --        --       858           --          --        --          858
Shares Issued in Connection with
  Acquisition........................     433,333       433     4,692        --           --          --        --        5,125
Options Exercised....................       5,160         5         8        --           --          --        --           13
Purchase of Treasury Stock, at Cost,
  for Executive Deferred Compensation
  Plan...............................          --        --        --        --           --     (29,234)     (394)        (394)
Foreign Currency Translation
  Adjustment.........................          --        --        --        --       (2,425)         --        --       (2,425)
                                       ----------   -------   -------   -------     --------     --------  --------    --------
Balance at December 31, 1994.........  12,754,249   $12,754   $55,142   $48,856      $(4,536)    (94,209)  $(1,303)    $110,913
                                       ==========   =======   =======   =======     ========     ========  ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income...............................................  $    858     $  5,890     $    137
  Adjustments to reconcile Net Income to
     Net Cash Provided (Used) by Operations:
     Depreciation and Amortization.........................    14,268       12,281       10,434
     Deferred Income Tax Provision (Benefit) from
       Continuing Operations...............................    (1,052)          96        2,284
     Extraordinary Charge on Prepayment of Debt, Net.......     3,784           --           --
     Insurance Settlement, Net.............................    23,000           --           --
     Gain on Sale of Business and Disposal of Assets.......      (100)      (1,962)        (132)
     Provision for Uncollectible Accounts Receivable.......       158          204          198
     (Increase) Decrease to Carrying Value of Accounts
       Receivable..........................................        --          369         (580)
     Adjustment to Reserve for Lawsuit Settlement..........        --           --         (550)
     Change in Assets and Liabilities, Net of Effects of
       Businesses Acquired:
       Accounts Receivable.................................   (19,718)      (1,608)     (18,162)
       Inventories.........................................    (6,686)     (24,283)      10,182
       Prepaid Expenses and Other..........................    (1,126)         149       (4,824)
       Accounts Payable....................................    (9,178)       9,926       11,311
       Accrued Salaries and Benefits and Other.............    (5,234)         156        1,341
       Other Assets........................................    (6,013)      (8,432)      (5,037)
       Other Liabilities...................................       492        1,175           53
       Other, Net..........................................     1,789          462       (4,829)
                                                             --------     --------     --------
          Net Cash Provided (Used) by Operations...........    (4,758)      (5,577)       1,826
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Business...........................        --        3,500           --
  Proceeds from Sale of Assets.............................     3,131          754          397
  Acquisition of Businesses................................   (17,076)        (933)     (11,239)
  Capital Expenditures for Property, Plant and Equipment...   (19,607)     (14,885)     (22,413)
                                                             --------     --------     --------
     Net Cash Used by Investing Activities.................   (33,552)     (11,564)     (33,255)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Issuance of Long-Term Debt.................   120,000           --       34,000
  Penalty on Early Retirement of Debt......................    (4,872)          --           --
  Debt Issuance Costs......................................    (4,155)          --       (1,463)
  Borrowings (Repayments) Under Revolving Lines of Credit,
     Net...................................................   (28,940)      21,590        2,065
  Borrowings of Term Debt..................................     2,284        3,571        1,785
  Repayments on Term Debt..................................   (46,981)      (6,409)      (7,286)
  Stock Options Exercised, Purchase of Treasury Stock
     and Other, Net........................................      (381)        (384)        (461)
                                                             --------     --------     --------
     Net Cash Provided by Financing Activities.............    36,955       18,368       28,640
                                                             --------     --------     --------
EFFECT OF TRANSLATION ADJUSTMENT ON CASH...................      (300)        (468)         168
                                                             --------     --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......    (1,655)         759       (2,621)
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR..................................................     4,799        4,040        6,661
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...................  $  3,144     $  4,799     $  4,040
                                                             ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Energy Ventures, Inc. and all majority-owned subsidiaries and partnerships (the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

  INVENTORIES

     Inventories are stated at the lower of average cost or market.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is carried at cost. Depreciation of domestic property, plant and equipment is provided using the straight-line method over the estimated useful lives for the respective categories. The useful lives of the major classes of property, plant and equipment are as follows:

                                                                             LIFE
                                                                        --------------
        Buildings.....................................................   15 - 40 years
        Rigs, machinery and equipment.................................    5 - 20 years
        Furniture and vehicles........................................    3 -  7 years

     Due to differences between the international and U.S. rig contracting markets, depreciation on international drilling rigs and related equipment is provided using the units-of-production method. Under the units-of-production method, depreciation is based on the utilization of the drilling rigs with a minimum provision when the rigs are idle.

     Interest costs related to major capital projects are capitalized as a component of construction costs. Interest costs capitalized were $247,000, $574,000 and $250,000 in 1994, 1993 and 1992, respectively. Maintenance and repairs are expensed as incurred. The costs of renewals, replacements and betterments are capitalized.

  INTANGIBLE ASSETS AND AMORTIZATION

     The excess of cost over the fair value of net tangible assets of businesses acquired is being amortized on a straight-line basis over the lesser of expected useful lives or 40 years. Other intangible assets, included in other assets, are amortized over the years expected to be benefitted. Amortization expense for goodwill and other intangible assets was $996,000, $1,578,000 and $1,153,000 for 1994, 1993 and 1992, respectively.

  FOREIGN CURRENCY TRANSLATION

     Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date and the resulting translation adjustments are included as a separate component of Stockholders' Investment. Currency transaction gains and losses are reflected in income for the period. The Company's Nigerian operations are in a "highly inflationary" economy and use the U.S. dollar as the functional currency. Accordingly, the gains or losses resulting from balance sheet translation are reflected in income for the period.

  INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("SFAS No. 109"). The adoption of SFAS No. 109 did not have a material effect on the Company's financial

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) position or results of operations. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. See Note 10.

  WEIGHTED AVERAGE SHARES

     Earnings per share has been computed based on the weighted average number of common shares outstanding during the respective periods. Stock options outstanding are excluded from the weighted average number of shares since the dilutive effect is not material.

2. SUPPLEMENTAL CASH FLOW INFORMATION

     For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     Cash paid during the years ended December 31, 1994, 1993, and 1992 for interest (net of amounts capitalized) and income taxes was as follows:

                                                              1994       1993        1992
                                                            --------    -------     -------
                                                                    (IN THOUSANDS)
    Interest paid, net of amounts capitalized.............  $ 13,487    $ 7,144     $ 3,653
    Income taxes paid (refunded)..........................  $  1,903    $(1,818)    $  (335)

     Refer to Note 5 for additional information concerning noncash investing and financing activities.

3. CHANGE IN ACCOUNTING ESTIMATE

     Effective January 1, 1992, the Company revised the estimated useful lives of its domestic rigs from approximately 15 years to approximately 20 years to more closely reflect expected remaining lives. The change in accounting estimate resulted in a decrease in the Company's depreciation expense of $542,000 and an increase in net income of $338,000 or $0.03 per share for the year ended December 31, 1992.

4. INVENTORIES

     Inventories by category are as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Raw materials and components.....................................  $34,759     $33,135
    Work in process..................................................   12,861       8,813
    Finished goods...................................................   27,318      20,391
                                                                        ------      ------
                                                                       $74,938     $62,339
                                                                        ======      ======

5. ACQUISITIONS AND DISPOSITIONS

     On September 1, 1994, the Company completed the acquisition of the Fluid PackedTM Pumps line of rod pumps, parts and accessories, and the sucker rod line from National-Oilwell for $13.5 million in cash. The acquired assets have been integrated into the Company's Highland Pump artificial lift division ("Highland"). Included in the acquisition are manufacturing facilities and equipment in Woodward (Oklahoma) and Santa Teresa (New Mexico) and product inventory.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

5. ACQUISITIONS AND DISPOSITIONS -- (CONTINUED)
     On July 29, 1994, the Company acquired a tubular finishing facility located in Bryan, Texas (Bryan facility). The Company exchanged Eastman Cherrington Environmental, Inc. ("Eastman Cherrington") including a cash payment of approximately $2 million for the Bryan facility. The acquired tubular finishing mill is a 160,000 square foot industrial facility located on 55 acres. The facility is being operated as part of the Company's Grant TFW drill pipe and tubular products division ("Grant TFW"). The recorded net book value of Eastman Cherrington, including operations to the date of disposition, approximated the appraised value of the Bryan facility. As a result, there was no material gain or loss realized on the exchange. See Note 6 for additional information on Eastman Cherrington.

     On February 9, 1994, the Company purchased all of the outstanding stock of AWI Drilling & Workover, Inc. ("AWI"), for a purchase price of $1.5 million cash, $5.0 million in notes payable and 433,333 shares of the Company's Common Stock, $1.00 par value. The assets of AWI consist primarily of 12 barge drilling rigs, eight of which were under charter to the Company at the time of acquisition. Charter fees incurred by the Company were approximately $2.5 million and $1.2 million in 1993 and 1992, respectively.

     In November 1993, the Company acquired Production Oil Tools ("Production"), a manufacturer of downhole packers and completion systems, for approximately $2.2 million, comprised of cash and shares of the Company's common stock.

     On June 30, 1993, the Company acquired from Energy Service Company its International Tool & Supply procurement division ("Procurement Division") and tubular services division ("Tubular Services") for approximately $4.8 million consisting of cash, notes payable and other obligations. Tubular Services has a threading facility for oil country tubulars, specializing in premium tubulars with large diameters. Tubular Services was integrated into Grant TFW. On December 30, 1993, the Company sold the Procurement Division, together with certain other assets of the Company. Proceeds from the sale were used to repay the remaining principal balance of notes payable incurred to finance the acquisitions.

     On March 26, 1992, the Company completed the acquisition of substantially all of the non-real estate operating assets of Atlas BradfordTM Corporation ("Atlas BradfordTM") for approximately $10.0 million in cash, a 2% annual royalty for three years on thread-only sales over $30.0 million adjusted for inflation, and approximately $700,000 in assumed trade accounts payable. The purchase was financed with a portion of the net proceeds from the private placement of $34.0 million principal amount of the Company's senior notes. See
Note 8. The business acquired from Atlas BradfordTM consists of the design, manufacture and marketing of premium threaded connections for tubing and casing used in the drilling and production of oil and gas wells, and has been fully integrated with the operations of Grant TFW.

     The acquisitions discussed above were accounted for using the purchase method of accounting, and their results of operations are included in the Consolidated Statements of Income from the date of acquisition. The results of operations related to the acquisition of National-Oilwell's Fluid Packed Pump product lines, the Bryan facility and the businesses acquired during 1993 are not material, therefore, pro forma information is not presented.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

5. ACQUISITIONS AND DISPOSITIONS -- (CONTINUED)
     The following table presents selected unaudited consolidated financial information for the Company on a pro forma basis assuming that the AWI acquisition and the issuance of $120 million of 10.25% Senior Notes due 2004 had occurred on January 1, 1993.

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
                                                                     (IN THOUSANDS, EXCEPT
                                                                     PER SHARE AMOUNTS)
    Revenues.......................................................  $248,537     $246,017
    Income before extraordinary charge.............................  $  3,447     $  5,160
    Net Income (Loss)..............................................  $   (337)    $  5,160
    Net Income (Loss) per Share....................................  $   (.03)    $    .43

     The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operation had been conducted during the years presented and is not intended to be a projection of future results.

6. DISCONTINUED OPERATIONS

     On July 29, 1994, the Company disposed of Eastman Cherrington, including a cash payment of approximately $2 million, in exchange for a tubular finishing facility located in Bryan, Texas. Revenues from the discontinued operation of Eastman Cherrington for 1994 and 1993 were $1.4 million and $3.3 million, respectively. The discontinued operation of Eastman Cherrington reflected a net loss of $797,000 and $2.1 million for 1994 and 1993, respectively. The recorded net book value of Eastman Cherrington, including operations to the date of disposition, approximated the appraised value of the Bryan facility. As a result, there was no material gain or loss realized on the exchange.

     During 1992, the Company made the decision to sell its remaining interests in miscellaneous oil and gas properties. Such oil and gas properties, other than the overriding royalty interests on certain properties retained by the Company in connection with the 1990 dissolution of the Company's joint venture ("COLEVE"), were sold in October 1992 for an aggregate sale price of $160,000 resulting in a gain of approximately $26,000, net of taxes. Revenues and net loss from discontinued operations of this segment for the year ended December 31, 1992 were $2 million and $144,000, respectively.

     The results of operations for Eastman Cherrington and the exploration and production segment are reflected in the accompanying Consolidated Statements of Income as "Discontinued Operations, Net of Taxes".

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

7. SHORT-TERM BORROWINGS AND LINES OF CREDIT

     The Company's short-term borrowings at December 31, 1994 and 1993 consisted of the following:

                                                                        1994        1993
                                                                       -------     -------
                                                                         (IN THOUSANDS,
                                                                       EXCEPT PERCENTAGES)
    Payable to banks under lines of credit, interest at prime to prime plus 1 1/4% at December 31, 1994 and prime to prime plus
      1 1/8% at December 31, 1993; principal and interest payable on
      demand.........................................................  $17,265     $46,205
    Weighted average interest rate on notes outstanding during the
      year...........................................................      8.8%        7.7%
    Average borrowings during the year...............................  $22,026     $35,683
    Maximum outstanding during the year..............................  $48,310     $47,401

     At December 31, 1994, the Company had in place various working capital lines of credit secured by the inventory and receivables of the Company's subsidiaries providing for borrowings up to $55.3 million subject to availability requirements. Borrowings under the Company's lines of credit are generally based on the lender's determination of the collateral value of the current assets securing the lines of credit. At December 31, 1993, the Company also had $5.0 million invested in a certificate of deposit of a major financial institution that was pledged to secure the Company's obligation under the revolving credit facility. The certificate of deposit was released during 1994. The Company and its subsidiaries are required to maintain various affirmative and negative covenants relating to working capital, earnings and net worth. The facilities also impose certain limitations on the use of funds by the Company and its subsidiaries for acquisitions and capital expenditures, the incurrence of additional indebtedness and other operational matters and certain prohibitions on the declaration or payment of dividends by the Company.

     At December 31, 1994, approximately $17.3 million had been borrowed under the revolving lines of credit and approximately $1.0 million had been used to support outstanding letters of credit. Additional borrowings of approximately $35.6 million were available based on collateral values at December 31, 1994.

8. LONG-TERM DEBT

     The Company's long-term debt at December 31, 1994 and 1993 consisted of the following:

                                                                        1994        1993
                                                                      --------     -------
                                                                      (IN THOUSANDS)
    Senior Notes due in 2004, interest at 10.25%....................  $120,000     $    --
    Senior Notes due in 1997, interest at 12.25%....................        --      34,000
    Capitalized lease obligations under various leases with various
      installment amounts...........................................     4,530       4,532
    Other notes payable at various rates............................     4,349       3,439
                                                                      --------     -------
                                                                       128,879      41,971
    Less: current maturities of long-term debt......................     3,189       2,989
                                                                      --------     -------
                                                                      $125,690     $38,982
                                                                      ========     =======

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

8. LONG-TERM DEBT -- (CONTINUED)
     The following is a summary of scheduled debt maturities by year (in thousands):

        1995..............................................................  $  3,189
        1996..............................................................     3,093
        1997..............................................................     1,989
        1998..............................................................       570
        1999..............................................................        38
        Thereafter........................................................   120,000
                                                                            --------
                                                                            $128,879
                                                                            ========

     On March 24, 1994, the Company sold pursuant to a private placement $120 million of 10.25% Senior Notes due 2004. In July 1994, substantially all of these notes were exchanged for a substantially identical series of 10.25% Senior Notes due 2004 with semi-annual interest payments in March and September. Both issues of Senior Notes were issued pursuant to the terms of an Indenture dated as of March 15, 1994. Certain subsidiaries of the Company have unconditionally guaranteed the Company's obligations under the Senior Notes. See Note 17. The Indenture relating to the Senior Notes contains various customary affirmative and negative covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to (i) incur certain additional indebtedness unless the Company's Consolidated Fixed Charge Coverage Ratio (as defined in the Indenture) is at least 2.0 to 1.0, (ii) make dividends, distributions and certain other restricted payments, (iii) create certain liens,
(iv) engage in certain transactions with its affiliates, (v) engage in sale and leaseback transactions, (vi) make certain asset dispositions and (vii) merge or consolidate with, or transfer all or substantially all of its assets to another person. The Indenture also limits the ability of the Company and certain of its subsidiaries to issue preferred stock and creates restrictions on the ability of certain of its subsidiaries to pay dividends and make other distributions.

     The placement of the $120 million Senior Notes provided the Company with $116 million in net proceeds that were used to prepay the $34 million 12.25% senior notes due 1997 and to repay substantially all of the Company's outstanding indebtedness other than the Senior Notes. The remaining funds were used for working capital and other general purposes. In connection with the early retirement, the Company incurred a first quarter extraordinary charge of approximately $3.8 million, net of taxes of approximately $1.9 million, or $.30 per share. The extraordinary charge represented the difference between the reacquisition price and the net carrying value of the $34 million senior notes, including unamortized debt issuance costs.

     Accrued interest payable, which is included in Other Accrued Liabilities in the financial statements, was approximately $3.7 million and $1.4 million at December 31, 1994 and 1993, respectively.

9. COMMON STOCK OPTION AND PROFIT SHARING PLANS

  STOCK OPTION PLANS

     In May 1981, the Company's stockholders approved the Company's Employee Stock Option Plan ("Option Plan"), a non-qualified stock option plan. The plan expired in May 1991. Under the Option Plan, options were provided to officers and key employees of the Company (including directors who are also key employees) and its subsidiaries to purchase up to an aggregate of 1,000,000 shares of common stock of the Company.

     In May 1991, the Company's stockholders approved the Company's Non-Employee Director Stock Option Plan ("Director Plan"), a non-qualified stock option plan. Under the Director Plan, options to purchase up to an aggregate of 300,000 shares of common stock of the Company may be granted to

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

9. COMMON STOCK OPTION AND PROFIT SHARING PLANS -- (CONTINUED) non-employee directors of the Company. Options to purchase 15,000 shares of common stock are automatically granted to each non-employee director on the date of their initial election. At December 31, 1994, 225,000 shares were available for the granting of options.

     In May 1992, the Company's stockholders approved the Company's 1992 Employee Stock Option Plan ("ESO Plan") a non-qualified stock option plan. Under the ESO Plan, options to purchase up to an aggregate of 600,000 shares of common stock of the Company may be granted to officers and key employees of the Company (including directors who are also key employees) and its subsidiaries. At December 31, 1994, 203,000 shares were available for granting of such options.

     Transactions under the above option plans are summarized as follows:

                                                              NUMBER            OPTION
                                                                OF           PRICE/RANGE
                                                              SHARES          PER SHARE
                                                              -------     ------------------
    Options outstanding, December 31, 1991..................  437,472       $ 2.69  - $23.875
      Granted...............................................  250,000         9.375 -  11.50
      Exercised.............................................   (6,672)        2.69
      Canceled..............................................  (27,500)       18.25
                                                              -------
    Options outstanding, December 31, 1992..................  653,300         2.69  -  23.875
      Granted...............................................   95,000        11.75  -  16.125
      Exercised.............................................  (41,237)        2.69  -  11.50
      Canceled..............................................  (40,000)       16.50  -  18.25
                                                              -------
    Options outstanding, December 31, 1993..................  667,063         2.69  -  23.875
      Granted...............................................   52,000        13.75  -
      Exercised.............................................   (5,160)        2.69  -
      Canceled..............................................  (74,167)       11.50  -  18.25
                                                              -------
    Options outstanding, December 31, 1994..................  639,736         2.69  -  23.875
                                                              =======
    Options exercisable as of December 31, 1994.............  472,734         2.69  -  23.875
                                                              =======

  PROFIT SHARING PLANS

     The Company and certain of its subsidiaries have adopted retirement plans which qualify under Section 401(k) of the Internal Revenue Code. The plans generally provide for 20% matching contributions by the Company, up to a maximum liability of 1.2% of each participating employee's annual compensation. The Company, under each plan, also has the right to make additional discretionary matching contributions. Total contributions by the Company under these plans were $465,000, $447,000 and $205,000 during 1994, 1993 and 1992, respectively.

  EXECUTIVE DEFERRED COMPENSATION PLAN

     In May 1992, the Company's stockholders approved the Executive Deferred Compensation Stock Ownership Plan (the "EDC Plan"). Under the EDC Plan, a portion of the compensation for certain key employees of the Company and its subsidiaries, including officers and employee directors, can be deferred for payment after retirement or termination of employment.

     The Company has established a grantor trust to fund the benefits under the EDC Plan. The funds provided to such trust are invested by a trustee independent of the Company primarily in Common Stock of the Company which is purchased by the trustee on the open market. The assets of the trust are available to satisfy the claims of all general creditors of the Company in the event of bankruptcy or insolvency.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

9. COMMON STOCK OPTION AND PROFIT SHARING PLANS -- (CONTINUED)
Accordingly, the stock held by the trust has been consolidated for accounting purposes and is included in the accompanying Consolidated Statements of Stockholders' Investment as "Treasury Stock, at Cost" and reflected as such on the Consolidated Balance Sheets. The compensation expense related to this plan was not significant for each of the three years in the period ended December 31, 1994.

10. INCOME TAXES

     As discussed in Note 1, effective January 1, 1993 the Company adopted SFAS No. 109, which supersedes SFAS No. 96. This statement provides, among other things, for the recognition and presentation of deferred tax assets and liabilities for the future tax consequences of temporary differences between the financial statement basis and the tax basis of assets and liabilities using the tax rates in effect during the period when taxes are actually paid or recovered. Accordingly, income tax provisions will increase or decrease in the same period in which a change in tax rates is enacted. Prior year financial statements were not restated for SFAS No. 109. The adoption of SFAS No. 109 did not have a material effect on the Company's financial position or results of operations.

     The domestic and foreign components of Income before Income Taxes from Continuing Operations consisted of the following:

                                                             1994        1993        1992
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Domestic..............................................  $ 1,162     $ 6,155     $(4,439)
    Foreign...............................................    5,286       6,656       4,777
                                                            -------     -------     -------
                                                            $ 6,448     $12,811     $   338
                                                            =======     =======     =======

     Total income tax expense (benefit) was recorded as follows:

                                                             1994        1993        1992
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Income from Continuing Operations.....................  $ 1,806     $ 4,864     $    57
    Discontinued Operations...............................       --      (1,185)        (11)
    Extraordinary Charge..................................   (1,949)         --          --
                                                            -------     -------     -------
                                                            $  (143)    $ 3,679     $    46
                                                            =======     =======     =======

     The Company's provision for income taxes of continuing operations consisted of:

                                                             1994        1993        1992
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Current
      U.S. Federal........................................  $   648     $ 1,654     $(3,424)
      Foreign.............................................    1,985       3,017       1,197
      State...............................................      225          97          --
                                                            -------     -------     -------
                                                              2,858       4,768      (2,227)
                                                            -------     -------     -------
    Deferred
      U.S. Federal........................................   (1,229)       (454)      2,055
      Foreign.............................................      177         202         197
      State...............................................       --         348          32
                                                            -------     -------     -------
                                                             (1,052)         96       2,284
                                                            -------     -------     -------
                                                            $ 1,806     $ 4,864     $    57
                                                            =======     =======     =======

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

10. INCOME TAXES -- (CONTINUED)
     The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income from continuing operations before income taxes in the accompanying Consolidated Statements of Income is analyzed below:

                                                            1994         1993         1992
                                                           ------       ------       ------
    Statutory federal income tax rate....................    34.0%        34.0%        34.0%
    Effect of state income tax, net......................     2.3          2.3         22.4
    Effect of non-deductible expenses....................     3.7           .9        157.8
    Recognition of subsidiary stock loss previously
      deducted for
      tax purposes.......................................      --           --       (819.1)
    Utilization of net operating loss carryforward.......   (15.5)          --           --
    Effect of foreign income tax, net....................     (.1)         2.6        626.5
    Non-benefitable foreign losses.......................     6.2           --           --
    Other................................................    (2.6)        (1.8)        (4.7)
                                                           ------       ------       ------
                                                             28.0%        38.0%        16.9%
                                                           ======       ======       ======

     The deferred income tax provisions for Income before Income Taxes primarily consisted of:

                                                               1994        1993       1992
                                                              -------     ------     ------
                                                                     (IN THOUSANDS)
    Excess of tax over financial deduction related to
      depreciation..........................................  $ 1,262     $1,082     $1,719
    Excess of tax over (under) financial deductions for
      reserves..............................................    1,379       (155)       (42)
    Benefit provided on losses of subsidiaries not included
      in consolidated return................................       --       (477)        --
    Alternative minimum tax.................................     (660)      (461)        --
    Recognition of subsidiary stock loss previously deducted
      for
      tax purposes..........................................       --         --       (778)
    Book accruals (reversals) not currently deductible......     (775)      (368)       761
    State and foreign income taxes..........................      177        549        229
    Utilization of net operating loss carryforward..........     (997)        --         --
    Foreign tax credits.....................................   (1,281)        --         --
    Other, net..............................................     (157)       (74)       395
                                                              -------     ------     ------
                                                              $(1,052)    $   96     $2,284
                                                              =======     ======     ======

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

10. INCOME TAXES -- (CONTINUED)
     The components of the net deferred tax liability were as follows:

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1994           1993
                                                                   ------------   ------------
                                                                         (IN THOUSANDS)
    Deferred tax assets:
      Net operating loss carryforwards...........................    $  5,433       $  2,100
      Alternative minimum tax credit carryforward................       1,121            670
      Book accruals/other........................................       2,927          1,345
      Foreign tax credit carryforwards...........................       3,074             --
      Valuation allowance........................................      (6,101)        (2,100)
                                                                     --------       --------
           Total deferred tax asset..............................       6,454          2,015
                                                                     --------       --------
    Deferred tax liabilities:
      COLEVE production payment..................................     (14,224)       (14,381)
      Depreciation...............................................     (20,105)       (11,994)
      Other......................................................      (2,910)          (875)
                                                                     --------       --------
           Total deferred tax liability..........................     (37,239)       (27,250)
                                                                     --------       --------
    Net deferred tax liability...................................    $(30,785)      $(25,235)
                                                                     ========       ========

     The amount of federal operating loss carryforwards for tax purposes generated by certain subsidiaries prior to their acquisition is $18,400,000, which includes $2,421,000 of federal operating loss carryforwards previously benefited for book purposes, and if not utilized will expire between 2001 and 2007. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. The Company has $1,121,000 of alternative minimum tax credit carryforwards, which may be used indefinitely to reduce regular Federal income taxes. Additionally, at December 31, 1994, the Company had $3,074,000 of unused foreign tax credit carryforwards which includes, for U.S. Federal income tax purposes, $1,040,000 foreign tax credit carryforwards, expiring principally during 1996-1999.

     The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets in which realization is uncertain. The net change in the valuation allowance for the year ended December 31, 1994 was an increase of $4,001,000. The net change principally relates to additions of deferred tax assets, recorded as a result of current year activity and 1994 acquisitions, of which realization is uncertain.

  COLEVE TAX MATTER

     In August of 1994, the Company received a letter from the IRS proposing to increase the gain recognized by the Company upon the dissolution in October 1990 of COLEVE with Columbia Gas and Development Corporation. In general, the IRS' proposal seeks payment of a tax liability of approximately $14.1 million plus accrued interest thereon, and includes $3.4 million of taxes relating to the proposed disallowance of certain interest deductions taken by the Company with respect to COLEVE that was the subject of a similar letter received by the Company in the fourth quarter of 1993. The tax liability with respect to these matters has been previously provided for as a deferred tax liability in the Company's financial statements. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of these remaining issues could affect the timing of the payment of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its results of operations or financial position.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

11. DISPUTES, LITIGATION AND CONTINGENCIES

  LITIGATION AND OTHER DISPUTES

     The Company is aware of various disputes and potential claims and is a party in various litigation involving claims against the Company, some of which are covered by insurance. Based on facts currently known to the Company, it believes that the ultimate liability, if any, which may result from known claims, disputes and pending litigation would not have a material adverse affect on the Company's consolidated financial position or its results of operations.

  INSURANCE

     The Company is partially self-insured for employee health insurance claims and for workers' compensation for certain of its employees. The Company believes that adequate reserves have been provided for expected liabilities arising from its self-insured obligations.

12. INSURANCE SETTLEMENT

     On September 30, 1994, the Company settled all of its claims with its insurance carriers with respect to the termination of its workover drilling contract with the National Iranian Oil Company ("NIOC"). Under the terms of the settlement with the Company's insurance carriers, the Company received a net cash payment of $23 million for reimbursement of certain operating costs incurred and amounts to be received in accordance with the terms of the workover drilling contract. The Company also retained all rights to any funds collected or recovered by the Company from NIOC and to the rigs and equipment deployed in Iran. The rigs and the related equipment were moved out of Iran by December 31, 1994.

     The Company adjusted the carrying value of the receivables, rigs and equipment, and established reserves for demobilization, refurbishment and contract settlement costs, all of which totaled approximately $18 million. The insurance settlement which increased operating income by $4.8 million was reduced by operating losses of $2.6 million relating to the Iranian operations for 1994. This benefit was more than offset by the reduction in operating income in Nigeria and Peru.

13. COMMITMENTS

     The Company is committed under various noncancelable operating leases which primarily relate to office space and equipment. Total lease expense incurred under noncancelable operating leases was approximately $4,626,000, $3,055,000 and $3,745,000 for the years ended December 31, 1994, 1993, and 1992, respectively.

     Future minimum rental commitments under these operating leases are as follows (in thousands):

        1995...............................................................  $  3,513
        1996...............................................................     2,809
        1997...............................................................     2,464
        1998...............................................................     2,058
        1999...............................................................        73
        Thereafter.........................................................        --
                                                                              -------
                                                                             $ 10,917
                                                                              =======

14. RELATED PARTY TRANSACTIONS

     The Company incurred legal fees of $748,000, $582,000, and $713,000 during 1994, 1993 and 1992, respectively, with a law firm in which a director of the Company is a partner.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

14. RELATED PARTY TRANSACTIONS -- (CONTINUED)
     The Company paid approximately $3,300,000 in 1994 and $990,000 in 1992 in underwriting fees associated with the private placement of the $120 million of 10.25% Senior Notes and the $34 million of 12.25% senior notes, respectively. The underwriting group for each of these transactions included Lehman Brothers, an affiliate of Lehman Brothers Holdings Inc., a major stockholder of the Company, as well as several other unrelated underwriters. The fee arrangements associated with these offerings were on terms standard in the underwriting industry.

15. SEGMENT INFORMATION

  BUSINESS SEGMENTS

     The Company operates through two business segments, oilfield equipment and contract drilling. The oilfield equipment segment manufactures high performance tubulars and a complete line of artificial lift equipment. These products are marketed to oil and gas companies for their use in the exploration, drilling and production of oil and natural gas. The Company's tubular products are used primarily for natural gas exploration and production. The Company's contract drilling segment consists primarily of a fleet of barge rigs used by major and large independent oil and gas companies primarily for the exploration and development of natural gas in the U.S. Gulf Coast area. Internationally, the contract drilling segment ("Mallard") is currently operating under contract one barge rig in Nigeria and two platform rigs in Peru. Mallard also owns three land rigs that are currently being deployed with a fourth chartered rig to Argentina under a two year contract. Additionally, the Company owns a 49% interest in a joint venture that owns two land rigs in Peru.

     Financial information by industry segment for each of the three years ended December 31, 1994, is summarized below (in thousands). Identifiable assets included in the Corporate and Other column includes the elimination of intercompany transactions.

                                                                             CORPORATE
                                                  OILFIELD      CONTRACT        AND
                                                  EQUIPMENT     DRILLING       OTHER        TOTAL
                                                  ---------     --------     ---------     --------
1994
  Sales to unaffiliated customers...............  $ 185,285     $ 63,252      $    --      $248,537
  Operating income (loss).......................      8,226       15,831       (4,588)       19,469
  Identifiable assets...........................    230,592      125,927       (5,831)      350,688
  Depreciation and amortization.................      9,302        4,870           96        14,268
  Capital expenditures and acquisitions.........     32,533       33,938           91        66,562
1993
  Sales to unaffiliated customers...............  $ 171,638     $ 74,379      $    --      $246,017
  Operating income (loss).......................     10,788       11,797       (4,030)       18,555
  Identifiable assets...........................    180,862       86,385        9,984       277,231
  Depreciation and amortization.................      7,826        4,381           74        12,281
  Capital expenditures and acquisitions.........     13,119        4,468        2,091        19,678

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

15. SEGMENT INFORMATION -- (CONTINUED)

                                                                             CORPORATE
                                                  OILFIELD      CONTRACT        AND
                                                  EQUIPMENT     DRILLING       OTHER        TOTAL
                                                  ---------     --------     ---------     --------
1992
  Sales to unaffiliated customers...............  $ 139,349     $ 51,109      $    --      $190,458
  Operating income (loss).......................      3,811        4,668       (3,867)        4,612
  Identifiable assets...........................    140,447       79,169       10,980       230,596
  Depreciation and amortization.................      7,462        2,907           65        10,434
  Capital expenditures and acquisitions.........     14,160       16,604        1,558        32,322

  MAJOR CUSTOMERS AND CREDIT RISK

     Substantially all of the Company's customers are engaged in the energy industry. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company performs ongoing credit evaluations of its customers and does not generally require collateral in support of its trade receivables. The Company maintains reserves for potential credit losses, and actual losses have historically been within the Company's expectations. Foreign sales also present various risks, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair consideration. Most of the Company's foreign sales, however, are to large international companies or are secured by letter of credit or similar arrangements.

     In 1994, 1993 and 1992, there were no customers who accounted for 10% of consolidated revenues. With the exception of the contract drilling segment, whose foreign rigs typically operate under long-term contracts, the Company does not believe itself to be dependent to any material degree on any single customer.

  FOREIGN OPERATIONS AND EXPORT SALES

     The Company's equipment and services are used in approximately 45 countries by U.S. customers operating abroad and by foreign customers. Sales of equipment and services outside the United States accounted for 36%, 40% and 37% of total revenues in 1994, 1993 and 1992, respectively, based upon the ultimate destination in which equipment or services were sold, shipped or provided to the customer by the Company.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

15. SEGMENT INFORMATION -- (CONTINUED)
     Summarized financial information by geographic area is as follows:

                                    WESTERN HEMISPHERE       EASTERN HEMISPHERE
                                  -----------------------   ---------------------
                                  UNITED STATES    OTHER    MIDDLE EAST    OTHER    ELIMINATIONS    TOTAL
                                  -------------   -------   -----------   -------   ------------   --------
                                                               (IN THOUSANDS)
1994
  Operating revenues from
     unaffiliated customers.....    $ 162,344     $34,643     $ 5,801     $ 5,329     $ (3,304)    $204,813
  Export sales to unaffiliated
     customers..................       43,724          --          --          --           --       43,724
                                     --------     -------     -------     -------     --------     --------
  Total revenues................      206,068      34,643       5,801       5,329       (3,304)     248,537
  Operating profit (loss).......        9,511       7,194       3,219        (170)        (285)      19,469
  Identifiable assets...........      269,646      41,413      12,866      26,763           --      350,688
1993
  Operating revenues from
     unaffiliated customers.....    $ 150,729     $31,722     $ 7,967     $ 4,675     $ (1,983)    $193,110
  Export sales to unaffiliated
     customers..................       52,847          --          --          --           60       52,907
                                     --------     -------     -------     -------     --------     --------
  Total revenues................      203,576      31,722       7,967       4,675       (1,923)     246,017
  Operating profit..............        9,744       7,372         802         599           38       18,555
  Identifiable assets...........      200,771      32,281      28,316      15,863           --      277,231
1992
  Operating revenues from
     unaffiliated customers.....    $ 123,398     $16,291     $ 2,772     $ 7,927     $ (4,231)    $146,157
  Export sales to unaffiliated
     customers..................       44,301          --          --          --           --       44,301
                                     --------     -------     -------     -------     --------     --------
  Total revenues................      167,699      16,291       2,772       7,927       (4,231)     190,458
  Operating profit (loss).......         (679)      2,992         111       2,512         (324)       4,612
  Identifiable assets...........      177,106      23,358      17,354      12,778           --      230,596

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tabulation sets forth unaudited quarterly financial data for 1994 and 1993.

                                            1ST         2ND         3RD         4TH
                                           QTR.        QTR.        QTR.        QTR.        TOTAL
                                          -------     -------     -------     -------     --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1994
  Revenues..............................  $55,118     $50,566     $68,079     $74,774     $248,537
  Gross Profit..........................   14,927      14,874      18,689      18,910       67,400
  Income before Income Taxes............    1,336         195       2,698       2,219        6,448
  Income from Continuing Operations.....      855         127       1,679       1,981        4,642
  Extraordinary Charge, Net of Taxes....   (3,784)         --          --          --       (3,784)
  Net Income (Loss).....................   (2,929)        127       1,679       1,981          858
  Net Income (Loss) Per Share:
     Continuing Operations..............  $   .07     $   .01     $   .13     $   .16     $    .37
     Extraordinary Charge...............     (.30)         --          --          --         (.30)
                                          -------     -------     -------     -------     --------
     Net Income (Loss) Per Share........  $  (.23)    $   .01     $   .13     $   .16     $    .07
                                          =======     =======     =======     =======     ========
1993
  Revenues..............................  $51,307     $52,136     $69,098     $73,476     $246,017
  Gross Profit..........................   13,687      13,883      18,227      18,478       64,275
  Income before Income Taxes............    1,809       2,270       3,990       4,742       12,811
  Income from Continuing Operations.....    1,140       1,431       2,514       2,862        7,947
  Discontinued Operations, Net of
     Taxes..............................     (333)       (476)       (301)       (947)      (2,057)
  Net Income............................      807         955       2,213       1,915        5,890
  Net Income (Loss) Per Share:
     Continuing Operations..............  $   .10     $   .12     $   .21     $   .23     $    .66
     Discontinued Operations............     (.03)       (.04)       (.03)       (.07)        (.17)
                                          -------     -------     -------     -------     --------
     Net Income Per Share...............  $   .07     $   .08     $   .18     $   .16     $    .49
                                          =======     =======     =======     =======     ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The $120 million Senior Notes which are described in Note 8 are unconditionally guaranteed on a joint and several basis, by certain subsidiaries of the Company. Accordingly, the following condensed consolidating balance sheets as of December 31, 1994 and 1993 and the related condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 1994 have been provided. The condensed consolidating financial statements herein are followed by notes which are an integral part of these statements.

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                             NON-
                                                   PARENT     GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                  --------    ----------  ----------  ------------  ------------
ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents....................   $    166     $  1,593     $ 1,385     $      --     $  3,144
  Other Current Assets.........................      1,549      135,170      24,940            --      161,659
                                                  --------     --------     -------     ---------     --------
                                                     1,715      136,763      26,325            --      164,803
                                                  --------     --------     -------     ---------     --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF
  ACCUMULATED DEPRECIATION.....................        230      140,024      10,641            --      150,895
INTERCOMPANY AND INVESTMENT IN SUBSIDIARIES,
  NET..........................................    229,873     (134,749)     18,058      (113,182)          --
OTHER ASSETS...................................      9,326       24,748         916            --       34,990
                                                  --------     --------     -------     ---------     --------
                                                  $241,144     $166,786     $55,940     $(113,182)    $350,688
                                                  ========     ========     =======     =========     ========
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings........................   $     --     $ 13,627     $ 3,638     $      --     $ 17,265
  Current Maturities of Long-Term Debt.........         --        1,480       1,709            --        3,189
  Accounts Payable and Other Accrued
    Liabilities................................      5,291       37,748       6,972            --       50,011
                                                  --------     --------     -------     ---------     --------
                                                     5,291       52,855      12,319            --       70,465
                                                  --------     --------     -------     ---------     --------
LONG-TERM DEBT.................................    120,062        4,605       1,023            --      125,690
OTHER LIABILITIES..............................      4,878       23,081      15,661            --       43,620
                                                  --------     --------     -------     ---------     --------
STOCKHOLDERS' INVESTMENT.......................    110,913       86,245      26,937      (113,182)     110,913
                                                  --------     --------     -------     ---------     --------
                                                  $241,144     $166,786     $55,940     $(113,182)    $350,688
                                                  ========     ========     =======     =========     ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEET
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                                               NON-
                                                    PARENT     GUARANTORS   GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                   --------    ----------   ----------  ------------  ------------
ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents.....................   $  1,444     $  2,200     $ 1,155      $     --      $  4,799
  Cash Restricted...............................      5,000           --          --            --         5,000
  Other Current Assets..........................      1,551      106,640      19,593          (234)      127,550
                                                   --------     --------     -------      --------      --------
                                                      7,995      108,840      20,748          (234)      137,349
                                                   --------     --------     -------      --------      --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF
  ACCUMULATED DEPRECIATION......................        234       95,759      12,142            --       108,135
INTERCOMPANY AND INVESTMENT IN SUBSIDIARIES,
  NET...........................................    134,506      (58,779)     18,166       (93,893)           --
OTHER ASSETS....................................      2,926       29,590       1,853        (2,622)       31,747
                                                   --------     --------     -------      --------      --------
                                                   $145,661     $175,410     $52,909      $(96,749)     $277,231
                                                   ========     ========     =======      ========      ========
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings.........................   $     --     $ 41,521     $ 4,684      $     --      $ 46,205
  Current Maturities of Long-Term Debt..........         --        1,302       1,687            --         2,989
  Accounts Payable and Other Accrued
    Liabilities.................................      1,913       45,631       2,843            --        50,387
                                                   --------     --------     -------      --------      --------
                                                      1,913       88,454       9,214            --        99,581
                                                   --------     --------     -------      --------      --------
LONG-TERM DEBT..................................     34,000        1,908       3,074            --        38,982
OTHER LIABILITIES...............................      2,012       13,971      14,253           696        30,932
                                                   --------     --------     -------      --------      --------
STOCKHOLDERS' INVESTMENT........................    107,736       71,077      26,368       (97,445)      107,736
                                                   --------     --------     -------      --------      --------
                                                   $145,661     $175,410     $52,909      $(96,749)     $277,231
                                                   ========     ========     =======      ========      ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                              NON-
                                                    PARENT     GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                    ------     ----------  ----------  ------------  ------------
REVENUES.........................................   $    --     $211,052     $37,485     $     --     $248,537
COSTS AND EXPENSES...............................     4,775      190,924      33,369           --      229,068
                                                    -------     --------     -------     --------     --------
OPERATING INCOME (LOSS)..........................    (4,775)      20,128       4,116           --       19,469
                                                    -------     --------     -------     --------     --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net.................    (6,828)      (6,187)       (490)          --      (13,505)
  Equity in Subsidiaries, Net of Taxes...........    11,343           --          --      (11,343)          --
  Other, Net.....................................        35          459         (10)          --          484
                                                    -------     --------     -------     --------     --------
INCOME (LOSS) BEFORE INCOME TAXES................      (225)      14,400       3,616      (11,343)       6,448
PROVISION (BENEFIT) FOR INCOME TAXES.............    (4,867)       4,558       2,115           --        1,806
                                                    -------     --------     -------     --------     --------
INCOME FROM CONTINUING OPERATIONS................     4,642        9,842       1,501      (11,343)       4,642
EXTRAORDINARY CHARGE, NET OF TAXES...............    (3,784)          --          --           --       (3,784)
                                                    -------     --------     -------     --------     --------
NET INCOME (LOSS)................................   $   858     $  9,842     $ 1,501     $(11,343)    $    858
                                                    =======     ========     =======     ========     ========

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                                              NON-
                                                    PARENT    GUARANTORS   GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                    ------    ----------   ----------  ------------  ------------
REVENUES.........................................   $    --     $205,278     $40,739     $     --     $246,017
COSTS AND EXPENSES...............................     4,226      186,863      36,373           --      227,462
                                                    -------     --------     -------     --------     --------
OPERATING INCOME (LOSS)..........................    (4,226)      18,415       4,366           --       18,555
                                                    -------     --------     -------     --------     --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net.................    (2,334)      (4,980)        105           --       (7,209)
  Equity in Subsidiaries, Net of Taxes...........    11,565           --          --      (11,565)          --
  Other, Net.....................................     1,076          201         188           --        1,465
                                                    -------     --------     -------     --------     --------
INCOME BEFORE INCOME TAXES.......................     6,081       13,636       4,659      (11,565)      12,811
PROVISION (BENEFIT) FOR INCOME TAXES.............    (1,866)       5,213       1,517           --        4,864
                                                    -------     --------     -------     --------     --------
INCOME FROM CONTINUING OPERATIONS................     7,947        8,423       3,142      (11,565)       7,947
DISCONTINUED OPERATIONS, NET OF TAXES............    (2,057)          --          --           --       (2,057)
                                                    -------     --------     -------     --------     --------
NET INCOME (LOSS)................................   $ 5,890     $  8,423     $ 3,142     $(11,565)    $  5,890
                                                    =======     ========     =======     ========     ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1992
                                 (IN THOUSANDS)

                                                                               NON-
                                                     PARENT    GUARANTORS   GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                     ------    ----------   ----------  ------------  ------------
REVENUES..........................................   $    --     $176,824     $13,634     $    --     $190,458
COSTS AND EXPENSES................................     3,867      169,329      12,650          --      185,846
                                                     -------     --------     -------     -------     --------
OPERATING INCOME (LOSS)...........................    (3,867)       7,495         984          --        4,612
                                                     -------     --------     -------     -------     --------
OTHER INCOME (EXPENSE)
Interest Income (Expense), Net....................      (650)      (4,666)        283          --       (5,033)
  Equity in Subsidiaries, Net of Taxes............     3,218           --          --      (3,218)          --
  Other, Net......................................        --          625         134          --          759
                                                     -------     --------     -------     -------     --------
INCOME (LOSS) BEFORE INCOME TAXES.................    (1,299)       3,454       1,401      (3,218)         338
PROVISION (BENEFIT) FOR INCOME TAXES..............    (1,580)         915         722          --           57
                                                     -------     --------     -------     -------     --------
INCOME FROM CONTINUING OPERATIONS.................       281        2,539         679      (3,218)         281
DISCONTINUED OPERATIONS, NET OF TAXES.............      (144)          --          --          --         (144)
                                                     -------     --------     -------     -------     --------
NET INCOME (LOSS).................................   $   137     $  2,539     $   679     $(3,218)    $    137
                                                     =======     ========     =======     =======     ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                               NON-
                                                     PARENT    GUARANTORS   GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                     ------    ----------   ----------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income......................................  $    858    $  9,842     $  1,501     $(11,343)    $    858
  Insurance Settlement, Net.......................        --      23,000           --           --       23,000
  Equity in Earnings of Subsidiaries..............   (11,343)         --           --       11,343           --
  Other Adjustments and Changes...................    11,329     (37,044)      (2,901)          --      (28,616)
                                                    ---------   ---------     -------     ---------    ---------
    Net Cash Provided (Used) by Operations........       844      (4,202)      (1,400)          --       (4,758)
                                                    ---------   ---------     -------     ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Business and Assets.......        --       3,103           28           --        3,131
  Acquisition of Businesses.......................        --     (17,076)          --           --      (17,076)
  Capital Expenditures for Property, Plant and
    Equipment.....................................       (91)    (16,441)      (3,075)          --      (19,607)
                                                    ---------   ---------     -------     ---------    ---------
    Net Cash Used by Investing Activities.........       (91)    (30,414)      (3,047)          --      (33,552)
                                                    ---------   ---------     -------     ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Issuance of Long-Term Debt........   120,000          --           --           --      120,000
  Short-Term Borrowings, Net......................        --     (27,894)      (1,046)          --      (28,940)
  Repayments on Term Debt, Net....................   (34,442)     (8,188)      (2,067)          --      (44,697)
  (Increase) Decrease in Amounts Due to and from
    Subsidiaries, Net.............................   (78,181)     70,091        8,090           --           --
  Other, Net......................................    (9,408)         --           --           --       (9,408)
                                                    ---------   ---------     -------     ---------    ---------
    Net Cash Provided (Used) by Financing
      Activities..................................    (2,031)     34,009        4,977           --       36,955
                                                    ---------   ---------     -------     ---------    ---------
Effect of Translation Adjustment
  on Cash.........................................        --          --         (300)          --         (300)
                                                    ---------   ---------     -------     ---------    ---------
Net Increase (Decrease) in Cash and Cash
  Equivalents.....................................    (1,278)       (607)         230           --       (1,655)
Cash and Cash Equivalents at Beginning of Year....     1,444       2,200        1,155           --        4,799
                                                    ---------   ---------     -------     ---------    ---------
Cash and Cash Equivalents at End of Year..........  $    166    $  1,593     $  1,385     $     --     $  3,144
                                                    =========   =========     =======     =========    =========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                                                NON-
                                                     PARENT     GUARANTORS   GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                    -------     ----------   ----------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.....................................   $  5,890     $  8,423     $  3,142     $(11,565)    $  5,890
  Equity in Earnings of Subsidiaries.............    (11,565)          --           --       11,565           --
  Other Adjustments and Changes..................     (1,780)      (1,037)     (12,202)       3,552      (11,467)
                                                    ---------    ---------    ---------    ---------    ---------
    Net Cash Provided (Used) by Operations.......     (7,455)       7,386       (9,060)       3,552       (5,577)
                                                    ---------    ---------    ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Business and Assets......      3,500          447          307           --        4,254
  Acquisition of Businesses......................       (633)          51         (351)          --         (933)
  Capital Expenditures for Property, Plant and
    Equipment....................................         --       (9,615)      (5,270)          --      (14,885)
                                                    ---------    ---------    ---------    ---------    ---------
    Net Cash Provided (Used) by Investing
      Activities.................................      2,867       (9,117)      (5,314)          --      (11,564)
                                                    ---------    ---------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-Term Borrowings, Net.....................         --       17,283        4,307           --       21,590
  (Repayments) Borrowings on Term Debt...........     (3,801)      (1,795)       2,758           --       (2,838)
  (Increase) Decrease in Amounts Due to and from
    Subsidiaries, Net............................      9,434      (14,344)       8,462       (3,552)          --
  Other, Net.....................................       (384)          --           --           --         (384)
                                                    ---------    ---------    ---------    ---------    ---------
    Net Cash Provided (Used) by Financing
      Activities.................................      5,249        1,144       15,527       (3,552)      18,368
                                                    ---------    ---------    ---------    ---------    ---------
Effect of Translation Adjustment
  on Cash........................................         --           --         (468)          --         (468)
                                                    ---------    ---------    ---------    ---------    ---------
Net Increase (Decrease) in Cash and Cash
  Equivalents....................................        661         (587)         685           --          759
Cash and Cash Equivalents at Beginning of Year...        783        2,787          470           --        4,040
                                                    ---------    ---------    ---------    ---------    ---------
Cash and Cash Equivalents at End
  of Year........................................   $  1,444     $  2,200     $  1,155     $     --     $  4,799
                                                    =========    =========    =========    =========    =========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1992
                                 (IN THOUSANDS)

                                                                               NON-
                                                      PARENT    GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                      ------    ----------  ----------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.....................................   $    137     $  2,539     $   679     $(3,218)    $    137
  Equity in Earnings of Subsidiaries.............     (3,218)          --          --       3,218           --
  Other Adjustments and Changes..................     (4,481)       6,238         (68)         --        1,689
                                                    ---------    ---------    -------     -------     ---------
    Net Cash Provided (Used) by Operations.......     (7,562)       8,777         611          --        1,826
                                                    ---------    ---------    -------     -------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Assets...................         --          204         193          --          397
  Acquisition of Businesses......................     (1,180)     (10,059)         --          --      (11,239)
  Capital Expenditures for Property, Plant and
    Equipment....................................         --      (21,108)     (1,305)         --      (22,413)
                                                    ---------    ---------    -------     -------     ---------
    Net Cash Used by Investing Activities........     (1,180)     (30,963)     (1,112)         --      (33,255)
                                                    ---------    ---------    -------     -------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Issuance of Long-Term
    Debt.........................................     34,000           --          --          --       34,000
  Short-Term Borrowings, Net.....................         --        1,537         528          --        2,065
  (Repayments) Borrowings on Term Debt, Net......         --       (5,988)        487          --       (5,501)
  (Increase) Decrease in Amounts Due to and from
    Subsidiaries, Net............................    (28,632)      29,181        (549)         --           --
  Other, Net.....................................     (1,924)          --          --          --       (1,924)
                                                    ---------    ---------    -------     -------     ---------
    Net Cash Provided by Financing Activities....      3,444       24,730         466          --       28,640
                                                    ---------    ---------    -------     -------     ---------
Effect of Translation Adjustment on Cash.........         --           --         168          --          168
                                                    ---------    ---------    -------     -------     ---------
Net Increase (Decrease) in Cash and Cash
  Equivalents....................................     (5,298)       2,544         133          --       (2,621)
Cash and Cash Equivalents at Beginning
  of Year........................................      6,081          243         337          --        6,661
                                                    ---------    ---------    -------     -------     ---------
Cash and Cash Equivalents at End of Year.........   $    783     $  2,787     $   470     $    --     $  4,040
                                                    =========    =========    =======     =======     =========

  A. SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents, Restricted

     At December 31, 1993, the Company secured its revolving credit facility with cash collateral of $5.0 million. Cash collateral was not required for the revolving credit facility at December 31, 1994.

     Reclassifications

     Certain reclassifications of prior year balances have been made to conform such amounts to appropriate 1994 classifications.

     Elimination Entries

     Revenues and related Cost of Sales by individual category have been presented net of intercompany transactions.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
  B. LONG-TERM DEBT

     The Company's summary of scheduled debt maturities by year, description of debt and other information is disclosed in Note 8.

  C. COLEVE TAX MATTER

     The Company received a letter from the IRS seeking payment of a tax liability of approximately $14.1 million plus accrued interest thereon with respect to COLEVE. See Note 10 for additional information regarding this tax matter.

  D. INSURANCE SETTLEMENT

     On September 30, 1994, the Company received net proceeds of $23 million from its insurance carriers as settlement for the termination of its workover drilling contract with NIOC. See Note 12 for additional information regarding this settlement.

  E. OTHER

     Notes 1 through 16 should be read in conjunction with the Condensed Consolidating Financial Statements.

                     ENERGY VENTURES INC. AND SUBSIDIARIES

             UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 1995

     The unaudited consolidated condensed financial statements included herein have been prepared by Energy Ventures, Inc. (the "Company") pursuant to the rules and regulations of Securities and Exchange Commission.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                    JUNE 30,
                                                                                      1995
                                                                                    --------
                                                                                      (IN
                                                                                    THOUSANDS)
                                      ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents.......................................................  $  2,309
  Accounts Receivable, Net of Allowance for Doubtful Accounts of $794,000.........    83,692
  Inventories.....................................................................   101,722
  Materials and Supplies..........................................................     8,455
  Prepaid Expenses and Other......................................................     8,716
                                                                                    --------
                                                                                     204,894
                                                                                    --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF ACCUMULATED DEPRECIATION...........   178,299
EXCESS OF COST OVER FAIR VALUE OF NET TANGIBLE ASSETS OF BUSINESSES ACQUIRED,
  NET.............................................................................    32,227
OTHER ASSETS......................................................................    13,165
                                                                                    --------
                                                                                    $428,585
                                                                                    ========
                     LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings, Primarily Under Revolving Lines of Credit................  $ 34,016
  Current Maturities of Long-Term Debt............................................     4,556
  Accounts Payable................................................................    50,722
  Other Accrued Liabilities.......................................................    24,985
                                                                                    --------
                                                                                     114,279
                                                                                    --------
LONG-TERM DEBT....................................................................   125,693
DEFERRED INCOME TAXES.............................................................    32,014
OTHER LIABILITIES.................................................................     7,725
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' INVESTMENT:
  Common Stock....................................................................    15,047
  Capital in Excess of Par Value..................................................    88,571
  Retained Earnings...............................................................    52,240
  Cumulative Foreign Currency Translation Adjustment..............................    (5,430)
  Treasury Stock, at Cost.........................................................    (1,554)
                                                                                    --------
                                                                                     148,874
                                                                                    --------
                                                                                    $428,585
                                                                                    ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                     THREE MONTHS                SIX MONTHS
                                                    ENDED JUNE 30,             ENDED JUNE 30,
                                                 --------------------      ----------------------
                                                  1995         1994          1995          1994
                                                 -------      -------      --------      --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES......................................   $79,747      $50,566      $152,407      $105,684
                                                 -------      -------      --------      --------
COSTS AND EXPENSES:
  Cost of Sales...............................    59,651       35,692       112,806        75,883
  Selling, General and Administrative
     Attributable to Segments.................    11,861       10,173        23,456        20,622
  Corporate General and Administrative........     1,348        1,200         2,604         2,256
                                                 -------      -------      --------      --------
OPERATING INCOME..............................     6,887        3,501        13,541         6,923
                                                 -------      -------      --------      --------
OTHER INCOME (EXPENSE):
  Interest Expense, Net.......................    (4,196)      (3,460)       (8,161)       (5,845)
  Other, Net..................................        52          154            (7)          453
                                                 -------      -------      --------      --------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY
  CHARGE......................................     2,743          195         5,373         1,531
PROVISION FOR INCOME TAXES....................       990           68         1,989           549
                                                 -------      -------      --------      --------
INCOME BEFORE EXTRAORDINARY CHARGE............     1,753          127         3,384           982
EXTRAORDINARY CHARGE, NET OF
  TAXES.......................................        --           --            --        (3,784)
                                                 -------      -------      --------      --------
NET INCOME (LOSS).............................   $ 1,753      $   127      $  3,384      $ (2,802)
                                                 =======      =======      ========      ========
EARNINGS PER SHARE:
  Income Before Extraordinary Charge..........   $   .14      $   .01      $    .27      $    .08
  Extraordinary Charge........................        --           --            --          (.30)
                                                 -------      -------      --------      --------
  Net Income (Loss) Per Share.................   $   .14      $   .01      $    .27      $   (.22)
                                                 =======      =======      ========      ========
WEIGHTED AVERAGE SHARES OUTSTANDING...........    12,684       12,680        12,672        12,588
                                                 =======      =======      ========      ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                              SIX MONTHS
                                                                            ENDED JUNE 30,
                                                                        ----------------------
                                                                          1995          1994
                                                                        --------      --------
                                                                            (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)..................................................   $  3,384      $ (2,802)
  Adjustments to Reconcile Net Income to Cash Provided (Used) by
     Operations:
     Depreciation and Amortization...................................      8,697         6,434
     Deferred Income Tax Provision (Benefit).........................        309        (2,594)
     Extraordinary Charge on Prepayment of Debt, Net.................         --         3,784
     Gain on Sale of Assets..........................................        (39)          (92)
     Provision for Doubtful Accounts Receivable......................        170            97
     Change in Operating Assets and Liabilities, Net of Effects of
      Businesses Acquired............................................    (13,227)      (21,747)
                                                                        --------      --------
       Net Cash Used by Operating Activities.........................       (706)      (16,920)
                                                                        --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Businesses, Net of Cash Acquired....................     (4,336)       (1,485)
  Capital Expenditures for Property, Plant and Equipment.............    (11,739)      (13,355)
  Other, Net.........................................................        701            98
                                                                        --------      --------
     Net Cash Used by Investing Activities...........................    (15,374)      (14,742)
                                                                        --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Issuance of Long-Term Debt...........................         --       120,000
  Borrowings (Repayments) Under Revolving Lines of Credit............     16,751       (40,228)
  Borrowings Under Term Debt.........................................          9         3,181
  Repayments on Term Debt............................................     (1,839)      (45,074)
  Penalty on Early Retirement of Debt................................         --        (4,872)
  Debt Issuance Costs................................................         --        (4,155)
  Other, Net.........................................................        196          (159)
                                                                        --------      --------
     Net Cash Provided by Financing Activities.......................     15,117        28,693
                                                                        --------      --------
EFFECT OF TRANSLATION ADJUSTMENT ON CASH.............................        128          (266)
                                                                        --------      --------
NET DECREASE IN CASH AND CASH EQUIVALENTS............................       (835)       (3,235)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....................      3,144         4,799
                                                                        --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........................   $  2,309      $  1,564
                                                                        ========      ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest Paid, Net of Amounts Capitalized..........................   $  7,740      $  3,534
  Income Taxes Paid..................................................   $  1,127      $  1,829

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)
1. GENERAL

     The unaudited consolidated condensed financial statements included herein have been prepared by Energy Ventures, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission. These financial statements reflect all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for the fair presentation of such financial statements for the interim periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the interim information presented not misleading, certain information relating to the Company's organization and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted in this Registration Statement pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein. The results of operations for the three and six months ended June 30, 1995 are not necessarily indicative of the results expected for the full year.

2. INVENTORIES

     Major components of inventories include:

                                                                    JUNE 30,
                                                                      1995
                                                                   ---------
                                                                      (IN
                                                                   THOUSANDS)
                Raw materials and components...................     $ 47,220
                Work in process................................       19,119
                Finished goods.................................       35,383
                                                                      ------
                                                                    $101,722
                                                                      ======

3. ACQUISITIONS

     On June 30, 1995, the Company acquired Prideco, Inc. ("Prideco") in a transaction which involved the issuance of approximately 2.25 million shares of Common Stock. The acquisition is expected to provide the Company with greater manufacturing and marketing efficiencies by allowing for a consolidation of overhead, reduced distribution and marketing costs and a rationalization of manufacturing operations.

     The Prideco acquisition was accounted for using the purchase method of accounting. Accordingly, the respective assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The allocation of the purchase price is based on the best estimates of the Company using information currently available. Certain adjustments relating to the acquisition are subject to change based upon final appraisals and determination of the fair values of the assets acquired and liabilities assumed.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

     The following table presents selected consolidated financial information for the Company on a pro forma basis assuming that the Prideco acquisition had occurred on January 1, 1994. The pro forma information is not necessarily indicative of the results that might have occurred had such transaction actually taken place at the beginning of the period specified and is not intended to be a projection of future results.

                                                                          SIX MONTHS
                                                                        ENDED JUNE 30,
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                     (IN THOUSANDS, EXCEPT
                                                                      PER SHARE AMOUNTS)
    Revenues.......................................................  $181,955     $130,648
    Income Before Extraordinary Charge.............................  $  4,547     $  2,114
    Net Income (Loss)..............................................  $  4,547     $ (1,670)
    Earnings Per Share From Continuing Operations..................  $    .30     $    .14
    Net Income (Loss) Per Share....................................  $    .30     $   (.11)

4. LONG-TERM DEBT

     On March 24, 1994, the Company sold pursuant to a private placement $120 million of 10.25% Senior Notes due 2004. In July 1994, substantially all of these notes were exchanged for a substantially identical series of 10.25% Senior Notes due 2004 with semi-annual interest payments in March and September. Both issues of Senior Notes were issued pursuant to the terms of an Indenture dated as of March 15, 1994. Certain subsidiaries of the Company have unconditionally guaranteed the Company's obligations under the Senior Notes. See Note 7. The placement of the $120 million Senior Notes provided the Company with $116 million in net proceeds that were used to prepay the $34 million 12.25% senior notes due 1997 and to repay substantially all of the Company's outstanding indebtedness other than the Senior Notes. The remaining funds were used for working capital and other general purposes. In connection with the early retirement, the Company incurred in the first quarter of 1994 an extraordinary charge of approximately $3.8 million, net of taxes of approximately $1.9 million, or $.30 per share. The extraordinary charge represented the difference between the reacquisition price and the net carrying value of the $34 million senior notes, including unamortized debt issuance costs.

     Accrued interest payable, which is included in Other Accrued Liabilities in the financial statements, was approximately $3.7 million at June 30, 1995.

5. CONTINGENCIES

     In August of 1994, the Company received a letter from the IRS proposing to increase the gain recognized by the Company upon the dissolution in October 1990 of the Company's joint venture ("COLEVE") with Columbia Gas and Development Corporation. In general, the IRS' proposal seeks payment of a tax liability of approximately $14.1 million plus accrued interest thereon, and includes $3.4 million of taxes relating to the proposed disallowance of certain interest deductions taken by the Company with respect to COLEVE that was the subject of a similar letter received by the Company in the fourth quarter of 1993. The tax liability with respect to these matters has been previously provided for as a deferred tax liability in the Company's financial statements. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of this matter could affect the timing of the payment of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its results of operations or financial position.

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

6. RECLASSIFICATIONS

     Certain reclassifications of prior period balances have been made to conform such amounts to appropriate June 30, 1995 classifications.

7. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The $120 million Senior Notes which are described in Note 4 are unconditionally guaranteed on a joint and several basis, by certain subsidiaries of the Company. Accordingly, the following condensed consolidating balance sheet as of June 30, 1995 and the related condensed consolidating statements of income for the three and six month periods ended June 30, 1995 and 1994, and cash flows for the six month period ended June 30, 1995 and 1994 have been provided. The condensed consolidating financial statements herein are followed by notes which are an integral part of these statements.

                     CONDENSED CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 1995
                                 (IN THOUSANDS)

                                                                              NON-
                                                  PARENT      GUARANTORS   GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                  ------      ----------   ----------  ------------  ------------
ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents....................   $    156     $    808     $ 1,345     $      --     $  2,309
  Other Current Assets.........................      1,852      170,962      29,771            --      202,585
                                                  --------     --------     -------     ---------     --------
                                                     2,008      171,770      31,116            --      204,894
                                                  --------     --------     -------     ---------     --------
PROPERTY, PLANT AND EQUIPMENT, AT COST, NET OF
  ACCUMULATED DEPRECIATION.....................        191      165,453      12,655            --      178,299
INTERCOMPANY AND INVESTMENT IN SUBSIDIARIES,
  NET..........................................    263,922     (159,997)     16,373      (120,298)          --
OTHER ASSETS...................................      4,468       39,890       1,034            --       45,392
                                                  --------     --------     -------     ---------     --------
                                                  $270,589     $217,116     $61,178     $(120,298)    $428,585
                                                  ========     ========     =======     =========     ========
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-Term Borrowings........................   $     --     $ 29,862     $ 4,154     $      --     $ 34,016
  Current Maturities of Long-Term Debt.........         --        3,619         937            --        4,556
  Accounts Payable and Other Accrued
    Liabilities................................      2,905       63,592       9,210            --       75,707
                                                  --------     --------     -------     ---------     --------
                                                     2,905       97,073      14,301            --      114,279
                                                  --------     --------     -------     ---------     --------
LONG-TERM DEBT.................................    120,000        4,020       1,673            --      125,693
DEFERRED TAXES, NET............................     (1,805)      18,213      15,606            --       32,014
OTHER LIABILITIES..............................        615        5,841       1,269            --        7,725
                                                  --------     --------     -------     ---------     --------
STOCKHOLDERS' INVESTMENT.......................    148,874       91,969      28,329      (120,298)     148,874
                                                  --------     --------     -------     ---------     --------
                                                  $270,589     $217,116     $61,178     $(120,298)    $428,585
                                                  ========     ========     =======     =========     ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

7. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING STATEMENTS OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1995
                                 (IN THOUSANDS)

                                                                               NON-
                                                     PARENT     GUARANTORS  GUARANTORS  ELIMINATIONS CONSOLIDATED
                                                     ------     ----------  ----------  ------------ ------------
REVENUES..........................................   $    --     $126,450     $25,957     $    --     $152,407
COSTS AND EXPENSES................................     2,604      114,763      21,499          --      138,866
                                                     -------     --------     -------     --------    --------
OPERATING INCOME (LOSS)...........................    (2,604)      11,687       4,458          --       13,541
                                                     -------     --------     -------     --------    --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net..................    (4,231)      (3,954)         24          --       (8,161)
  Equity in Subsidiaries, Net of Taxes............     8,113           --          --      (8,113)          --
  Other, Net......................................        33          298        (338)         --           (7)
                                                     -------     --------     -------     --------    --------
INCOME BEFORE INCOME TAXES........................     1,311        8,031       4,144      (8,113)       5,373
PROVISION (BENEFIT) FOR INCOME TAXES..............    (2,073)       2,307       1,755          --        1,989
                                                     -------     --------     -------     --------    --------
NET INCOME (LOSS).................................   $ 3,384     $  5,724     $ 2,389     $(8,113)    $  3,384
                                                     =======     ========     =======     ========    ========

                  CONDENSED CONSOLIDATING STATEMENTS OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1994
                                 (IN THOUSANDS)

                                                                               NON-
                                                     PARENT    GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                     ------    ----------  ----------  ------------  ------------
REVENUES..........................................   $    --     $ 89,551     $16,133     $    --     $105,684
COSTS AND EXPENSES................................     2,256       82,236      14,269          --       98,761
                                                     -------     --------     -------     --------    --------
OPERATING INCOME (LOSS)...........................    (2,256)       7,315       1,864          --        6,923
                                                     -------     --------     -------     --------    --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net..................    (1,960)      (3,855)        117          --       (5,698)
  Equity in Subsidiaries, Net of Taxes............     3,810           --          --      (3,810)          --
  Other, Net......................................       (75)         163         218          --          306
                                                     -------     --------     -------     --------    --------
INCOME BEFORE INCOME TAXES........................      (481)       3,623       2,199      (3,810)       1,531
PROVISION (BENEFIT) FOR INCOME TAXES..............    (1,463)       1,304         708          --          549
                                                     -------     --------     -------     --------    --------
INCOME FROM CONTINUING OPERATIONS.................       982        2,319       1,491      (3,810)         982
EXTRAORDINARY CHARGE, NET OF TAXES................    (3,784)          --          --          --       (3,784)
                                                     -------     --------     -------     --------    --------
NET INCOME (LOSS).................................   $(2,802)    $  2,319     $ 1,491     $(3,810)    $ (2,802)
                                                     =======     ========     =======     ========    ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

7. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                  CONDENSED CONSOLIDATING STATEMENTS OF INCOME
                        THREE MONTHS ENDED JUNE 30, 1995
                                 (IN THOUSANDS)

                                                                               NON-
                                                    PARENT     GUARANTORS   GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                    ------     ----------   ----------  ------------  ------------
REVENUES.........................................   $    --      $66,037      $13,710      $    --      $79,747
COSTS AND EXPENSES...............................     1,348       60,226       11,286           --       72,860
                                                    -------      --------     -------      --------     --------
OPERATING INCOME (LOSS)..........................    (1,348)       5,811        2,424           --        6,887
                                                    -------      --------     -------      --------     --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net.................    (2,098)      (2,027)         (71)          --       (4,196)
  Equity in Subsidiaries, Net of Taxes...........     4,031           --           --       (4,031)          --
  Other, Net.....................................        30          140         (118)          --           52
                                                    -------      --------     -------      --------     --------
INCOME BEFORE INCOME TAXES.......................       615        3,924        2,235       (4,031)       2,743
PROVISION (BENEFIT) FOR INCOME TAXES.............    (1,138)         836        1,292           --          990
                                                    -------      --------     -------      --------     --------
NET INCOME (LOSS)................................   $ 1,753      $ 3,088      $   943      $(4,031)     $ 1,753
                                                    =======      ========     =======      ========     ========

                  CONDENSED CONSOLIDATING STATEMENTS OF INCOME
                        THREE MONTHS ENDED JUNE 30, 1994
                                 (IN THOUSANDS)

                                                                                NON-
                                                       PARENT    GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                                       ------    ----------  ----------  ------------  ------------
REVENUES............................................   $    --     $43,055     $ 7,511     $    --     $50,566
COSTS AND EXPENSES..................................     1,200      39,154       6,711          --      47,065
                                                       -------     --------    -------     --------    --------
OPERATING INCOME (LOSS).............................    (1,200)      3,901         800          --       3,501
                                                       -------     --------    -------     --------    --------
OTHER INCOME (EXPENSE)
  Interest Income (Expense), Net....................    (1,736)     (1,738)        104          --      (3,370)
  Equity in Subsidiaries, Net of Taxes..............     2,106          --          --      (2,106)         --
  Other, Net........................................       (64)        121           7          --          64
                                                       -------     --------    -------     --------    --------
INCOME BEFORE INCOME TAXES..........................      (894)      2,284         911      (2,106)        195
PROVISION (BENEFIT) FOR INCOME TAXES................    (1,021)        802         287          --          68
                                                       -------     --------    -------     --------    --------
INCOME FROM CONTINUING OPERATIONS...................       127       1,482         624      (2,106)        127
EXTRAORDINARY CHARGE, NET OF TAXES..................        --          --          --          --          --
                                                       -------     --------    -------     --------    --------
NET INCOME (LOSS)...................................   $   127     $ 1,482     $   624     $(2,106)    $   127
                                                       =======     ========    =======     ========    ========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

7. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                         SIX MONTHS ENDED JUNE 30, 1995
                                 (IN THOUSANDS)

                                                                              NON-
                                                  PARENT       GUARANTORS  GUARANTORS   ELIMINATIONS  CONSOLIDATED
                                                  ------       ----------  ----------   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income...................................   $ 3,384      $  5,724      $ 2,389      $(8,113)     $  3,384
    Equity in Earnings of Subsidiaries.........    (8,113)           --           --        8,113            --
    Other Adjustments and Changes..............    (2,932)       (1,035)        (123)          --        (4,090)
                                                  ---------    ---------     -------      ---------    ---------
      Net Cash Provided (Used) by
         Operations............................    (7,661)        4,689        2,266           --          (706)
                                                  ---------    ---------     -------      ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Businesses....................        --        (4,336)          --           --        (4,336)
  Proceeds from Sale of Business and Assets....        --           626           75           --           701
  Capital Expenditures for Property, Plant and
    Equipment..................................        (5)       (9,552)      (2,182)          --       (11,739)
                                                  ---------    ---------     -------      ---------    ---------
    Net Cash Used by Investing Activities......        (5)      (13,262)      (2,107)          --       (15,374)
                                                  ---------    ---------     -------      ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-Term Borrowings, Net...................        --        16,235          516           --        16,751
  Repayments on Term Debt, Net.................        --        (1,483)        (347)          --        (1,830)
  (Increase) Decrease in Amounts Due to and
    from Subsidiaries, Net.....................     7,460        (7,004)        (456)          --            --
  Other, Net...................................       196            --           --           --           196
                                                  ---------    ---------     -------      ---------    ---------
    Net Cash Provided (Used) by Financing
      Activities...............................     7,656         7,748         (287)          --        15,117
                                                  ---------    ---------     -------      ---------    ---------
Effect of Translation Adjustment
  on Cash......................................        --            40           88           --           128
                                                  ---------    ---------     -------      ---------    ---------
Net Decrease in Cash and Cash Equivalents......       (10)         (785)         (40)          --          (835)
Cash and Cash Equivalents at Beginning
  of Period....................................       166         1,593        1,385           --         3,144
                                                  ---------    ---------     -------      ---------    ---------
Cash and Cash Equivalents at End of Period.....   $   156      $    808      $ 1,345      $    --      $  2,309
                                                  =========    =========     =======      =========    =========

                     ENERGY VENTURES, INC. AND SUBSIDIARIES

7. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS -- (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                         SIX MONTHS ENDED JUNE 30, 1994
                                 (IN THOUSANDS)

                                                                              NON-
                                                  PARENT      GUARANTORS   GUARANTORS   ELIMINATIONS  CONSOLIDATED
                                                 -------      ----------   ----------   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)...........................   $ (2,802)     $  2,319      $ 1,491      $(3,810)     $ (2,802)
    Equity in Earnings of Subsidiaries........     (3,810)           --           --        3,810            --
    Other Adjustments and Changes.............      4,517       (20,126)       1,491           --       (14,118)
                                                 ---------     ---------     -------      ---------    ---------
      Net Cash Provided (Used) by
         Operations...........................     (2,095)      (17,807)       2,982           --       (16,920)
                                                 ---------     ---------     -------      ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Businesses...................         --            15       (1,500)          --        (1,485)
  Capital Expenditures for Property, Plant and
    Equipment.................................         (9)      (10,726)      (2,620)          --       (13,355)
  Other, Net..................................         --            80           18           --            98
                                                 ---------     ---------     -------      ---------    ---------
    Net Cash Used by Investing Activities.....         (9)      (10,631)      (4,102)          --       (14,742)
                                                 ---------     ---------     -------      ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-Term Borrowings, Net..................         --       (37,207)      (3,021)          --       (40,228)
  Borrowings of Debt..........................    120,000         2,654          527           --       123,181
  Repayments of Debt..........................    (34,000)       (9,117)      (1,957)          --       (45,074)
  (Increase) Decrease in Amounts Due to and
    from Subsidiaries, Net....................    (76,081)       70,676        5,405           --            --
  Other, Net..................................     (9,186)           --           --           --        (9,186)
                                                 ---------     ---------     -------      ---------    ---------
    Net Cash Provided by Financing
      Activities..............................        733        27,006          954           --        28,693
                                                 ---------     ---------     -------      ---------    ---------
Effect of Translation Adjustment on Cash......         --            --         (266)          --          (266)
                                                 ---------     ---------     -------      ---------    ---------
Net Decrease in Cash and Cash Equivalents.....     (1,371)       (1,432)        (432)          --        (3,235)
Cash and Cash Equivalents at Beginning
  of Period...................................      1,444         2,200        1,155           --         4,799
                                                 ---------     ---------     -------      ---------    ---------
Cash and Cash Equivalents at End of Period....   $     73      $    768      $   723      $    --      $  1,564
                                                 =========     =========     =======      =========    =========

  A. SIGNIFICANT ACCOUNTING POLICIES

     Reclassifications

     Certain reclassifications of prior year balances have been made to conform such amounts to appropriate 1995 classifications.

     Elimination Entries

     Revenues and related Cost of Sales by individual category have been presented net of intercompany transactions.

  B. OTHER

     Notes 1 through 6 should be read in conjunction with the Condensed Consolidating Financial Statements.

==================================================     ===================================================

    No dealer, salesperson, or other person has                            2,600,000 SHARES
been authorized to give any information or to make
any representations in connection with this
offering other than those contained or
incorporated by reference in this Prospectus, and,                     [ENERGY VENTURES LOGO]
if given or made, such other information or
representations must not be relied on as having
been authorized by the Company or the
Underwriters. This Prospectus does not constitute                        ENERGY VENTURES, INC.
an offer to sell or a solicitation of an offer to
buy any securities other than the registered
securities to which it relates in any state to any
person to whom it is unlawful to make such offer                              COMMON STOCK
or solicitation in such state. Neither the
delivery of this Prospectus nor any sale made
hereunder shall, under any circumstances, create
any implication that there has been no change in
the affairs of the Company since the date hereof
or that the information contained or incorporated
by reference herein is correct as of any time
subsequent to its date.                                               ---------------------------

       ---------------------------                                             PROSPECTUS
                                                                                       , 1995
            TABLE OF CONTENTS                                         ---------------------------


                                        PAGE
                                        -----
Available Information..................     3
Incorporation of Certain Documents by
  Reference............................     3
Prospectus Summary.....................     4
Risk Factors...........................     9
The Company............................    11
Recent Developments....................    11
Use of Proceeds........................    12
Price Range of Common Stock and
  Dividend Policy......................    13
Capitalization.........................    14
Pro Forma Condensed Consolidated
  Statements of Income.................    15
Selected Consolidated Financial Data...    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    20
Business...............................    29
Management.............................    47
Principal Stockholders.................    49
Description of Capital Stock...........    49
Underwriting...........................    51                               LEHMAN BROTHERS
Experts................................    52
Legal Matters..........................    52
Index to Consolidated Financial                                       DONALDSON, LUFKIN & JENRETTE
  Statements...........................   F-1                           SECURITIES CORPORATION

==================================================     ===================================================


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement:


    Securities and Exchange Commission registration fee.......................  $ 20,044
    NASD Filing Fee...........................................................     6,313
    Legal fees and expenses of all counsel....................................   130,000
    Blue Sky filing fees and expenses.........................................    10,000
    Fees and expenses of transfer agent.......................................     5,000
    Printing and engraving expenses...........................................    80,000
    Accounting fees...........................................................   130,000
    Miscellaneous.............................................................    68,643
                                                                                --------
              Total...........................................................  $450,000
                                                                                ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the Delaware General Law grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The By-laws of the Company provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law. Messrs. David J. Butters, Eliot M. Fried and Robert B. Millard, employees of Lehman Brothers Inc. ("Lehman Brothers"), constitute three of the eight members of the Board of Directors of the Company. Under the restated certificate of incorporation, as amended to date, of Lehman Brothers and its parent Lehman Brothers Holdings Inc. ("Holdings"), both Delaware corporations, Messrs. Butters, Fried and Millard, in their capacity as directors of the Company, are to be indemnified by Lehman Brothers and Holdings to the fullest extent permitted by Delaware law. Messrs. Butters, Fried and Millard are serving as directors of the Company at the request of Lehman Brothers and Holdings.

     Section 145 of the Delaware General Corporation Law also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes. Messrs. Butters, Fired and Millard are insured against certain liabilities which they may incur in their capacity as directors pursuant to insurance maintained by Holdings.

ITEM 16. EXHIBITS


     *1.1            -- Form of Underwriting Agreement.

      4.1            -- Certificate of Incorporation of the Company, as amended through May
                        22, 1991 (incorporated by reference to Exhibit No. 4.1 to the
                        Registration Statement on Form S-3; Registration No. 33-40833).

      4.2            -- By-laws as amended (incorporated by reference to Exhibit No. 3.2 to
                        Form 10-K, File 0-7265, filed March 1, 1994).

      4.3            -- Indenture by and among the Company, certain subsidiaries of the
                        Company and Chemical Bank, as trustee, dated March 15, 1994
                        (incorporated by reference to the Current Report on Form 8-K, File
                        0-7265, filed April 5, 1994).

     *4.4            -- First Supplemental Indenture by and among the Company, Prideco and
                        Chemical Bank, as trustee, dated as of June 30, 1995.

      4.5            -- Specimen 10 1/4% Senior Note due 2004 of the Company (incorporated by reference to the Current Report on Form 8-K, File 0-7265, filed April
                        5, 1994).

    **5.1            -- Opinion of Fulbright & Jaworski L.L.P.

   **23.1            -- Consent of Fulbright & Jaworski L.L.P. (to be included in Exhibit
                        5.1).

   **23.2            -- Consent of Arthur Andersen LLP.

   **23.3            -- Consent of Arthur Andersen LLP, with respect to financial statements of Prideco, Inc.

    *24.1            -- Powers of Attorney (included on Page II-4 of this Registration
                        Statement as originally filed).


---------------


 * Previously filed.



** Filed herewith.


     As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 31, 1995.


                                            ENERGY VENTURES, INC.

                                            By:   /s/  BERNARD J. DUROC-DANNER
                                                -------------------------------
                                                   Bernard J. Duroc-Danner
                                                  President, Chief Executive
                                                     Officer and Director
                                                (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                    DATE
                  ---------                                -----                    ----
          /s/  BERNARD J. DUROC-DANNER           President, Chief Executive   August 31, 1995
---------------------------------------------       Officer and Director
           Bernard J. Duroc-Danner                  (Principal Executive
                                                          Officer)

          /s/  JAMES G. KILEY                   Vice President, Finance and   August 31, 1995
---------------------------------------------       Treasurer (Principal
               James G. Kiley                        Financial Officer)


         /s/  FRANCES R. POWELL                 Vice President, Accounting   August 31, 1995
---------------------------------------------     and Controller (Principal
              Frances R. Powell                      Accounting Officer)

         /s/  DAVID J. BUTTERS*                   Director and Chairman      August 31, 1995
---------------------------------------------          of the Board
              David J. Butters

          /s/  URIEL E. DUTTON*                           Director            August 31, 1995
---------------------------------------------
               Uriel E. Dutton

          /s/  ELIOT M. FRIED*                            Director            August 31, 1995
---------------------------------------------
               Eliot M. Fried

         /s/  SHELDON S. GORDON*                           Director            August 31, 1995
---------------------------------------------
              Sheldon S. Gordon

         /s/  SHELDON B. LUBAR*                           Director            August 31, 1995
---------------------------------------------
              Sheldon B. Lubar

         /s/  ROBERT B. MILLARD*                          Director            August 31, 1995
---------------------------------------------
              Robert B. Millard

                  SIGNATURE                                TITLE                    DATE
                  ---------                                -----                    ----
          /s/  ROBERT A. RAYNE*                           Director            August 31, 1995
---------------------------------------------
               Robert A. Rayne

   *By        /s/  JAMES G. KILEY
---------------------------------------------
     James G. Kiley, as Attorney-In-Fact
      for each of the persons indicated

                           INDEX TO EXHIBITS

    Exhibit                                    Description
    -------                                    -----------
      5.1            -- Opinion of Fulbright & Jaworski L.L.P.
     23.2            -- Consent of Arthur Andersen LLP.
     23.3            -- Consent of Arthur Andersen LLP, with respect to financial statements of Prideco, Inc.
